

IMMUNOMEDICS,® INC.



DDD Module
(anti-tumor)
Self annealing
SH
Fab
Dimerization and Docking Domain
Stably tethered bispecific, multivalent antibody
+
Anchoring Domain
HS
SH
AD Module
(anti-hapten)

Epratuzumab

Milatuzumab



O
CH_3O
O
OH
CH_3
HO
NH_2



O
CH_2
N
O
SH
SH

ANNUAL REPORT 2007



Chairman's Message

In my remarks last year, I reported on the exciting development of a new platform technology for protein engineering, termed the Dock-and-Lock methodology (DNL), which has the potential of constructing a considerable number of active biological molecules. I am pleased to report that we have made significant advances with this technology and created an array of new and potentially improved biotechnology products.

One of the key features of DNL and its main advantage over other protein engineering platform technologies is its versatility. As depicted on the cover of this year's Annual Report, a myriad of components, biologically active and/or otherwise, can be conjugated to the linker modules either chemically or recombinantly. Moreover, when allowed to mix together, the two modules fuse with each other exclusively and in a quantitative manner, thus simplifying production. Another unique characteristic of DNL is that one of the two parent components is always present in two copies in the final construct, thereby potentially making the DNL products more potent than the original molecules. For the first time in our history, we are now making molecules that are not antibody-based, since the DNL technology allows us to construct many different potential products, such as cytokines and vaccines. But to remain focused, we have selected one cytokine immunomodulator to demonstrate the properties and potential of DNL, so we can eventually offer this as a platform technology to the biotechnology/pharmaceutical industry.

During this past year, our scientists also have worked diligently on creating novel versions of antibody molecules, and demonstrated their stability and activity both *in vitro* and *in vivo*. In all, we have constructed more than 20 new DNL-derived antibodies, and presented some of them at major medical conferences. To develop these products effectively and to ensure we will have several candidates for a specific indication, we are focused on four different types of DNL constructs for further preclinical development.

For bispecific antibody pretargeting, which we believe is an improved method of delivering imaging and therapeutic isotopes, as well as possibly cytotoxic drugs, to cancers, we are advancing TF2 (tri-Fab-2), a DNL construct that contains two copies of the CEA-binding antibody, labetuzumab, for pretargeted imaging and therapy of colorectal, breast and lung cancers.

I have emphasized mostly advanced research and preclinical projects, but this is not to minimize the extensive product testing we have in the clinic with epratuzumab, veltuzumab, milatuzumab, labetuzumab, and PAM4 humanized monoclonal antibodies for the therapy of lymphoma, multiple myeloma, chronic lymphocytic leukemia, acute lymphoblastic leukemia, colorectal cancer, and pancreatic cancer, as well as certain autoimmune diseases. Some of these are company-sponsored trials, some are sponsored by National Cancer Institute study groups, and others are investigator-sponsored studies. But all contribute to our gaining a better understanding of how our products can help in the treatment of patients with cancer or serious autoimmune disease.

I am proud of these achievements, and of the scientists and clinicians at our company and at collaborating institutions, who are contributing to these developments. But most of all, we have to recognize the patients who have shown their trust and enthusiasm by participating in such investigational trials.

Sincerely,




SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2007
WASH., D.C.
210
SECTION



IMMUNOMEDICS®, INC.

Notice of 2007 Annual Meeting

and

Proxy Statement

 IMMUNOMEDICS®, INC.

300 American Road, Morris Plains, New Jersey 07950

October 22, 2007

Dear Fellow Stockholders:

I am pleased to invite you to our 2007 Annual Meeting of Stockholders, which will be held on Wednesday, December 5, 2007, at 10:00 a.m., local time, at our executive offices located at 300 American Road, Morris Plains, New Jersey 07950. The Annual Meeting is an excellent opportunity to learn more about our research and development efforts as well as our product pipeline of therapeutic product candidates. I hope you will make every effort to join us at our Annual Meeting.

On the pages after this letter, you will find the notice of our 2007 Annual Meeting of Stockholders, which lists the matters to be considered at the meeting, and the proxy statement, which describes the matters listed in the notice. We have also enclosed your proxy card and our annual report for the fiscal year ended June 30, 2007.

Your vote at this meeting is important. Whether or not you plan to attend the meeting, I hope you will vote as soon as possible. If you are a stockholder of record, you may vote over the Internet, by telephone or by mailing the enclosed proxy card in the envelope provided. You will find voting instructions in the proxy statement and on the enclosed proxy card. If your shares are held in "street name" —that is, held for your account by a broker or other nominee—you will receive instructions from the holder of record, that you must follow for your shares to be voted.

With many thanks for your ongoing support and continued interest in Immunomedics, I am

Sincerely yours,

CYNTHIA L. SULLIVAN
President and Chief Executive Officer

IMMUNOMEDICS, INC.
300 American Road
Morris Plains, New Jersey 07950

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

Date	Wednesday, December 5, 2007.
Time	10:00 a.m., local time.
Place	300 American Road, Morris Plains, New Jersey 07950.
Proposals	1. Elect eight directors to serve for a term of one year until the 2008 Annual Meeting of Stockholders;
	2. Ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008; and
	3. Consider any other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.
Record Date	Only stockholders of record at the close of business on the record date, October 10, 2007, are entitled to receive notice of and to vote at the Annual Meeting and any adjournment of the meeting.
Stock Transfer Books	The stock transfer books will remain open between the record date and the date of the Annual Meeting. A complete list of stockholders entitled to vote will be available from our Secretary at our executive offices for a period of 10 days before the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

October 22, 2007

TABLE OF CONTENTS

	PAGE
PROXY STATEMENT	1
VOTING PROCEDURES	2
Who can vote?	2
How do I vote?	2
How can I change my vote?	3
Will my shares be voted if I do not return my proxy?	3
What does it mean if I receive more than one proxy card?	3
How many shares must be present to hold the meeting?	3
What vote is required to approve each matter and how are votes counted?	4
How does the Board of Directors recommend that I vote?	4
Are there other matters to be voted on at the meeting?	5
Where do I find the voting results of the meeting?	5
Who will pay the costs of soliciting these proxies?	5
How can I receive future proxy statements and annual reports over the Internet instead of receiving printed copies in the mail?	5
PROPOSAL 1—ELECTION OF DIRECTORS	6
Nominees for Directors	6
PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	9
OWNERSHIP OF OUR COMMON STOCK	10
OUR CORPORATE GOVERNANCE	12
Our Commitment to Good Corporate Governance	12
Role of Our Board of Directors	12
Business Ethics and Compliance	12
Review and Approval of Related Person Transactions	12
Independence of Non-Employee Directors	13
Communications with Directors	13
Committees of the Board	14
Compensation Committee Interlocks and Insider Participation	17
Indemnification of Officers and Directors	17
DIRECTOR COMPENSATION	18
Fiscal 2007 Director Compensation Table	18
Cash Compensation	18
Stock Compensation	19
Option Grants to Non-Employee Directors During Fiscal Year 2007	19
COMPENSATION OF EXECUTIVE OFFICERS	20
Executive Officers	20
Compensation Discussion and Analysis	21
Summary Compensation Table	26
Grants of Plan Based Awards in Fiscal Year 2007	27
Outstanding Equity Awards at Fiscal Year-End 2007 Table	27
Fiscal Year 2007 Options Exercise and Stock Vested Table	27
Equity Compensation Plans	28
Stock Option Plan	28
Retirement Plan	28
Employment Contracts, Termination of Employment and Change in Control Arrangements	28
Calculation of Potential Payments upon Termination or Change in Control	33
Fiscal Year 2007 Pension Benefits Table	36
2006 Non-Qualified Deferred Compensation Table	36
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	37
COMPENSATION COMMITTEE REPORT	39
AUDIT COMMITTEE REPORT	40
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	42
Audit and Other Fees	42
Disagreements with Accountants on Accounting and Financial Disclosure	42
Appointment of Independent Registered Public Accounting Firm and Pre-approval of Audit and Non-Audit Services	42
ADDITIONAL INFORMATION	44
Section 16(a) Beneficial Ownership Reporting Compliance	44
Stockholder Proposals for Fiscal 2007 Annual Meeting	44
Householding of Meeting Materials	44
APPENDIX A—Amended and Restated Charter of the Audit Committee	A-1

IMMUNOMEDICS, INC.
300 American Road
Morris Plains, New Jersey 07950
www.immunomedics.com

PROXY STATEMENT—2007 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement contains information about the 2007 Annual Meeting of Stockholders of Immunomedics, Inc., a Delaware corporation, including any postponements or adjournments of the meeting. The meeting will be held at our executive offices located at 300 American Road, Morris Plains, New Jersey 07950, on Wednesday, December 5, 2007, at 10:00 a.m., local time. In this proxy statement, we sometimes refer to Immunomedics, Inc., and our consolidated subsidiaries as "Immunomedics," the "Company," "we" or "us."

We are sending you this proxy statement and related materials in connection with the solicitation of proxies by our Board of Directors.

Our Annual Report for the fiscal year ended June 30, 2007, was first mailed to stockholders, along with these proxy materials, on or about October 22, 2007.

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 is available on the Internet at our website at www.immunomedics.com or through the SEC's electronic data system called EDGAR at www.sec.gov. To request a printed copy of our Form 10-K, which we will provide to you without charge, either write to our Investor Relations Department, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at "investor@immunomedics.com."

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY.

VOTING PROCEDURES

WHO CAN VOTE? .... Each share of our common stock that you owned as of the close of business on October 10, 2007, the record date for the 2007 Annual Meeting, entitles you to one vote on each matter to be voted upon at the Annual Meeting. On the record date, there were 75,062,164 shares of Immunomedics common stock issued and outstanding and entitled to vote. Accordingly, there are an aggregate of 75,062,164 votes entitled to be cast at the Meeting.

HOW DO I VOTE? .... **If your shares are registered directly in your name, you may vote:**

- **Over the Internet or by Telephone.** If you are a registered stockholder (that is, if you hold your stock directly and not in street name), you may vote by telephone or over the Internet by following the instructions included on the proxy card. Stockholders with shares registered directly with us may vote (i) by telephone by dialing 1-800-PROXIES (1-800-776-9437) (toll free from the United States and Canada) or (ii) by Internet by going to the website of our tabulator, www.voteproxy.com. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. (Eastern Time) on the day before the meeting. You must specify how you want your shares voted or your Internet or telephone vote cannot be completed and you will receive an error message. Your shares will be voted according to your instructions.
- **By Mail.** Complete and sign the enclosed proxy and mail it in the enclosed postage prepaid envelope to American Stock Transfer & Trust Company. Your proxy will be voted according to your instructions. If you do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
- **In Person at the Meeting.** If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in "street name" (held for your account by a broker or other nominee) you may vote:

- **Over the Internet or by Telephone.** You will receive instructions from your broker or other nominee if you are permitted to vote over the Internet or by telephone.
- **By Mail.** You will receive instructions from your broker or other nominee explaining how to cast your vote.
- **In Person at the Meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the meeting. **You will not be able to vote at the meeting unless you have a proxy from your broker issued in your name giving you the right to vote the shares.**

HOW CAN I CHANGE MY VOTE?

You may revoke your proxy and change your vote at any time before the meeting. To do this, you must do one of the following:

- Vote over the Internet or by Telephone as instructed above. Only your latest Internet vote is counted.
- Sign and date a new proxy and submit it as instructed above. Only your latest proxy vote is counted.
- Attend the meeting and vote in person. Attending the meeting will not revoke your proxy unless you specifically request it.

WILL MY SHARES BE VOTED IF I DO NOT RETURN MY PROXY?

If your shares are registered directly in your name, your shares will not be voted if you do not vote over the Internet, by telephone or return your proxy, or attend and vote at the meeting. If you have misplaced your proxy, you may obtain another by contacting American Stock Transfer & Trust Company at 1-877-777-0800, or writing them at 59 Maiden Lane, New York, New York 10038.

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either: vote your shares on routine matters, or leave your shares unvoted. Proposal 1, the election of directors, and Proposal 2, the ratification of the independent registered public accounting firm, are each considered routine matters. Nonetheless, we encourage you to provide voting instructions to your brokerage firm by submitting your proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that you have more than one account, which may be at the transfer agent, with stockbrokers or otherwise. Please vote over the Internet, or complete and return all proxies for each account to ensure that all of your shares are voted.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the stockholder votes over the Internet, completes and submits a proxy or is present in person at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum. If a quorum is not present, we expect that the meeting will be adjourned until we obtain a quorum.

WHAT VOTE IS REQUIRED TO APPROVE EACH MATTER AND HOW ARE VOTES COUNTED? . . .

Proposal 1—Election of Directors.

To elect each director nominee, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the director. Abstentions are not counted for purposes of electing directors. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 1 since such matter is considered routine. You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Withholding authority to vote for a nominee for director is similar to an abstention and will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If you wish to vote against a nominee for director, please write in such nominee's name in the space provided on the proxy card.

Proposal 2—Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.

To approve Proposal 2, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the proposal. An abstention will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 2 since it is considered routine. If your broker cannot vote your shares on any other matter because it does not have instructions from you or discretionary voting authority on that matter, this is referred to as a "broker non-vote." Broker non-votes will have no effect on the outcome of the vote.

The inspector of election appointed for the 2007 Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes, will tabulate all votes.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE? . . . .

Our Board of Directors recommends that you vote:

- **FOR Proposal 1—elect our eight nominees to the Board of Directors for a one-year term ending at the 2008 Annual Meeting of Stockholders or such time as their respective successors are duly elected and qualified;**
- **FOR Proposal 2—ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008.**

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE MEETING? .... We do not know of any other matters that may come before the Annual Meeting other than the election of directors and ratification of the independent registered public accounting firm. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

WHERE DO I FIND THE VOTING RESULTS OF THE MEETING? ... We intend to announce preliminary voting results at the Meeting. We will publish final results in our Quarterly Report on Form 10-Q for the second quarter of fiscal 2008, which we are required to file with the Securities and Exchange Commission (the "SEC") on or before February 11, 2008. To request a printed copy of our Quarterly Report on Form 10-Q, please write to Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com You will also be able to find a copy on the Internet through our website at www.immunomedics.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

WHO WILL PAY THE COSTS OF SOLICITING THESE PROXIES? .... We will pay the costs of soliciting proxies. In addition to the mailing of these proxy materials, our directors, officers and employees may solicit proxies by telephone, e-mail and in person, without additional compensation. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.

HOW CAN I RECEIVE FUTURE PROXY STATEMENTS AND ANNUAL REPORTS OVER THE INTERNET INSTEAD OF RECEIVING PRINTED COPIES IN THE MAIL? .... This proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, are available on our Internet site at www.immunomedics.com. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving printed copies in the mail. If you are a stockholder of record, you can choose this option when you vote over the Internet and save us the cost of producing and mailing these documents. If you are a stockholder of record and choose to view future proxy statements and annual reports over the Internet, you will receive a proxy in the mail next year with instructions containing the Internet address to access those documents. If your shares are held through a broker or other nominee, you should check the information provided by them for instructions on how to elect to view future proxy statements and annual reports over the Internet.

PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors has nominated eight people to serve as members of the Board of Directors until the 2008 Annual Meeting of Stockholders. Each nominee currently serves as a member of the Board of Directors and, with the exception of Dr. Edward T. Wolynic who was appointed to the Board of Directors during the last fiscal year, each has previously been elected by our stockholders.

The Board of Directors recommends a vote FOR each of the nominees named below.

Our Board of Directors, upon the recommendation of our Governance and Nominating Committee, voted to nominate Dr. David M. Goldenberg, Ms. Cynthia L. Sullivan, Dr. Morton Coleman, Dr. Marvin E. Jaffe, Ms. Mary E. Paetzold, Mr. Brian A. Markison, Mr. Don C. Stark and Dr. Edward T. Wolynic for election at the 2007 Annual Meeting of Stockholders to serve until the 2008 Annual Meeting of Stockholders, or such later date as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Set forth below are their ages as of October 1, 2007, their offices with us, if any, their principal occupations or employment for the past five years, the length of their tenure as directors, and the names of other public companies in which they serve as a member of the board of directors.

The persons named in the enclosed proxy will vote to elect as directors the eight nominees listed below, unless you indicate on the proxy that your vote should be withheld from, or that you wish to vote against, any or all of these nominees. All of the nominees have indicated their willingness to serve, if elected, but if any of them should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors, unless the Board chooses to reduce the number of directors serving on the Board.

NOMINEES FOR DIRECTORS

Dr. David M. Goldenberg . . . . **Principal occupation:** Chairman of the Board of Directors and Chief Scientific Officer and Chief Medical Officer, Immunomedics, Inc.

Age: 69

Director since: 1982

Prior business experience:

- Founded Immunomedics in 1982.
- Chief Executive Officer from July 1982 through July 1992; February 1994 through May 1998; and July 1999 through March 2001.
- Chief Strategic Officer from July 2003 through June 2007.
- Chief Scientific Officer from March 2001 through June 2003 and from July 2007 to present.
- Chief Medical Officer from July 2007 to present.
- Serves concurrently as the President and Trustee of the Center for Molecular Medicine and Immunology, an independent, non-profit research center.
- Serves concurrently as the President of the Garden State Cancer Center, a subsidiary of the Center for Molecular Medicine and Immunology, and a Trustee of the Garden State Cancer Center Foundation.
- Serves concurrently as the Chairman of the Board of IBC Pharmaceuticals, Inc., a majority-owned subsidiary of the Company.

Cynthia L. Sullivan . . . . **Age:** 52 **Director since:** 2001	**Principal occupation:** President and Chief Executive Officer, Immunomedics, Inc. **Prior business experience:** • Joined Immunomedics in 1985. • President and Chief Executive Officer since March 2001. • Previously served as President from December 2000 to March 2001; and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000. • Concurrently serves as President of IBC Pharmaceuticals, Inc. **Public company directorships:** From September 2002 to July 2007 served as a director of Digene Corp., a leader in molecular diagnostics and women's health diagnostic markets (which was merged with Qiagen N.V., effective July 30, 2007).
Dr. Morton Coleman . . . . **Age:** 68 **Director since:** 2000 **Governance and Nominating Committee** **Research and Development Committee**	**Principal occupation:** Clinical Professor of Medicine **Prior business experience:** • Director of the Center for Lymphoma and Myeloma in the Division of Hematology Oncology since 1997, at New York Presbyterian Hospital—Cornell Medical Center. • Clinical Professor of Medicine at the Weill Medical College of Cornell University since 1986.
Dr. Marvin E. Jaffe . . . . **Age:** 71 **Director since:** 1994 **Audit Committee** **Compensation Committee** **Governance and Nominating Committee** **Research and Development Committee**	**Principal occupation:** Healthcare consultant **Prior business experience:** • Healthcare consultant 1994 to present. • President, RW Johnson Pharmaceutical Research Institute from August 1988 until March 1994. **Public company directorships:** NeoGenomics, Inc., a provider of cancer genetic and molecular testing services primarily in the United States.
Brian A. Markison . . . . **Age:** 48 **Director since:** 2004 **Compensation Committee** **Governance and Nominating Committee** **Research and Development Committee**	**Principal occupation:** President, Chief Executive Officer and Chairman of Board of Directors, King Pharmaceuticals, Inc. **Prior business experience:** • Previously served as President of Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network Businesses from 2002 until 2004. • From 1999 to 2001, Mr. Markison served in various positions, including President, Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network Dupont Integration; Senior Vice President, Licensing & External Development. **Public company directorships:** King Pharmaceuticals, Inc., a vertically integrated pharmaceutical company engaged in the development, manufacturing, marketing and sales of branded prescription pharmaceutical products.

Mary E. Paetzold . . . . **Age:** 58 **Director since:** 2001 **Audit Committee** **Compensation Committee** **Governance and Nominating Committee**	**Principal occupation**: Retired Certified Public Accountant with over 30 years of experience with public and private companies **Prior business experience:** • Vice President, Chief Financial Officer, Secretary, and Treasurer of Ecogen, Inc., from 1994 to 2000, member of the Ecogen Board of Directors from 1996 to 1997. • Served as audit partner, and as SEC reviewing partner, at KPMG LLP, an independent registered public accounting firm, prior to 1994. **Public company directorships:** Orthovita, Inc., a leader in the development of synthetic biologically active tissue products.
Don C. Stark . . . . **Age:** 53 **Director since:** 2005 **Audit Committee** **Research and Development Committee**	**Principal occupation:** Marketing and Business Development Consultant **Prior business experience:** • Chief Executive Officer and President of Whistler Associates, Inc., a marketing and strategic planning consulting firm for companies focused on oncology, since 1996. • From 1980 to 1995, Mr. Stark served in various market research, marketing and business development positions at Bristol-Myers Squibb Oncology Division, Immunex and Repligen, all in the fields of oncology and immunology. • From 2002 to the present, he has concurrently served as partner and member of the Board of Directors of Strategic Answers, Inc., a strategic planning consulting firm.
Dr. Edward T. Wolynic . . . . **Age:** 59 **Director since:** 2007 **Compensation Committee** **Governance and Nominating Committee** **Research and Development Committee**	**Principal occupation:** Retired **Prior business experience:** • Most recently served as Chief Technology Officer and Vice President of the Strategic Technologies Group at Engelhard Corporation, a leading surface and materials science company, from 2000 through 2006.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT EACH OF OUR EIGHT NOMINEES TO THE BOARD OF DIRECTORS FOR A ONE-YEAR TERM UNTIL THE 2008 ANNUAL MEETING OF STOCKHOLDERS.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, with the approval of the Board of Directors, has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2008. Ernst & Young LLP has been employed by us to audit our consolidated financial statements since July 2002.

Ernst & Young LLP has advised our Audit Committee that it is "independent" of us within the meaning of Rule 2-01 of SEC Regulation S-X, as amended by the SEC on November 21, 2000.

A description of the services provided by Ernst & Young LLP, and the fees we paid for such services, can be found under the heading "Independent Registered Public Accounting Firm" on page 42 of this proxy statement.

The affirmative vote of a majority of the shares voted at the Annual Meeting is required to ratify the appointment of our independent registered public accounting firm. In the event the stockholders do not ratify Ernst & Young LLP as our independent registered public accounting firm, the Audit Committee will reconsider its appointment.

A representative of Ernst & Young LLP is expected to be present at our Annual Meeting. This representative will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2008.

OWNERSHIP OF OUR COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 1, 2007 for: (i) the executive officers named in the Summary Compensation Table on page 26 of this proxy statement; (ii) each of our directors and director nominees; (iii) all of our current directors and executive officers as a group; and (iv) each stockholder known by us to own beneficially more than five percent (5%) of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

The SEC deems shares of common stock that may be acquired by an individual or group by November 29, 2007 (60 days after October 1, 2007) pursuant to the exercise of options, warrants or other convertible securities to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such securities are not deemed to be outstanding for the purpose of computing the percentage ownership of any other stockholder shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage ownership is based on 75,062,164 shares of common stock outstanding on October 1, 2007.

Name of beneficial owner**	Number of shares ***	Percentage of common stock***
Dr. David M. Goldenberg(1)	8,623,438	11.1%
Cynthia L. Sullivan(2)	8,685,648	11.2%
Dr. Morton Coleman(3)	377,750	*
Dr. Marvin E. Jaffe(4)	103,950	*
Mary E. Paetzold(6)	69,550	*
Brian A. Markison(5)	18,750	*
Don C. Stark(5)	18,750	*
Dr. Edward T. Wolynic(5)	10,000	*
Gerard G. Gorman(5)	343,750	*
All Directors and Executive Officers as a group (9 persons)(7)	9,780,777	12.6%
FMR Corp.(8) 82 Devonshire Street Boston, MA 02109	4,987,700	6.6%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

** Except as noted, the address of each of person listed in the above table is c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950. All information in the table is based upon reports filed with the SEC or upon the 2007 Questionnaire for Directors, Officers and Five Percent Stockholders submitted to us in connection with the preparation of this proxy statement.

*** Included with each share of common stock is a Preferred Share Purchase Right to acquire one one-thousandth of a share of our Series G Junior Participating Preferred Stock, par value $0.01 per share, which Preferred Share Purchase Rights are not presently exercisable.

(1) Consists of (i) 4,195,578 shares held by Dr. Goldenberg; (ii) 12,743 shares held by Ms. Sullivan, Dr. Goldenberg's wife; (iii) 10,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 723,894 shares held by Dr. Goldenberg as beneficial owner of three grantor retained annuity trusts; (v) 791,763 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held by our majority-owned subsidiary, IBC Pharmaceuticals, Inc., of which Dr. Goldenberg is a director; (vii) 11,200 shares as to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii) 1,437,500 shares which may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of common stock; (ix) 1,162,500 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x) 152,629 shares as to which Dr. Goldenberg has sole voting power pursuant to an agreement with Hildegard Gruenbaum Katz (his former wife); and

(xi) 90,906 shares held by David M. Goldenberg Dynasty Trust. Dr. Goldenberg disclaims beneficial ownership with respect to an aggregate of 2,256,466 shares as listed in items (ii), (v), (vi), (vii), (ix), (x) and (xi) of the previous sentence.

(2) Consists of (i) 12,743 shares held by Ms. Sullivan; (ii) 4,195,578 shares held by Dr. Goldenberg, Ms. Sullivan's husband; (iii) 10,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 723,894 shares held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg; (v) 791,763 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held IBC Pharmaceuticals, Inc., of which Ms. Sullivan is President; (vii) 11,200 shares to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii) 1,437,500 shares which may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of common stock; (ix) 1,162,500 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x) 214,839 shares held as trustee of Escalon Foundation; and (xi) 90,906 shares held by David M. Goldenberg Dynasty Trust. Ms. Sullivan disclaims beneficial ownership with respect to an aggregate of 6,708,642 shares as listed in items (ii), (iv), (vi), (vii), (viii) (x) and (xi) of the previous sentence.

(3) Consists of (i) 60,250 shares held by Dr. Coleman's wife; (ii) 43,750 shares held by certain of his children; and (iii) 273,750 shares which may be acquired by him upon the exercise of options to purchase shares of common stock.

(4) Consists of 200 shares held directly by Dr. Jaffe and 103,750 shares that may be acquired by him upon the exercise of options to purchase shares of common stock.

(5) Represents shares that may be acquired upon the exercise of options to purchase shares of common stock.

(6) Consists of 3,300 shares held by Ms. Paetzold in her individual retirement account and 66,250 shares that may be acquired by her upon the exercise of options to purchase common stock..

(7) See Notes 1-6 above.

(8) This information is based solely on a 13-F filing as of August 14, 2007 with the SEC. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,987,700 shares or 6.6% of the Common Stock outstanding of Immunomedics, Inc. as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,987,700 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

OUR CORPORATE GOVERNANCE

Our Commitment to High Corporate Governance Standards

We believe that in order for Immunomedics to achieve real business success while also creating value for our stockholders, it is essential that we maintain a commitment to excellence in corporate governance and an environment of the highest ethical standards. Our Board of Directors is committed to high governance standards and to continually work to improve them. During the past year, we have reviewed our corporate governance practices with particular care in light of the Sarbanes-Oxley Act of 2002. We also reviewed with our legal counsel and other professional advisors the recently released rules of the SEC, as well as other proposed SEC rules and regulations and listing requirements of the NASDAQ Global Market. We have also compared our governance practices against those identified as best practices by various authorities and other public companies.

Role of Our Board of Directors

Our Board of Directors currently consists of eight members, although we regularly seek additional qualified candidates to consider joining the Board of Directors. The Board of Directors monitors overall corporate performance and the integrity of our financial controls and legal compliance procedures. It appoints senior management and oversees succession planning and senior management's performance and compensation. The Board oversees Immunomedics' long and short term strategic and business planning, and conducts a year-long process that culminates in Board review and approval each year of a business plan, a capital expenditures budget and other key financial and business objectives.

Members of the Board keep informed about our business and operations through discussions with the Chairman and other members of our senior management team, by reviewing materials provided to them on a regular basis as well as in preparation for Board and committee meetings, and by actively participating in meetings of the Board and its committees. We regularly review key portions of our business with the Board, including our clinical and pre-clinical development programs. We also make it a practice to introduce our senior executives to the Board so that the Board can become familiar with our key talent.

In fiscal 2007, the Board of Directors met twelve times. Each director attended at least 75% of the total number of meetings of the Board of Directors and all committees of the Board on which such director served.

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. Dr. Goldenberg, Ms. Sullivan, Dr. Coleman, Dr. Jaffe, Mr. Markison, Ms. Paetzold and Mr. Stark attended the Company's 2006 Annual Meeting of Stockholders. Richard R. Pivirotto, our former Lead Outside Director, passed away in January of 2007 and was not able to attend any meetings of the Board of Directors or any committees thereof from July 1, 2006 through December 31, 2006.

Business Ethics and Compliance

Our Board of Directors has a Company-wide ethics awareness program and an enhanced compliance program that has been communicated to all employees. We have adopted a code of ethics for its CEO and senior financial officers, which complies with Item 406(b) of SEC Regulation S-K and is available on our Internet site at www.immunomedics.com. In addition, all of our directors, officers and employees must act ethically and in accordance with our Code of Business Conduct (the "Code of Business Conduct"). The Code of Business Conduct satisfies the definition of "code of ethics" under the rules and regulations of the SEC and the standards of the NASDAQ Global Market, and is available on our Internet site at www.immunomedics.com.

Review and Approval of Related Person Transactions.

Our Code of Business Conduct has certain policies and procedures for the review, approval or ratification of transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members (each of whom we refer to as a "related person"). The policy and procedures cover any transaction involving a related person (a "related person transaction") in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

Any proposed related person transaction must be reported to the Company's President and CEO, the Senior Vice President of Finance and Business Development and CFO or the Director of Human Resources (the "Compliance Officers"). The policy calls for the transaction to be reviewed by the Compliance Officer and, if deemed appropriate, approved by the Board of Directors of the Company (or an authorized committee of the Board of Directors). The transaction should be approved in advance whenever practicable. If not practicable, the Compliance Officers, and, if deemed appropriate, the Board of Directors will review, and may, if deemed appropriate, ratify the related person transaction.

A related person transaction will be considered approved or ratified if it is authorized by the Compliance Officers and the Board of Directors of the Company after full disclosure of the related person's interest in the transaction. In considering related person transactions, the Compliance Officers and the Board of Directors will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

Independence of Non-Employee Directors

Good corporate governance requires that a majority of the Board of Directors consist of members who are "independent". There are different measures of director independence—independence under listing standards of the NASDAQ Global Market, under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Board of Directors has recently reviewed information about each of our non-employee directors and determined that each of, Dr. Marvin E. Jaffe, Ms. Mary E. Paetzold, Mr. Brian A. Markison, Mr. Don C. Stark and Dr. Edward T. Wolynic are deemed "independent" under applicable law and the listing standards of the NASDAQ Global Market, and accordingly if all nominees are elected to the Board of Directors at the 2007 Annual Meeting of Stockholders we will have a majority of independent directors on our Board.

The Board of Directors has determined that Dr. Morton Coleman, one of our outside directors since 2000, is not deemed to be "independent" by virtue of his association with Weill Medical College of Cornell University, which is currently conducting clinical trials on the Company's behalf.

Brian A. Markison, a member of the Board of Directors since 2004, was elected to serve as the Lead Outside Director, for which he will be entitled to receive additional compensation as described further below in the section titled "Director Compensation."

Communications with Directors

Stockholders and other interested parties may communicate directly with any director, including any non-management member of the Board of Directors, by writing to the attention of such individual at the following address: Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Communications that are intended for the non-management directors generally should be marked "Personal and Confidential" and sent to the attention of the Chair of the Governance and Nominating Committee. The Chair will distribute any communications received to the other non-management member(s) to whom the communication is addressed. Communications that are intended for the whole Board should be sent to the attention of the Company's Secretary.

Committees of the Board

The Board currently has four standing committees: an Audit Committee; a Compensation Committee; a Governance and Nominating Committee; and a Research and Development Committee. Copies of the charters of the Compensation Committee as adopted by our Board of Directors, the Governance and Nominating Committee as adopted by our Board of Directors, and the Audit Committee as adopted by our Board of Directors can be found on our Internet site www.Immunomedics.com. A copy of the amended and restated charter of the Audit Committee as adopted by our Board of Directors is attached to this proxy statement as Appendix A. The Executive Committee of the Board was dissolved by the Board in October of 2007. The Board is also empowered to appoint from time to time ad hoc committees to address specific matters. In April 2007, a Special Pricing Committee of the Board met to decide on the terms related to the offering of common stock in May 2007. No other ad hoc committees took place in Fiscal 2007.

AUDIT COMMITTEE

Current Members	Responsibilities	Meetings in Fiscal 2007
Dr. Jaffe, Ms. Paetzold & Mr. Stark	The Audit Committee consists entirely of independent directors as defined by the listing standards of the NASDAQ Global Market. Its primary functions are to assist the Board of Directors in monitoring the integrity of our financial statements, our systems of internal control, and the appointment, independence and performance of our independent registered public accounting firm. The Audit Committee is responsible for pre-approving any engagements of our independent registered public accounting firm for non-audit services. The Audit Committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports and our ethics and compliance processes. At each Audit Committee meeting, the Audit Committee members meet with Immunomedics' independent registered public accounting firm without management present. As part of the regular quarterly Audit Committee meetings, representatives of management, the independent registered public accounting firm and the Audit Committee members meet to review the financial statements prior to the public release of earnings. The Board of Directors has determined that each member of the Audit Committee satisfies the independence standards for Audit Committee membership as set forth in Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder. In addition, the Board of Directors has determined that Ms. Paetzold satisfies the SEC's criteria for an "audit committee financial expert." You may find a more detailed description of the functions of the Audit Committee in the Audit Committee charter included as Appendix A to this proxy statement. Dr. Jaffe, Ms. Paetzold and Mr. Stark were members of the Audit Committee for the entire fiscal 2007. Mr. Pivirotto passed away in January 2007 and was not able to attend any meetings from July 1, 2006 through December 31, 2006. Please see also the Audit Committee Report below.	8

COMPENSATION COMMITTEE

Current Members	Responsibilities	Meetings in Fiscal 2007
Mr. Markison, Ms. Paetzold, Dr. Jaffe & Dr. Wolynic	The Compensation Committee consists entirely of directors who are (i) "Non-employee Directors" for purposes of Rule 16b-3 under the Exchange Act; (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended; and (iii) are "independent" in accordance with the listing standards of the NASDAQ Global Market. Its primary responsibilities are to oversee compensation and employee benefit matters and management performance. The Compensation Committee reviews and determines the salaries for corporate officers and key employees and reviews and determines, by grade levels, employees who are eligible to participate in our incentive compensation plans. The Compensation Committee also oversees management of the 2006 Stock Incentive Plan, as amended, including the granting and certain terms of stock options, and all other compensation and benefit plans. The Compensation Committee also oversees salary grade administration for all our employees, which is used for establishing merit increases and starting salaries for new employees and is the basis for compensation reviews for all officers, including the Chief Executive Officer. When deemed appropriate, the Compensation Committee also consults with independent outside advisors for guidance on executive compensation issues. Mr. Markison and Ms. Paetzold were members of the Compensation Committee for the entire fiscal 2007, with Dr. Jaffe being appointed in September 2006. Mr. Pivirotto passed away in January of 2007 and was not able to attend any meetings from July 1, 2006 through December 31, 2006. Dr. Wolynic was appointed to the Compensation Committee on August 23, 2007. Please see also the Compensation Committee Report below.	7

GOVERNANCE AND NOMINATING COMMITTEE

Current Members	Responsibilities	Meetings in Fiscal 2007
Dr. Jaffe, Ms. Paetzold, Mr. Markison & Dr. Wolynic	The Governance and Nominating Committee (the "G&N Committee") is responsible for Board governance issues. The G&N Committee also recommends individuals to serve as directors and will consider nominees recommended by stockholders. The G&N Committee, will consider nominees recommended by our stockholders for election to the Board of Directors at the 2008 Annual Meeting of Stockholders, provided that any such recommendation is submitted in writing not less than 60 days nor more than 120 days before the anniversary date of the 2007 Annual Meeting of Stockholders, to the G&N Committee, c/o the Secretary of Immunomedics, at our principal executive offices, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of the consent of the proposed nominee to serve. In recommending candidates, the G&N Committee seeks individuals who possess broad training and experience in business, finance, law, government, medicine, immunology, molecular biology, management or administration and considers factors such as personal attributes, geographic location and special expertise complementary to the background and experience of the Board of Directors as a whole. In accordance with NASDAQ Rule 4350(c), which requires the G&N Committee to consist solely of independent directors, the Board of Directors recently reconstituted the G&N Committee to be comprised of Dr. Jaffe, Mr. Markison and Ms. Paetzold, who are each deemed to be independent in accordance with the listing standards of the NASDAQ Global Market. Dr. Jaffe and Ms. Paetzold were members of the G&N Committee for the entire fiscal 2007, with Mr. Markison being appointed in September 2006. Mr. Pivirotto passed away in January of 2007 and was not able to attend any meetings from July 1, 2006 through December 31, 2006. Dr. Wolynic was appointed to the G&N Committee on August 23, 2007.	4

RESEARCH AND DEVELOPMENT COMMITTEE

Current Members	Responsibilities	Meetings in Fiscal 2007
Dr. Coleman, Dr. Jaffe, Mr. Markison, Mr. Stark & Dr. Wolynic	The Research and Development Committee oversees all of our research and development programs, and in addition to reviewing budgets and plans for preclinical as well as clinical trials, meets regularly with our Chief Scientific Officer concerning our product candidate pipeline. Dr. Wolynic was appointed to the Research and Development Committee on August 23, 2007.	4

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in fiscal 2007 were Mr. Markison and Ms. Paetzold (Dr. Jaffe was appointed to the Compensation Committee in September 2006 and Dr. Wolynic was appointed to the Compensation Committee in August 2007. Mr. Pivirotto passed away in January 2007. Mr. Pivirotto did not participate in any meetings between July 1, 2006 and December 31, 2006). No member of the Compensation Committee was at any time during fiscal 2007, or formerly, an officer or employee of Immunomedics, or any subsidiary of Immunomedics. No executive officer of Immunomedics has served as a director or member of the Board of Directors or the Compensation Committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of or member of our Board of Directors or our Compensation Committee.

Indemnification of Officers and Directors

We indemnify our directors and officers to the fullest extent permitted by law for their acts and omissions in their capacity as a director or officer of Immunomedics, so that they will serve free from undue concerns for liability for actions taken on behalf of Immunomedics. This indemnification is required under our corporate charter. We also maintain an insurance policy intended to help us meet our obligations under our indemnification covenants.

DIRECTOR COMPENSATION

We do not pay directors who are also Immunomedics employees any additional compensation for their service as a director. We do compensate our non-employee directors for their service as a director. Below we show the rate of compensation paid to our non-employee directors in fiscal 2007.

Fiscal 2007 Director Compensation Table

The following table shows the compensation paid to our non-employee directors for their Board service during fiscal 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Morton Coleman, M.D.	24,000	—	8,200	—	—	—	32,200
Marvin E. Jaffe, M.D.	30,718	—	8,200	—	—	—	38,918
Brian A. Markison	28,734	—	8,200	—	—	—	36,934
Mary E. Paetzold	34,140	—	8,200	—	—	—	42,340
Richard R. Pivirotto(4)	12,171	—	8,200	—	—	—	20,371
Don C. Stark	32,000	—	8,200	—	—	—	40,200
Edward T. Wolynic(3)	—	—	—	—	—	—	—

(1) Consists of amounts described under "Director Compensation and Stock Ownership Guidelines."

(2) Represents the compensation cost recognized for financial statement reporting purposes for fiscal year 2007, in accordance with Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), with respect to the portion of the option awards which vested in that year, including awards which may have been granted in earlier years. The reported dollar amounts do not take into account any estimated forfeitures related to service-based vesting conditions.

(3) Dr. Wolynic was appointed to the Board of Directors, effective August 1, 2007.

(4) Richard R. Pivirotto, our former Lead Outside Director, passed away in January 2007.

Cash Compensation

Each director who is not an employee of Immunomedics receives:

Fees*	Fiscal 2007*	For each:
Basic retainer:	$15,000	Fiscal year
Lead Outside Director	$5,000	Fiscal year
Chairman of the Audit and Compensation Committees (each)	$2,500	Fiscal year
Attendance:	$1,500	Board meeting
	$500	Board meeting by conference telephone
	$1,500	Board committee meeting attended in person held on days when the Board does not meet
	$500 if less than one hour, or $1,000	Board committee meeting by conference telephone

* We also reimburse non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors.

Stock Compensation

Our non-employee directors also participate in Immunomedics' 2006 Stock Incentive Plan, as amended (the 2006 Stock Incentive Plan"). Each individual who is first elected or appointed as a non-employee director will automatically be granted, on the date of such initial election or appointment, up to 10,000 nonqualified stock options and up to 5,000 restricted stock units ("RSU"). The 2006 Stock Incentive Plan administrator (the Compensation Committee) will determine the actual number of nonqualified stock options and RSUs at the time of each such initial grant. Initial option grants will be fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. RSUs granted to newly appointed or elected non-employee directors will vest upon such director's completion of one year of service as a non-employee director from the date of grant. Notwithstanding the foregoing, initial RSU grants will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability.

In addition to the foregoing initial grants, each individual who continues to serve as a non-employee director on the date of each annual stockholders meeting will automatically receive an additional annual grant of up to 10,000 nonqualified stock options and up to 5,000 RSUs. The 2006 Stock Incentive Plan administrator (the Compensation Committee) will determine the actual number of nonqualified stock options and RSUs at the time of each such annual grant. Annual option grants will be fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. Annual RSU grants will vest in full upon the earlier of (i) the director's completion of one year of service as a non-employee director from the date of grant, or (ii) the director's continuation in service through the day immediately preceding the next annual stockholders meeting following the date of grant. Notwithstanding the foregoing, annual RSU grants will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability.

Option Grants to Non-Employee Directors During Fiscal Year 2007

During fiscal year 2007, the following non-employee Directors were granted options to purchase shares of common stock. All option grants listed below were made under the 2002 Stock Option Plan (which has since been replaced by the 2006 Stock Incentive Plan, as amended).

Director	Number of Shares Underlying Options Granted	Grant Date	Exercise Price Per Share
Morton Coleman, M.D.	15,000	08/24/2006	$1.96
Marvin E. Jaffe, M.D.	15,000	08/24/2006	$1.96
Brian A. Markison	15,000	08/24/2006	$1.96
Mary E. Paetzold	15,000	08/24/2006	$1.96
Richard R. Pivirotto	25,000	08/24/2006	$1.96
Don C. Stark	15,000	08/24/2006	$1.96
Edward T. Wolynic(1)	—	—	$ —

(1) Dr. Wolynic was appointed to the Board of Directors, effective August 1, 2007.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers

The following table sets forth certain information regarding our executive officers. With the exception of Dr. Goldenberg and Ms. Sullivan, whose employment agreements are described in detail below, executive officers are at-will employees.

Name	Age	Position(s) with the Company
Cynthia L. Sullivan	52	President and Chief Executive Officer
Dr. David M. Goldenberg	69	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer
Gerard G. Gorman	56	Senior Vice President, Finance and Business Development, Chief Financial Officer

Ms. Cynthia L. Sullivan has been employed by Immunomedics since October 1985, and has served as our President and Chief Executive Officer since March 2001. She previously served as the Company's President from December 2000 to March 2001 and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000. Prior to joining Immunomedics, Ms. Sullivan was employed by Ortho Diagnostic Systems, Inc., a subsidiary of Johnson & Johnson. Ms. Sullivan's educational background includes: a B.S. from Merrimack College, North Andover, Massachusetts, followed by a year of clinical internship with the school of Medical Technology at Muhlenberg Hospital, Plainfield, New Jersey, resulting in a M.T. (ASCP) certification in 1979. Ms. Sullivan completed a M.S. degree in 1986 from Fairleigh Dickinson University, where she also received her M.B.A. in December 1991. Ms. Sullivan also serves as President of our majority owned subsidiary, IBC Pharmaceuticals, Inc. From September 2002 to July 2007, Ms. Sullivan served as a member of the Board of Directors of Digene Corp., a company that develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Effective July 30, 2007 Digene Corp was merged with Qiagen N.V.

Dr. David M. Goldenberg founded Immunomedics in July 1982, and has served continuously since that time as the Chairman of our Board of Directors. He also currently serves as our Chief Scientific Officer and Chief Medical Officer, having been our Chief Strategic Officer from July 2003 to July 2007. Dr. Goldenberg previously served as our Chief Executive Officer from July 1982 through July 1992, from February 1994 through May 1998 and from July 1999 through March 2001. He also serves as Chairman of the Board of Directors of IBC Pharmaceuticals, Inc., a subsidiary of Immunomedics. Dr. Goldenberg is a graduate of the University of Chicago College and Division of Biological Sciences (B.S.), the University of Erlangen-Nuremberg (Germany) Faculty of Natural Sciences (Sc.D.), and the University of Heidelberg (Germany) School of Medicine (M.D.). He has written or co-authored approximately 1,600 journal articles, book chapters and abstracts on cancer research, detection and treatment, and has researched and written extensively in the area of radioimmunodetection and radioimmunotherapy using radiolabeled antibodies. In addition to his position with Immunomedics, Dr. Goldenberg is President and a Trustee of the Center for Molecular Medicine and Immunology ("CMMI"), an independent non-profit research center, and its clinical unit, the Garden State Cancer Center. In 1985 and again in 1992, Dr. Goldenberg received an "Outstanding Investigator Grant" award from the National Cancer Institute for his work in radioimmunodetection, and in 1986 he received the New Jersey Pride Award in Science and Technology. Dr. Goldenberg was honored as the ninth Herz Lecturer of the Tel Aviv University Faculty of Life Sciences. In addition, he received the 1991 Mayneord 3M Award and Lectureship of the British Institute of Radiology and in 2002, the Elis Bervin Lectureship and Medal from the Swedish Medical Society and the Swedish Oncology Society for his contributions to the development of radiolabeled monoclonal antibodies used in the imaging and treatment of cancer. The International Society for Oncodevelopmental Biology and Medicine named Dr. Goldenberg the co-recipient of the 1994 Abbott Award. In 2005, he received the Paul Aebersold Award from the Society of Nuclear Medicine and was named the Inventor of the Year by the Research and Development Council of New Jersey. Maryann Liebert Inc., publisher of Genetic Engineering News, nominated Dr. Goldenberg in 2006 for the Forbes Enterprise Award for outstanding achievements in the scientific community.

Gerard G. Gorman has served as our Senior Vice President, Finance and Business Development, and Chief Financial Officer since June 2006 and Vice President, Finance and Chief Financial Officer from September 2001 until June 2006. From 1996 to 2001, Mr. Gorman was employed by the Animal Health Division of Pfizer Inc., where he was Vice President, Finance and Information Technology and Chief Financial Officer. While at Pfizer, Mr. Gorman directed strategic and long-range financial planning as well as negotiations related to acquisitions, divestitures and outsourcing of support operations. Mr. Gorman previously held a variety of other senior positions at Pfizer, including: Senior Director, Corporate Treasury Operations; Director, Administration—International Pharmaceuticals Group; Director, Finance/Assistant Treasurer International; and Manager, Benefit Financing/Senior Financial Analyst. Mr. Gorman completed a B.A. in economics from Fairfield University and received his M.B.A. from Adelphi University. Mr. Gorman also serves as a member of the Board of Directors of the Northern Ireland Children's Enterprise.

Dr. Goldenberg and Ms. Sullivan are husband and wife. There are no other family relationships between directors, executive officers or other employees.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying the Company's compensation policies and decisions and the principal elements of compensation paid to its executive officers during fiscal year 2007. The Company's Chief Executive Officer (the "CEO"), Chief Scientific Officer and Chief Medical Officer, and the Chief Financial Officer will be referred to as the "Named Executive Officers" for purposes of this discussion.

Compensation Objectives and Philosophy

The Compensation Committee of the Board of Directors (the "Compensation Committee") is responsible for reviewing and approving the compensation payable to the Company's executive officers and other key employees. As part of such process, the Compensation Committee seeks to accomplish the following objectives with respect to the Company's executive compensation programs:

- Motivate, recruit and retain executives capable of meeting the Company's strategic objectives;
- Provide incentives to ensure superior executive performance and successful financial results for the Company; and
- Align the interests of executives with the long-term interests of stockholders.

The Committee seeks to achieve these objectives by:

- Establishing a compensation structure that is both market competitive and internally fair;
- Linking a substantial portion of compensation to the Company's achievement of financial objectives and the individual's contribution to the attainment of those objectives;
- Providing risk for underachievement and upward leverage for overachievement of goals; and
- Providing long-term equity-based incentives.

Setting Executive Compensation

In fiscal year 2007, the Compensation Committee engaged Arnosti Consulting, Inc. ("Arnosti"), an independent third party consultant, to provide competitive compensation data and general advice on the Company's compensation programs and policies for executive officers. During fiscal year 2007, Arnosti performed a market analysis of the compensation paid by comparably sized publicly traded biopharmaceutical companies and provided the Compensation Committee with recommended compensation ranges for each executive position based on the competitive data. In addition, the CEO provided the Compensation Committee with a detailed review of the performance of the other executive officers and made recommendations to the Compensation Committee with respect to the compensation packages for those officers for the 2007 fiscal year.

In determining the compensation of each executive officer, the Compensation Committee considered a number of factors, including recent Company and individual performance, the CEO's recommendations as to executive officers other than the CEO, cost of living in the New York/New Jersey area, and internal pay equity. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Compensation Committee determines the mix of compensation for each executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to the Company's financial performance.

The peer group used for competitive comparisons in fiscal year 2007 reflects companies with which the Company competes for talented personnel. The peer group data was obtained from Equilar, Inc. and consisted of a pool of approximately sixty biopharmaceutical companies that are traded on NASDAQ.

Components of Compensation

For the 2007 fiscal year, the Company's executive compensation program included the following components:

- Base salary;
- Annual short-term cash incentives;
- Long-term equity incentive awards;
- Special benefits and perquisites; and
- Change in control and other severance arrangements.

Base Salary

It is the Compensation Committee's objective to set a competitive rate of annual base salary for each executive officer. The Compensation Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. Base salary levels are designed to recognize an individual's ongoing contribution, to be commensurate with an individual's experience and organization level and to be competitive with market benchmarks. The Compensation Committee has worked with Arnosti to establish and understand such market benchmarks. Increases in annual salaries are also based on demonstrated levels of competency in skill, effectiveness and leadership, and by comparing how an individual has performed essential job requirements against what was envisioned with the position. The Compensation Committee does not use a specific formula based on these criteria, but instead makes an evaluation of each executive officer's contributions in light of all such criteria.

The table below shows fiscal year 2007 and fiscal year 2008 base salary rates for each Named Executive Officer:

Name	Title	2007 Salary	2008 Salary	% Increase
Cynthia L. Sullivan	President and Chief Executive Officer	$526,000(1)	$532,000	1.13%
Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medial Officer	$455,000	$500,000	9.80%
Gerard G. Gorman	Senior Vice President, Finance and Business Development and Chief Financial Officer	$250,290	$270,000	7.90%

(1) Ms. Sullivan and the Company entered into an amended and restated employment agreement, effective December 31, 2006. The initial salary under such agreement was $532,000.

Annual Bonuses

As part of their compensation package, the Company's executive officers have the opportunity to earn annual cash incentive awards. Cash awards are designed to reward superior executive performance while reinforcing the Company's short-term strategic operating goals. Each year, the Compensation Committee evaluates the performance of the Company as a whole, as well as the performance of each individual executive. Factors considered include advancement of the Company's pipeline of both therapeutic as well as diagnostic product candidates, growth in the Company's intellectual property portfolio, development of the Company's manufacturing and operating capabilities, enhancements to the Company's financial reporting systems and controls, and the successful negotiation of advantageous out-licensing as well as other collaborative agreements. Throughout fiscal year 2007, the Compensation Committee did not utilize formalized mathematical formulas, nor did it assign weightings to these factors. The Compensation Committee, in its sole discretion, determined the amount, if any, of bonus payments to each executive.

Each executive officer has a target bonus opportunity that, in the case of Ms. Sullivan and Dr. Goldenberg, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its review of total compensation at companies such as those identified above. For fiscal year 2007, target bonus levels for Immunomedics' executive officers ranged from 18% - 24% of base salary. The actual bonuses paid for fiscal year 2007 exceeded the target bonuses based on the Compensation Committee's assessment of the performance of each of the named executive officers.

The table below details fiscal year 2007 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2007 Actual Bonus ($)	2007 Actual Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$125,000	23.8%	$138,500	26.3%
Dr. David M. Goldenberg	Chairman of the Board and Chief Scientific Officer and Chief Medical Officer	$100,000	22.0%	$113,750	25.0%
Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$ 45,000	18.0%	$ 62,500	25.0%

Change for Fiscal Year 2008—Beginning with fiscal year 2008, cash incentive awards, if any, will be based on achievement of pre-established Company objectives and individual goals for each executive officer and, for executive officer's other than the CEO, a subjective review of that individual's performance. The established goals and objectives will generally have threshold, target, and maximum levels of performance, with corresponding increasing payouts for each level of achievement. Corporate performance targets may include such measures as annual EPS growth, and other strategic plan metrics. Individual performance targets may include operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified and documented at the beginning of each fiscal year.

The dollar amount of the fiscal year 2008 annual bonus target for each executive officer was increased over the fiscal year 2007 levels. The table below shows the dollar amount of the fiscal year 2007 and fiscal year 2008 annual target bonus for each named executive officer, together with percentage of base salary represented by that target:

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2008 Target Bonus ($)	2008 Target Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$125,000	23.8%	$159,600	30%
Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	$100,000	22.0%	$150,000	30%
Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$ 45,000	18.0%	$ 81,000	30%

Long-Term Incentive Equity Awards

As described above, stock-based incentives are a key component of our executive compensation program and have historically been provided to all of our full-time employees. Employee ownership is a core value of our operating culture, and we and the Compensation Committee believe that stock ownership encourages our executives to create value for our company over the long term, and promotes retention and affiliation with the Company by allowing our employees to share in our long-term success while aligning employee and executive interests with those of our stockholders. We have historically used stock options as the vehicle to deliver equity-based compensation, due to their broad-based use in the biopharmaceutical industry, and in part because of their favorable tax and accounting treatment. As a result of changes under FAS 123R that make the accounting treatment of stock options less attractive, we have evaluated the benefits of providing alternative equity-based compensation in the form of restricted stock, restricted stock units (RSUs) or other vehicles based on full value shares. We and the Compensation Committee will continue to monitor changes in the long-term compensation practices of the companies in our peer group and, if appropriate, will re-evaluate alternative equity-based compensation vehicles in future years in light of changing or evolving practices. In certain circumstances, the Compensation Committee may determine that non-equity long-term incentives are preferable to equity-based awards.

Stock options and other long-term equity incentive awards are made under our 2006 Stock Incentive Plan, as amended. Stock options generally have a seven-year term and vest over a number of years based on continued employment. Vesting for stock options awarded to our executive officers has typically been to vest 25% on the first anniversary of the date of grant and 6.25% on a quarterly basis thereafter, subject to accelerated vesting in certain circumstances. Our stock options are granted at an exercise price equal to the closing price of our common stock on the date of grant. Accordingly, the actual value an executive will realize is tied to future stock appreciation and is therefore aligned with corporate performance and stockholder returns.

Each of our executive officers has an option or award opportunity. The actual amount of the annual option grant or other award for each of our executive officers is determined on a discretionary basis by the Compensation Committee. In determining the amount of the awards, the Compensation Committee evaluates factors that contribute to overall corporate growth and development and to increasing long-term stockholder value, such as advancement of the Company's pipeline of both therapeutic as well as diagnostic product candidates, growth in the Company's intellectual property portfolio, development of the Company's manufacturing and operating capabilities, enhancements to the Company's financial reporting systems and controls, and the successful negotiation of advantageous out-licensing as well as other collaborative agreements, as well as the executive's performance and contribution to our annual and long-term strategic goals. The Compensation Committee may, in its discretion, consider both the achievement of the annual Board-approved corporate goals and other significant corporate accomplishments during the year. For our executive officers other than the CEO, the Compensation Committee also takes into account the recommendations of the CEO in determining the amount of the grant to each executive officer.

We have historically made grants of stock options to all employees on their date of hire based on salary level and position. All employees, including our executive officers, are also eligible for subsequent discretionary awards. All employees, including our executive officers, are also eligible for annual awards granted in recognition of individual and corporate performance during the year. These discretionary annual stock options have historically been granted to all employees in June. For the most recent year our executive officers were granted stock options in July 2007 after reviewing fiscal year 2007 performance. For the 2006 fiscal year options were granted to our executive officers in June 2006.

In July 2007, after a review of performance in fiscal year 2007 and in accordance with the principles outlined above, the Compensation Committee awarded our CEO a stock option to purchase 100,000 shares of our common stock. The Compensation Committee also awarded an aggregate of 210,000 options to our other executive officers (options to purchase 150,000 shares of common stock to our Chief Scientific Officer and Chief Medical Officer and options to purchase 60,000 options to our Senior Vice President, Finance and Business Development and Chief Financial Officer), after reviewing fiscal year 2007 performance. These options vest 25% on the first anniversary of the date of grant and 6.25% on a quarterly basis thereafter and has a seven-year term and has an exercise price equal to the fair market value of the Common Stock on the date of grant.

Fiscal Year 2008 Changes to Equity Awards Program. There are no changes to the Equity Awards Program anticipated for the 2008 fiscal year.

Procedures and Policies for Granting Equity-Based Awards. As described above, each year the Compensation Committee evaluates the performance of the Company as a whole, as well as the performance of each individual executive. Factors considered include advancement of the Company's pipeline of both therapeutic as well as diagnostic product candidates, growth in the Company's intellectual property portfolio, development of the Company's manufacturing and operating capabilities, enhancements to the Company's financial reporting systems and controls, and the successful negotiation of advantageous out-licensing as well as other collaborative agreements. Throughout fiscal year 2007, the Compensation Committee did not utilize formalized mathematical formulas, nor did it assign weightings to these factors. The Compensation Committee, in its sole discretion, determined the amount, if any, of equity based awards to each executive.

Executive Benefits and Perquisites

The executive officers also are provided with certain benefits and perquisites. It is the Committee's belief that such benefits are necessary for the Company to remain competitive and to attract and retain top caliber executive officers, since such benefits are typical provided by companies in the utilities industry and with other companies with which the Company competes for executive talent.

We maintain a 401(k) plan for our employees, including our executive officers, to encourage our employees to save some portion of their cash compensation for their eventual retirement. Pursuant to a discretionary employer match, in fiscal year 2007 we matched all employee contributions at 25% of the employee's contribution up to a limit of 5% of the employee's eligible compensation up to the IRS imposed limit. The IRS maximum allowable contribution in calendar year 2007 was $15,500, with an additional $5,000 allowed for employees who are 50 years old or older. We also increase our employees', including our executive officers', base salary for the cost of group long-term disability insurance coverage and provide a group life insurance benefit in a coverage amount equal to one time the employee's annual base salary.

We also provide certain additional perquisites to Dr. Goldenberg, our Chairman of the Board of Directors, Chief Scientific Officer and Chief Medical Officer. These perks include the payment of life and disability insurance premiums above the level provided to our other employees. In addition, the Company provided Dr. Goldenberg with an allowance for automobile use and related insurance during fiscal year 2007. The aggregate compensation value of these benefits was $253,476 in fiscal year 2007 and is shown in the "All Other Compensation" column in the Summary Compensation Table included in this proxy statement. The automobile and related insurance provided to Dr. Goldenberg was discontinued effective July 2007.

IRC Section 162(m) compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as the Company are not allowed a federal income tax deduction for compensation, paid to the CEO and the two other highest paid executive officers, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. The Company's 2006 Stock Incentive Plan is structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1 million limitation. Other awards made under the 2006 Stock Incentive Plan may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Compensation Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to the Company's financial performance and restricted stock units awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Compensation Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to the Company's financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation. However, for fiscal year 2007, the total amount of compensation paid by the Company (whether in the form of cash payments or upon the exercise or vesting of equity awards) should be deductible and not affected by the Section 162(m) limitation.

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal year ended June 30, 2007 to (1) our Chief Executive Officer, and (2) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended June 30, 2007 (collectively, the "Named Executive Officers"). We do not have any other executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards(1) ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation(2) ($) (i)	Total ($) (j)
Cynthia L. Sullivan .... President and Chief Executive Officer	2007	$526,000	$138,500	—	$347,300	$—	$—	$ 8,018	$1,019,818
Dr. David M. Goldenberg ... Chairman, Chief Scientific Officer and Chief Medical Officer	2007	$455,000	$113,750	—	$520,950	$—	—	$253,476(3)(4)	$1,343,176
Gerard G. Gorman .... SVP, Finance and Business Development, Chief Financial Officer	2007	$250,290	$ 62,500	—	$208,380	$—	$—	$ 2,750	$ 523,920

(1) Represents non-qualified stock options granted pursuant to our 2006 Stock Incentive Plan
(2) Includes matching contributions made by us on behalf of each of the named executive officers under our 401(k) plan of $2,750 in fiscal year 2007.
(3) Includes (i) royalty payments in the amount of $100,000 paid to Dr. Goldenberg pursuant to a patent license agreement and his employment agreement; and (ii) an auto lease expense and auto expenses of $9,179.
(4) Includes the dollar value of premiums paid by us with respect to life insurance policies maintained for the benefit of the Goldenberg Family Trust in the amount of $142,800 in fiscal year 2007.

Grants of Plan-Based Awards in Fiscal Year 2007

There were no awards granted to any of our Named Executive Officers during fiscal year 2007, the awards granted in July 2007 will appear in next year's proxy statement.

Outstanding Equity Awards at Fiscal Year-End 2007 Table.

The following table provides certain summary information concerning outstanding equity awards held by the Named Executive Officers as of June 30, 2007.

	Option Awards(1)					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Unites of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested ($) (j)
Cynthia L. Sullivan	10,000			$ 3.50	07/21/2008				
	15,000			$ 1.78	06/22/2009				
	150,000			$17.75	05/18/2010				
	100,000			$19.06	12/06/2010				
	100,000			$ 8.32	03/20/2011				
	150,000			$20.49	03/19/2012				
	100,000			$ 6.05	06/12/2012				
	200,000			$ 7.62	06/11/2013				
	150,000			$ 5.44	06/09/2014				
	150,000			$ 1.75	06/15/2015				
	37,500	112,500		$ 2.63	06/14/2016				
Dr. David M. Goldenberg	150,000			$ 3.50	07/21/2008				
	150,000			$ 1.78	06/22/2009				
	250,000			$17.75	05/18/2010				
	150,000			$19.81	07/02/2011				
	200,000			$ 4.94	07/01/2012				
	200,000			$ 7.62	06/11/2013				
	150,000			$ 5.44	06/09/2014				
	150,000			$ 1.75	06/15/2015				
	37,500	112,500		$ 2.63	06/14/2016				
Gerard G. Gorman	50,000			$12.40	09/10/2011				
	50,000			$22.17	12/05/2011				
	10,000			$ 4.94	07/01/2012				
	15,000			$ 7.62	06/11/2013				
	30,000			$ 4.22	04/02/2014				
	20,000			$ 5.44	06/09/2014				
	100,000			$ 3.24	02/10/2015				
	50,000			$ 1.75	06/15/2015				
	18,750	56,250		$ 2.63	06/14/2016				

(1) Each stock option grant included in this table has been granted under the 2002 Stock Option Plan and has a term of 10 years measured from the grant date and vests ratably, 25% per year, during the first 4 years of service with the Company measured from such grant date.

Fiscal Year 2007 Options Exercise and Stock Vested Table

The table disclosing fiscal year 2007 option exercises and stock vested is omitted because there were no option exercises by our Named Executive Officers or stock awards to our Named Executive Officers in fiscal year 2007.

Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of September 30, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	8,299,328	$6.2429	6,305,950
Equity compensation plans not approved by security holders	—		—
Total	8,299,328	$6.2429	6,305,950

(1) Includes the Company's 2006 Stock Incentive Plan, as amended.

Stock Option Plan

Certain of the outstanding option agreements issued under our prior plan, the 2002 Stock Option Plan provide for acceleration of the vesting of the options granted upon or in connection with a change in control. In the event of a change in control, each option granted to an optionee after June 12, 2002, will immediately become vested and fully exercisable in the event of a change in control only if so specified in the optionee's option agreement or otherwise approved by the Compensation Committee.

Retirement Plan

We maintain a retirement plan established in conformity with Section 401(k) of the Internal Revenue Code of 1986, as amended. All of our employees are eligible to participate in the retirement plan and may, but are not obligated to, contribute a percentage of their salary to the retirement plan, subject to certain limitations. Each year, we may contribute to the retirement plan a percentage of each employee's contribution to the retirement plan, which does not exceed 5.0% of the employee's salary. We may also make an additional contribution to the retirement plan. Employee contributions vest immediately. Our contributions vest 20% after two years from the date of hire and, thereafter, at the rate of 20.0% per year for the following four years. A participant also becomes fully vested upon death, retirement at age 65 or if they become disabled while an employee. Benefits are paid following termination of employment or upon the occurrence of financial hardship. It is not possible to estimate the benefits that any participant may be entitled to under the retirement plan since the amount of such benefits will be dependent upon, among other things, our future contributions, future net income earned by the contributions and forfeitures upon future terminations of employment. For the last three fiscal years we have not contributed to the retirement plan in excess of $2,750 for 2007, $2,625 for 2006 and 2005 for any of our executive officers.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Cynthia L. Sullivan

Employment Agreement. On June 14, 2006, we agreed to extend the existing employment agreement in effect with Cynthia L. Sullivan that set forth the terms of her employment with the Company through December 31, 2006. Under the agreement, we paid Ms. Sullivan an annual base salary rate of $520,000 and an annual bonus as determined by the Compensation Committee of our Board of Directors, which in no event shall be less than 20% of the base salary. Ms. Sullivan was awarded 150,000 stock options on June 14, 2006, in accordance with the Company's 2002 Stock Option Plan. On December 31, 2006, we entered into an Amended and Restated Employment Agreement with Cynthia L. Sullivan pertaining to Ms. Sullivan's service as our

President and Chief Executive Officer (the "Employment Agreement"). Ms. Sullivan's Employment Agreement amends and restates the Employment Agreement, dated as of March 10, 2001, by and between Ms. Sullivan and us, as extended by the Company on June 14, 2006, in its entirety.

The Employment Agreement will continue, unless earlier terminated by the parties, until December 30, 2008 (the "Term"). The Term will be automatically extended for successive one-year periods unless either the Company or Ms. Sullivan provides a written notice at least 180 days preceding the date of any such extension that such party does not intend to extend the Term. Ms. Sullivan's annual base salary under the Employment Agreement is $532,000 (the "Base Salary"), which shall be reviewed annually for appropriate increases by the Board or the Compensation Committee. Ms. Sullivan will also be eligible to participate in the Company's incentive compensation plan in place for its senior level executives. In addition, Ms. Sullivan will be eligible to receive an annual discretionary bonus determined by the Compensation Committee of the Board based upon certain performance standards to be determined by the Compensation Committee. Ms. Sullivan's annual bonus target is 30% of her Base Salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Ms. Sullivan will also be eligible to receive equity compensation awards under our 2006 Stock Incentive Plan, or any such successor equity compensation plan as may be in place from time to time.

The Employment Agreement provides that in the event we terminate Ms. Sullivan at any time without "Cause" (as defined in the Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Agreement), Ms. Sullivan will be entitled to receive severance payments in an amount equal to 2.00 times her Base Salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. The severance amounts shall be paid in equal monthly installments over the 24 month period following such termination. In addition, the Company shall (in accordance with the terms of the Company's applicable medical plan) pay monthly COBRA medical insurance costs (as defined in the Employment Agreement), if Ms. Sullivan continues medical coverage under COBRA, for a period of 24 months following such termination, or such other period as applicable under law. Ms. Sullivan will also be entitled to any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated (prorated to reflect Ms. Sullivan's actual period of service during such fiscal year).

The Employment Agreement also provides that in the event of a "Change of Control" (as defined in the Employment Agreement) the Company terminates Ms. Sullivan without "Cause" (as defined in the Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Employment Agreement), Ms. Sullivan will be entitled to receive a lump sum severance payment in an amount equal to 3.00 times her Base Salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Ms. Sullivan will receive, for a period of 36 months following such termination, all medical and dental coverages in effect on the date of termination or, at our election, cash in lieu of such coverage in an amount equal to Ms. Sullivan's after-tax cost of continuing comparable coverage. Ms. Sullivan will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of ours and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated (prorated to reflect Ms. Sullivan's actual period of service during such fiscal year). Additionally, the Employment Agreement provides for a gross-up payment under certain circumstances to compensate Ms. Sullivan for excise taxes that may be attributable to her as a result of the foregoing payments.

Dr. David M. Goldenberg

Employment Agreement. On June 28, 2007, we entered into an Amended and Restated Employment Agreement with Dr. David M. Goldenberg pertaining to Dr. Goldenberg's service to the Company as its Chief Scientific Officer and Chief Medical Officer (the "Agreement"). The Agreement, which was effective as of July 1, 2007, will continue, unless earlier terminated by the parties, until June 30, 2011 (the "Term"). The Term will be automatically extended for successive one-year periods unless either Dr. Goldenberg or we provides a written notice at least 90 days preceding the date of any such extension that such party does not intend to extend the Term.

Dr. Goldenberg's annual base salary under the Agreement is a minimum of $500,000 (the "Base Salary")`, which shall be reviewed annually for appropriate increases by the Board or the Compensation Committee. Dr. Goldenberg will also be eligible to participate in any of our incentive compensation plan in place for its senior level executives. In addition, Dr. Goldenberg will be eligible to receive an annual discretionary bonus determined by the Compensation Committee based upon certain performance standards to be determined by the Compensation Committee. Dr. Goldenberg's annual bonus target is 30% of his Base Salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Dr. Goldenberg will also be eligible to receive equity compensation awards under our 2006 Stock Incentive Plan, as amended, or any such successor equity compensation plan as may be in place from time to time, at the discretion of the Compensation Committee.

Dr. Goldenberg will also be eligible to receive certain additional incentive compensation. With respect to any fiscal year during the Term in which the Company records an annual net loss, Dr. Goldenberg shall receive a sum equal to three quarters of one percent (.75%) of the total Consideration (as defined in the Agreement) we receive from any third party transaction, with certain exceptions. With respect to any fiscal year during the Term in which we record positive net income, Dr. Goldenberg shall receive a sum equal to one and one-half percent (1.5%) of the Company's Annual Net Revenue (as defined in the Agreement) for each such fiscal year, and thereafter throughout the non-competition period, as described in the Agreement; and Dr. Goldenberg will also be eligible to receive royalty payments on royalties received by the Company. We will pay Dr. Goldenberg for each full fiscal year of the Company, a sum equal to a percentage of the annual Product Royalties (as defined in the Agreement) we receive on each of the products for which Dr. Goldenberg is an Inventor (as defined in the Agreement), and all products using, related to or derived from products for which Dr. Goldenberg is an Inventor, which payments shall continue for each Patented Product (as defined in the Agreement) for the remaining Life of the Patent (as defined in the Agreement) covering each Patented Product ("Patent Lifetime Royalty Payments"). The percentage of Product Royalties that we will pay to Dr. Goldenberg on each Patented Product will be determined based on the percentage of Product Royalties that we must pay to external third parties.

Patent Lifetime Royalty Payments shall be due and owing from us to Dr. Goldenberg (or his estate or designated beneficiaries) throughout the Life of each Patent both during his employment with us and after his employment terminates, except that Lifetime Royalty Payments shall not be payable in the event an arbitrator or court finds that Dr. Goldenberg committed a material breach of his covenants contained in the Agreement. During the Term of the Agreement, any quarterly payment of Patent Lifetime Royalty Payments will be paid to Dr. Goldenberg only to the extent that such Patent Lifetime Royalty Payments exceed the quarterly Minimum Payment (as defined in the Agreement) paid to him as described below.

In the event we complete a Disposition (as defined in the Agreement) during the Term, or within three (3) years thereafter, of any one or more of our Undeveloped Assets (as defined in the Agreement) for which Dr. Goldenberg was an Inventor, we will pay Dr. Goldenberg a sum equal to at least twenty percent (20%), or more (as determined by the Board), of the Consideration the Company receives from each Disposition; provided, however that no such payment shall be due in the event an arbitrator or court finds that Dr. Goldenberg committed a material breach of his covenants contained in the Agreement. Our obligation to compensate Dr. Goldenberg upon Dispositions of Undeveloped Assets applies to all Dispositions completed within the Term or within three (3) years thereafter, even if the Company actually receives the Consideration at some time after the three (3) year period elapses.

We agree to make a minimum payment of One Hundred Fifty Thousand Dollars ($150,000) to Dr. Goldenberg during each of fiscal year during the Term of the Agreement, payable in equal quarterly payments, as an advance and credit against any amounts due to Dr. Goldenberg as additional incentive compensation, Lifetime Royalty Payments and Dispositions of Undeveloped Assets.

Under the terms of the Agreement effective July 1, 2007, we shall continue to pay the premium cost of life insurance policies on the life of Dr. Goldenberg for certain existing insurance policies listed in the Agreement, including any succeeding policies; provided that any succeeding policies are comparable or more beneficial to Dr. Goldenberg and us in terms of scope, terms and premium costs. On September 7, 2007, Dr. Goldenberg and the Company entered into agreements to terminate certain severance payments and assignment of insurance benefits included as part of Dr. Goldenberg's previous employment agreement. The termination of this arrangement will reduce the Company's deferred compensation accrual and net loss by approximately $617,000 in the first quarter of fiscal year 2008.

The Agreement provides that in the event we terminate Dr. Goldenberg at any time without "Good Cause" (as defined in the Agreement) or Dr. Goldenberg resigns for "Good Reason" (as defined in the Agreement), Dr. Goldenberg will be entitled to receive a lump-sum severance payment in an amount equal to 2.00 times his Base Salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, we will (in accordance with the terms of the Company's applicable medical plan) pay monthly COBRA medical insurance costs (as defined in the Agreement), if Dr. Goldenberg continues medical coverage under COBRA, for a period of 24 months following such termination, or such other period as applicable under law. Dr. Goldenberg will also be entitled to any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Dr. Goldenberg was terminated (prorated to reflect Dr. Goldenberg's actual period of service during such fiscal year).

The Agreement also provides that in the event of a "Change of Control" (as defined in the Agreement"), if Dr. Goldenberg terminates his employment upon ninety (90) days prior written notice to us or our successor, following the second anniversary of a Change of Control of the Company, Dr. Goldenberg will be entitled to receive a lump sum severance payment in an amount equal to 3.00 times his Base Salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Dr. Goldenberg will receive, for a period of 36 months following such termination, all medical and dental coverages in effect on the date of termination or, at our election, cash in lieu of such coverage in an amount equal to Dr. Goldenberg's after-tax cost of continuing comparable coverage. Dr. Goldenberg will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Dr. Goldenberg was terminated (prorated to reflect Dr. Goldenberg's actual period of service during such fiscal year). Additionally, the Agreement provides for a gross-up payment under certain circumstances to compensate Dr. Goldenberg for excise taxes that may be attributable to him as a result of the foregoing payments.

The Agreement provides that throughout the Term and for a period of three (3) years thereafter, Dr. Goldenberg shall not (i) without the prior written approval of the Board, compete, directly or indirectly, in the United States or Canada, with the Company; or (ii) directly or indirectly solicit, any Company customer or employee of the Company. The Agreement also provides that Dr. Goldenberg shall, during the Term and at all time thereafter, keep confidential all trade secrets and confidential information of the Company. The Agreement also provides that Dr. Goldenberg may continue to work and be compensated by the Center for Molecular Medicine and Immunology (also known as the Garden State Cancer Center) and our majority-owned subsidiary IBC Pharmaceuticals, Inc.

Pursuant to the terms of his prior employment agreement, Dr. Goldenberg was paid a minimum base salary of $455,000 for fiscal year 2007 and a cash bonus of $113,750 (an amount equal to 25% of his then current base salary) and was granted options to purchase 150,000 shares of the Company's common stock, as provided under such prior agreement. Dr. Goldenberg also received the $100,000 annual minimum Revenue Incentive Compensation payment under the prior employment agreement.

Life Insurance. We have also agreed with Dr. Goldenberg to maintain in effect for his benefit a $2,000,000 whole life insurance policy. Dr. Goldenberg has the right to assign the beneficiary of the insurance policy. If Dr. Goldenberg retires from our Company on or after his agreed retirement, or if his employment ends because of permanent disability, we must assign such policy to Dr. Goldenberg in consideration of the services previously rendered by Dr. Goldenberg to the Company. There are no outstanding loans as of June 30, 2007. If the employment of Dr. Goldenberg terminates for any other reason, except for cause, Dr. Goldenberg has the option to purchase such policy for a price mutually agreed upon by him and the Board of Directors, but not to exceed the cash value thereof less any outstanding policy loans, or he may purchase such policy at its full cash value, less any outstanding loans, with the purchase price to the paid out of the proceeds of the policy or any earlier payment or withdrawal of all or any portion of its net cash value. We also currently maintain $34,000,000 of life insurance on Dr. Goldenberg for our benefit.

Additionally, a trust created by Dr. Goldenberg is the beneficiary to a $10,000,000 life insurance policy on his life. The policy provides funds that may be used to assist Dr. Goldenberg's estate in settling estate tax obligations, and thus potentially reducing the number of shares of our common stock his estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what is estimated to be a 15-year period, we are obligated to pay $143,000 per year towards premiums, in addition to amounts required to be paid by Dr. Goldenberg's Trust. We have an interest in this policy equal to the lesser of the cumulative amount of premium payments we have made which, through June 30, 2007, was $2,600,000, or the cash surrender value of the policy, which at June 30, 2007 was approximately $2,600,000. If Dr. Goldenberg's employment terminates, and the policy is not maintained, we would receive payment equal to the lesser of the cumulative premiums or the cash surrender value in the policy.

Gerard G. Gorman

On March 10, 2006, Immunomedics entered into a Change of Control and Severance Agreement with Gerard G. Gorman, Senior Vice President, Finance and Business Development, and Chief Financial Officer. The Change of Control and Severance Agreement provides that in the event Mr. Gorman is terminated pursuant to an involuntary termination (including his involuntary dismissal or discharge by the Company other than for cause, or his voluntary resignation within ninety (90) days following certain events) within twelve months following a Change in Control (as defined in the Change of Control and Severance Agreement), Mr. Gorman will receive from the Company (i) a lump-sum amount equal to two times the sum of Mr. Gorman's annual rate of base salary and bonus, including both cash and equity bonuses; (ii) accelerated vesting of all outstanding options such that each outstanding options immediately vest and become exercisable for a specified period; (iii) a lump-sum severance payment equal to the bonus amount received in the previous year, pro-rated for the number of months (including partial months) completed prior to termination; and (iv) continued health coverage for a specified period. The Change of Control and Severance Agreement also contains certain tax payment provisions in certain instances.

Calculation of Potential Payments upon Termination or Change in Control

The following table shows potential payments to our Named Executives under their existing employment agreements for various scenarios involving a change in control or termination of employment of each of our Named Executive Officers, assuming a June 30, 2007 termination date and, where applicable, using the closing price of our common stock of $4.15 (as reported on the NASDAQ Global Market as of June 30, 2007). All defined terms not defined in this section shall have the meanings set forth in each officer's respective employment agreement.

Name	Trigger	Cash Severance	Value of Option Acceleration/ Extension	Total Value
Cynthia L. Sullivan	Termination without Cause or Resignation for Good Reason (before a Change in Control)(1)	$1,223,600	$ —	$1,256,000
	Termination without Cause or Resignation for Good Reason (after a Change in Control)(2)	$2,074,800	$171,000	$2,318,000
	Voluntary Termination(3)	$ —	$ —	$ —
	Disability(4)	$ —	$ —	$ —
	Death(5)	$ —	$ —	$ —
Dr. David M. Goldenberg	Mutual Termination or Disability(6)(11)	$ 150,000	$ —	$ 150,000
	Death(7)(11)	$ 150,000	$ —	$ 150,000
	For Good Cause(8)(11)	$ —	$ —	$ —
	Change in Control(9)(11)	$5,600,000	$171,000	$7,845,000
	For Good Reason or without Good Cause(10)(11)	$4,800,000	$	$5,469,000
Gerard G. Gorman	Change in Control(12)	$ 590,580	$ 85,500	$ 692,000
	Death(13)	$ —	$ —	$ —
	Resignation/Termination for Cause(14)	$ —	$ —	$ —

While we believe that the amounts shown above and the assumptions upon which they are based provide reasonable estimates of the amounts that would have been due to the Named Executive Officers in the event that any of the circumstances described above had occurred on June 30, 2007, the actual amounts due to the Named Executive Officers upon a triggering event will depend upon the actual circumstances and the then applicable provisions of the Employment Agreements, Stock Option Agreements and the Company's stock incentive plans. Please note that each of the agreements provides for a gross-up payment under certain circumstances to compensate each officer for excise taxes that may be attributable to such employee as a result of certain payments.

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(1) Represents two year's additional salary based on the salary earned by Ms. Sullivan in fiscal 2007 and bonus payout at 100% of the fiscal 2007 target (30% of salary, or $159,600). The Company shall pay the monthly COBRA medical insurance cost (less any required employee payments calculated as if such Ms. Sullivan had continued to be an employee) if Ms. Sullivan continues medical coverage under COBRA, for Ms. Sullivan, and, where applicable, her spouse and dependents, during the 24-month period following Ms. Sullivan's termination date (estimated at $32,520). Ms. Sullivan may elect the Company's applicable medical plan for the period permitted under such plan. Ms. Sullivan shall also receive any benefits accrued in accordance with the terms of any applicable benefit plans and programs of the Company. Ms. Sullivan shall also be entitled to the annual bonus, if any, payable for the fiscal year in which the termination occurs (prorated to reflect Ms. Sullivan's actual period of service during such fiscal year).

(2) Represents three years' additional salary based on the salary earned by Ms. Sullivan in fiscal 2007 and bonus payout at 300% of the fiscal 2007 target (30% of base salary, or $159,600). For a period of thirty-six (36) months following Ms. Sullivan's date of termination, Ms. Sullivan shall continue to receive the medical and dental coverage in effect on Ms. Sullivan's date of termination (or generally comparable coverage) for Ms. Sullivan and, where applicable, Ms. Sullivan's spouse and dependents, as the same may be changed from time to time for employees generally, as if Ms. Sullivan had continued in employment during such period; or, as an alternative, the Company may elect to pay Ms. Sullivan cash in lieu of such coverage in an amount equal to Ms. Sullivan's after-tax cost of continuing comparable coverage, where such coverage may not be continued by the Company (or where such continuation would adversely affect the tax statute of the plan pursuant to which the coverage is provided). The COBRA health continuation coverage period under section 490B of the Code shall run concurrently during the thirty-six (36) month period (estimated at $48,780). Ms. Sullivan shall receive any benefits accrued in accordance with the terms of any applicable benefit plans and programs of the Company. In addition, Ms. Sullivan shall be entitled to the annual bonus, if any, payable for the fiscal year in which the termination occurs (prorated to reflect Ms. Sullivan's actual period of service during such fiscal year). Upon the occurrence of a Change of Control, all stock options, restricted stock and other equity rights held by Ms. Sullivan will become fully vested and/or exercisable, as the case may be, on the date on which the Change of Control occurs, and all stock options held by Ms. Sullivan shall remain exercisable, notwithstanding anything in any other agreement governing such options, for a period of twenty-four (24) months following the end of the remaining balance of the Term of the Agreement; provided, however, that in no event will the option be exercisable (a) beyond its original term; or (b) beyond the extension period permitted under Section 409A of the Code. In the event payments made to Ms. Sullivan are determined to constitute "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code, the Company will pay Ms. Sullivan an additional amount (the "Gross-up Payment") for the amount of the excise tax imposed under Section 409A of the Code for any Federal, State of local income tax, (estimated at $23,000).

(3) Ms. Sullivan shall be entitled to any benefits accrued in accordance with the terms of the applicable benefit plans and programs of the Company.

(4) In the event of Disability, the Company will continue to pay the officer's base salary until the Company acts to terminate such officer's employment. Upon termination due to Disability, no further payments shall be due, except that the officer shall be entitled to any benefits accrued in accordance with the terms of any applicable benefit plans and programs of the Company. Also, the officer shall be entitled to the annual bonus, if any, payable for the fiscal year in which the termination occurred (prorated to reflect officer's actual period of service during such fiscal year).

(5) In the event the officer dies while employed with the Company, the Company shall pay to Executive's' executor, legal representative, administrator or designate beneficiary, as applicable, any benefits accrued under the Company's benefits plans and programs. Also, the officer shall be entitled to the annual bonus, if any, payable for the fiscal year in which the termination occurs (prorated to reflect officer's actual period of service during such fiscal year).

(6) In the event that Dr. Goldenberg's employment agreement terminates by mutual agreement of the parties or by Permanent Disability, in addition to the Guaranteed Payments, Dr. Goldenberg shall receive payment for the Annual Bonus, along with any other payments or benefits to which the parties may agree.

(7) In addition to the Guaranteed Payments, the Company shall acquire and provide for life insurance for Dr. Goldenberg. Such insurance shall remain in full force and effect (i) for the Term of his employment agreement and (ii) for three (3) years after the Term of his employment agreement, unless Dr. Goldenberg initiates early termination other than for Good Reason or the Company initiates early termination for Good Cause.

(8) If Dr. Goldenberg's employment terminates for Good Cause, the only post-termination benefit he shall receive are the Guaranteed Payments.

(9) In the event Dr. Goldenberg terminates his employment following a Change in Control, in addition to the Guaranteed Payments, Dr. Goldenberg shall receive three times (3x) his Total Annual Compensation. In addition, all stock options, restricted stock or other equity rights will become fully vested. In the event payments made to Dr Goldenberg are determined to constitute "excess parachute payment" within the

meaning of Section 280G of the Internal Revenue Code, the Company will pay Dr Goldenberg an additional amount (the "Gross-up Payment") for the amount of the excise tax imposed under Section 409A of the Code for any Federal, State of local income tax, (estimated at $1,389,000).

(10) In the event that the Company terminates Dr. Goldenberg's employment without Good Cause or if Dr. Goldenberg terminates his employment for Good Reason, in addition to the Guaranteed Payments, Dr. Goldenberg shall receive severance payments in an amount equal to his Total Annual Compensation, paid or provided for the remaining balance of the Term of the agreement plus an additional lump sum amount equal to two times (2x) his Total Annual Compensation.

(11) Although Dr. Goldenberg's employment agreement was not entered into until July 1, 2007, in the event a termination was to occur in the future, such termination and compensation arrangements would be governed by this new employment agreement. Thus, even though the payments described herein are as of June 30, 2007, a date during which Dr. Goldenberg's employment agreement was not in existence, we are calculating the severance and termination payments in accordance with this agreement.

Upon the termination of Dr. Goldenberg's employment, regardless of the reason or timing of the termination, the Company will make payment to Dr. Goldenberg for all annual Base Salary, Bonus, Minimum Payments, and Additional Incentive Compensation earned through the date of termination, any benefits accrued in accordance with the terms of any applicable benefit plans and programs of the Company (including but not limited to earned but unused vacation), and will continue all payments pursuant to Section 4.2(a)(ii) and 4.2(b) for the time periods provided in those sections of the Agreement (the "Guaranteed Payments"). For purposes of Dr. Goldenberg's severance payments, where bonus calculations are required for purposes of determining severance payments, we have assumed the Annual Bonus Target has been achieved and incorporated such numbers in the applicable severance payments.

Under the terms of the split-dollar life insurance agreement with Dr. Goldenberg, we will continue to make the insurance premium payments of $142,800 per year through June 30, 2011. We will receive reimbursement of all premium payments made under this agreement when the insurance benefits under the policy are realized by the beneficiaries.

For purposes of footnotes (9) and (10), "Total Annual Compensation" shall include all cash payments due to Dr. Goldenberg for the applicable Contract Year as set out in Sections 4.1(a) (Base Salary), 4.1(b) (Annual Bonus), 4.2(a)(i) (Additional Incentive Compensation, Transactional Payments), and 4.2(c) (Minimum Payment of $150,000 per year) of Dr. Goldenberg's Amended and Restated Employment Agreement, but shall not include payments provided pursuant to Sections 4.2(a)(ii) (Patent Lifetime Royalty Payment) and 4.2(b) (Payment Upon Disposition of Undeveloped Assets) (which shall continue pursuant to the terms of those sections).

(12) In the event that Mr. Gorman's employment with the Company terminates by reason of an Involuntary Termination within twelve (12) months after a Change in Control, the Company will make a lump-sum cash severance payment in an amount equal to two (2) times the sum of Mr. Gorman's annual rate of Base Salary and Target Bonus, including both the Cash Bonus and the bonus paid in equity computed as the price as the time of grant times the number of shares or options granted. The Company will also make an additional lump-sum cash severance payment to Mr. Gorman equal to the dollar amount obtained by multiplying one-twelfth (1/12th) of the annual Target Bonus in effect for him for the year of his Involuntary Termination by the number of full or partial months of employment which Mr. Gorman completes with the Company in that year. In the event Mr. Gorman's employment is terminated by the Company during the Pre-Closing Period for any reason other than a Termination for Cause, he will subsequently become entitled to the Pro-Rated Bonus upon the closing of the Change in Control, provided and only if that Change in Control is in fact consummated prior to the expiration of the Pre-Closing Period.

Each outstanding option which Mr. Gorman holds at the time of his Involuntary Termination or at any earlier termination of his employment by the Company during the Pre-Closing Period other than a Termination for Cause, to the extent that Option is not otherwise exercisable for all the shares of Common Stock or other securities at the time subject to that Option, will immediately vest and become exercisable for all those option shares and may be exercised for any or all of those shares as fully vested shares. Each such accelerated Option will remain so exercisable until the earlier of (i) the expiration of the option term or (ii) 60 days from the date of his Involuntary Termination. This 60-day grace period will supercede the post-service exercise period specified in the agreement evidencing his Option. Any Options not exercised prior the expiration of the applicable post-service exercise period will terminate and cease to remain exercisable for any of the option shares.

(13) In the event of death prior to receipt of the full amount of payments and benefits to which the officer is entitled, the balance of any payments owed shall be made, on the due dates had the officer survived, to the executors and administrators of such deceased officer's estate. Any outstanding options shall be accelerated and may be exercised, within the applicable exercise period following the officer's death, by the executors and administrators of his estate or by the persons to whom those Options are transferred pursuant to such officer's will or in accordance with the laws of inheritance.

(14) In the event Mr. Gorman is terminated for Cause or resigns under circumstances that would otherwise constitute grounds for a Termination for Cause, the Company will only be required to pay Mr. Gorman any unpaid compensation earned for services previously rendered through the date of such termination and any accrued but unpaid vacation benefits or sick days.

Fiscal Year 2007 Pension Benefits Table

The table disclosing pension benefits is omitted because we do not have any such pension benefit plans.

2006 Non-Qualified Deferred Compensation Table

The table disclosing contributions to and aggregate earnings under or distributions from nonqualified deferred compensation is omitted because we do not have any such nonqualified deferred compensation plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of our affiliates, including members of our senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with us and our affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman, Chief Scientific Officer and Chief Medical Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, and certain companies with which we do business, including the Center for Molecular Medicine and Immunology.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of our Company over 20 years ago and continues to play a critical role in our business. He currently serves as Chairman of our Board of Directors, Chief Scientific Officer and Chief Medical Officer, and he is married to our President and Chief Executive Officer, Ms. Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with our Company involving not only his services, but also intellectual property owned by him. In addition, Dr. Goldenberg performs services for one of our subsidiaries, IBC Pharmaceuticals, Inc., as well as other businesses with which we are affiliated to varying degrees.

License Agreement. Pursuant to a License Agreement between our Company and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to us at the time of our formation in exchange for a royalty in the amount of 0.5% of the first $20,000,000 of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20,000,000. Five of the licensed U.S. patents have since expired. In November 1993, the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI—see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in his employment agreement.

Life Insurance. We have also agreed with Dr. Goldenberg to maintain in effect for his benefit a $2,000,000 whole life insurance policy. Dr. Goldenberg has the right to assign the beneficiary of the insurance policy. If Dr. Goldenberg retires from our Company on or after his agreed retirement, or if his employment ends because of permanent disability, we must assign such policy to Dr. Goldenberg in consideration of the services previously rendered by Dr. Goldenberg to the Company. There are no outstanding loans as of June 30, 2007. If the employment of Dr. Goldenberg terminates for any other reason, except for cause, Dr. Goldenberg has the option to purchase such policy for a price mutually agreed upon by him and the Board of Directors, but not to exceed the cash value thereof less any outstanding policy loans, or he may purchase such policy at its full cash value, less any outstanding loans, with the purchase price to the paid out of the proceeds of the policy or any earlier payment or withdrawal of all or any portion of its net cash value. We also currently maintain $34,000,000 of life insurance on Dr. Goldenberg for our benefit.

Additionally, a trust created by Dr. Goldenberg is the beneficiary to a $10,000,000 life insurance policy on his life. The policy provides funds that may be used to assist Dr. Goldenberg's estate in settling estate tax obligations, and thus potentially reducing the number of shares of our common stock his estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what is estimated to be a 15-year period, we are obligated to pay $143,000 per year towards premiums in addition to amounts required to be paid by Dr. Goldenberg's Trust. We have an interest in this policy equal to the lesser of the cumulative amount of premium payments we have made which, through June 30, 2007, was $2,600,000, or the cash surrender value of the policy, which at June 30, 2007 amounted to approximately $2,600,000. If Dr. Goldenberg's employment terminates, and the policy is not maintained, we would receive payment equal to the lesser of the invested cumulative premiums or the cash surrender value in the policy.

Relationships with The Center for Molecular Medicine and Immunology

We have historically relied upon, to varying degrees, CMMI, a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to us pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute, is located in Belleville, New Jersey. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to spend such time as is necessary to fulfill his duties to CMMI and IBC Pharmaceuticals, Inc., provided that such duties do not materially interfere with his ability to perform any of his obligations under the employment agreement. Certain of our consultants have employment relationships with CMMI, and Dr. Hans Hansen, one of our employees and former executive officer, is a former adjunct member of CMMI. Despite these relationships, we believe CMMI is independent of Immunomedics, and CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

We have reimbursed CMMI for expenses incurred on behalf of our Company, including amounts incurred pursuant to research contracts, in the amount of approximately $110,000, $64,000 and $69,000 during the years ended June 30, 2007, 2006 and 2005, respectively. In fiscal years ended June 30, 2007, 2006 and 2005 we incurred $67,000, $40,000 and $52,000, respectively, of legal expenses on behalf of CMMI for patent related matters. We have first rights to license these patents and may decide whether or not to support them. Any inventions made independently of us at CMMI are the property of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics.

As of June 30, 2007, the shares of IBC were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,599,705 shares of Series A Preferred Stock	73.26%
Third Party Investors	643,701 shares of Series B Preferred Stock	8.42%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

In fiscal 2007, $55,000 of the compensation received by Dr. Goldenberg was compensation for his services to IBC. At June 30, 2007, Dr. Goldenberg was a director of IBC, while Ms. Sullivan, Mr. Gorman and Ms. Phyllis Parker, our Secretary, served as the President, Treasurer and Secretary, respectively.

COMPENSATION COMMITTEE REPORT

The Compensation Committee is responsible for evaluating and approving the compensation for the executive officers. Management has primary responsibility for our Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly represents the objectives and actions of the Compensation Committee. The Compensation Committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

The Compensation Committee

Brian A. Markison, Chairman
Mary E. Paetzold
Dr. Marvin Jaffe (appointed in September 2006)
Dr. Edward T. Wolynic (appointed in August 2007)

AUDIT COMMITTEE REPORT

The Audit Committee's primary function is to assist the Board of Directors in monitoring the integrity of Immunomedics' financial statements, systems of internal control and the independence and performance of the independent registered public accounting firm.

The Audit Committee is currently composed of three of our non-employee directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies the listing standards of the NASDAQ Global Market that govern audit committee composition, including the requirements that:

- all audit committee members are "independent directors" as that term is defined in such listing standards;
- all audit committee members are able to read and understand fundamental financial statements; and
- at least one audit committee member is financially sophisticated.

The Audit Committee operates under a written charter adopted by the Audit Committee that reflects standards contained in the NASD listing standards. The Audit Committee has reviewed and updated this charter annually. This amended charter was reviewed and reassessed to be in compliance with the applicable NASDAQ and SEC rules. A complete copy of the current charter is attached to this proxy statement as Appendix A.

The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm Immunomedics' audited financial statements as of and for the year ended June 30, 2007.

The Audit Committee has also reviewed and discussed with management and the independent registered public accounting firm management's assessment that Immunomedics Inc. maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

The Company has adopted a Code of Ethics for its senior financial officers which the Audit Committee believes is compliant with the SEC Regulation S-K Item 406.

In general, Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants, requires the independent registered public accounting firm to provide the Committee with additional information regarding the scope and results of the audit, including:

- the independent registered public accounting firm's responsibilities under generally accepted auditing standards;
- the independent registered public accounting firm's judgments about the quality of Immunomedics' accounting principles;
- the adoption of, or a change in, accounting policies;
- sensitive accounting estimates;
- accounting for significant unusual transactions and for controversial or emerging areas;
- significant audit adjustments;
- unadjusted audit differences considered to be immaterial;
- other information in documents containing audited financial statements;

- total fees for management consulting services and types of services rendered;
- disagreements with management on financial accounting and reporting matters;
- major issues discussed with management prior to retention;
- consultation with other accountants;
- difficulties encountered in performing the audit; and
- material errors, fraud and illegal acts.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by this Statement.

In general, Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, requires the independent registered public accounting firm to communicate, at least annually, with the Committee regarding all relationships between the independent registered public accounting firm and Immunomedics that, in the professional judgment of the independent registered public accounting firm, may reasonably be thought to bear on their independence. The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by this Standard, and the Audit Committee has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. When considering the independent registered public accounting firm's independence, the Audit Committee considered whether their provision of services to Immunomedics beyond those rendered in connection with their audit and review of Immunomedics' consolidated financial statements was compatible with maintaining their independence and discussed with the auditors any relationships that may impact their objectivity and independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the auditors for audit services in fiscal 2007. Information about the auditors' fees for fiscal year 2007 is listed below in this proxy statement under "Independent Registered Public Accounting Firm". Based on these discussions and considerations, The Audit Committee is satisfied as to the independent registered public accounting firm's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in Immunomedics' Annual Report on Form 10-K for the year ended June 30, 2007. The Audit Committee has also selected Ernst & Young LLP as Immunomedics' independent registered public accounting firm for the fiscal year ending June 30, 2008.

The Audit Committee

Mary E. Paetzold, Chairperson
Dr. Marvin E. Jaffe
Don C. Stark

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected, with the approval of the Board of Directors, the firm of Ernst & Young LLP as Immunomedics' independent registered public accounting firm for fiscal 2008. Ernst & Young has served as our independent registered public accounting firm since July 1, 2002.

Representatives of Ernst & Young LLP are expected to be present at the meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Audit and Other Fees

These tables show fees for professional audit services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended June 30, 2007 and June 30, 2006, and fees billed to us for other services rendered by Ernst & Young LLP during those periods:

	2007	2006
Audit Fees(1):	$462,000	$400,000
Audit-Related Fees:	—	—
Tax Fees:	20,000	39,000
All Other Fees:	—	—
Total	$482,000	$439,000

(1) Audit fees include fees for audit work performed in the review of the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, consents, statutory audits, and attestation and consulting services regarding financial accounting and/or reporting standards. Also included are audit related fees for services provided by Ernst & Young LLP related to the audit of the Company's assessment of internal control to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Disagreements with Accountants on Accounting and Financial Disclosure

None.

Appointment of Independent Registered Public Accounting Firm and Pre-Approval of Audit and Non-Audit Services

The Audit Committee charter requires approval of all audit services to be performed by our independent registered public accounting firm.

Prior to engaging Ernst & Young LLP to render the above services, and pursuant to its charter, the Audit Committee approved the engagement for each of the services and determined that the provision of such services by the independent registered public accounting firm was compatible with the maintenance of Ernst & Young LLP's independence in the conduct of its auditing services.

The Audit Committee will use the following procedures for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm will submit a detailed description of services expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. Audit Services include audit work performed on the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. Audit-Related Services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

3. Tax Services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. Other Services are those associated with services not captured in the other categories.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated the Audit Committee Chairperson pre-approval authority of up to $20,000.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock and any other equity securities issued by us. Executive officers, directors and greater than 10% beneficial owners are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were in compliance. There were no purchases of shares or exercises of options in the fiscal year ended June 30, 2007, by such persons that were not timely filed under Section 16(a).

Stockholder Proposals for Fiscal 2008 Annual Meeting

To be considered for inclusion in the proxy statement relating to our Annual Meeting of Stockholders to be held in 2008, stockholder proposals must be received no later than June 25, 2008. If we do not receive notice of any matter to be considered for presentation at the Annual Meeting, although not included in the proxy statement, by September 8, 2008, management proxies may confer discretionary authority to vote on the matters presented at the Annual Meeting by a stockholder in accordance with Rule 14a-4 under the Exchange Act. All stockholder proposals should be sent to the attention of Corporate Secretary, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Householding of Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly provide a separate copy of either document to you if you contact Investor Relations at Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com.

If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holders, or you may contact us.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (other than the exhibits thereto) filed with the SEC, which provides additional information about us, is available on the Internet at *www.sec.gov* or *www.immunomedics.com* and is available in paper form to beneficial owners of our common stock without charge upon written request to Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Appendix A

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF IMMUNOMEDICS, INC.

I. STATUS

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company").

II. PURPOSE

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The purpose of the Committee is: (1) to oversee the accounting and reporting processes of the Company and the audits of the financial statements of the Company; (2) to interact directly with, and evaluate the qualifications, performance and independence of, the Company's independent registered public accounting firm; (3) to assist the Board as appropriate in connection with the Board's responsibilities in overseeing the Company's compliance with legal and regulatory requirements; and (4) to take appropriate action in connection with the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

III. COMPOSITION; MEETINGS AND OPERATIONS

The Committee shall consist of at least three directors who shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee of the Board. Each member of the Committee, in the judgment of the Board, shall be an "independent director" of the Company as that term is defined by the Sarbanes-Oxley Act of 2002 (the "S-O Act"), Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules of The Nasdaq Stock Market, and any other law, rule or regulation applicable to the Company. No member of the Committee shall have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the past three years.

All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand the Company's financial statements, including its balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including serving or having served as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, at least one member of the Committee shall qualify as an "audit committee financial expert" as that term is defined in the S-O Act and the final rules promulgated thereunder and as determined by the Board.

Committee members and a Chairperson of the Committee shall be appointed by the Board. If a Committee Chairperson is not designated or present, the members of the Committee may designate a Chairperson by majority vote of the Committee membership.

A majority of the Committee shall constitute a quorum for the transaction of business. The Committee may act by a majority vote of the members present at a duly constituted meeting of the Committee. In the absence or disqualification of a member of the Committee, the members present, whether or not they constitute a quorum, may unanimously appoint another independent member of the Board to act at the meeting in the place of an absent or disqualified member. In the event of a "tie" vote on any issue voted upon by the Committee, the Committee Chairperson's vote shall decide the issue.

The Committee shall meet, in person or telephonically, at least four times annually, or more frequently as circumstances dictate. The Committee Chairperson shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent registered public accounting firm and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee shall make regular reports to the full Board.

The Committee shall have the authority to conduct any investigation appropriate to fulfilling its duties and responsibilities, and shall have direct access to the Company's independent registered public accounting firm as well as anyone in the Company. The Committee has the ability to retain and pay, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall have the authority to delegate to one or more members of the Committee the authority to pre-approve audit and permitted non-audit services. Such members must report grants of pre-approval to the full Committee at its next scheduled meeting. In addition, the Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend a Committee meeting and to provide such pertinent information as may be requested by the Committee.

IV. RESPONSIBILITIES AND DUTIES

The Committee's role is one of oversight. While the Committee has the responsibilities set forth in this Charter, the Committee relies on the expertise and knowledge of management and the independent registered public accounting firm in carrying out its oversight responsibilities. Management is responsible for determining that the Company's financial statements are complete and accurate and are prepared in accordance with generally accepted accounting principles ("GAAP"). The independent registered public accounting firm is responsible for auditing the Company's financial statements. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP.

In carrying out its duties and responsibilities, the Committee shall:

Financial Reporting

1. Review with management and the independent registered public accounting firm the Company's year-end audited financial statements to determine whether to recommend to the Board that the Company's audited financial statements be filed with the SEC in its Annual Report Form 10-K.

2. Discuss the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent registered public accounting firm.

3. Review with the independent registered public accounting firm and financial and accounting personnel: (i) significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements, and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation, and (ii) the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

4. Review and discuss reports from the independent registered public accounting firm regarding: (i) all critical accounting policies and practices to be used; (ii) all alternative treatments within GAAP for policies and procedures related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm; (iii) other material written communications between the

independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences; and (iv) any significant disagreements with management.

5. In consultation with management and the independent registered public accounting firm, consider the integrity of the Company's financial reporting processes and controls. Discuss the Company's policies for financial risk assessment and management, including the Company's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.

6. Review with management and the independent registered public accounting firm the Company's quarterly financial information prior to the filing with the SEC of the Company's Quarterly Report on Form 10-Q.

7. Discuss generally (*i.e.*, the nature of information to be presented and the type or form of presentation to be made in) the Company's earnings press releases.

8. On a quarterly basis, review and discuss with the independent registered public accounting firm and management (including the Company's Chief Executive Officer and Chief Financial Officer), as appropriate, the following:

(a) the certifications of the principal executive officer and principal financial officer required to be made in connection with the Company's periodic reports under the Exchange Act and the S-O Act;

(b) all significant deficiencies in the design or operation of internal controls over financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial data, including any material weaknesses in internal controls over financial reporting identified by the Company's independent registered public accounting firm;

(c) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting; and

(d) any significant changes in internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Independent Registered Public Accounting Firm

9. Be directly responsible for the appointment, retention, termination, compensation and oversight of any registered public accounting firm engaged to prepare or issue an audit report on the Company's financial statements or perform other audit, review or attest services for the Company (including resolution of disagreements between management and the registered public accounting firm regarding financial reporting).

10. Have ultimate authority to approve all audit engagement fees and terms of the independent registered public accounting firm, who shall report directly to the Committee.

11. On an annual basis, ensure receipt from the independent registered public accounting firm of a formal written statement delineating all relationships between the auditors and the Company, consistent with Independence Standards Board Standard No. 1, and actively engage in a dialogue with the registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the registered public accounting firm, and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent registered public accounting firm.

12. Review and pre-approve all audit, review, attest and non-audit services not prohibited by Section 201 of the S-O Act (as codified in Section 10A(g) of the Exchange Act) and the final rules promulgated thereunder to be provided by the independent registered public accounting firm (except those services that satisfy the *de minimus* exception set forth in Section 10A(i) of the Exchange Act). As described in this Charter under "Composition; Meetings and Operations," the Committee has the authority to delegate this pre-approval responsibility to one or more members of the Committee.

13. Review and discuss the independent registered public accounting firm's audit plan, including responsibilities, scope, budget, staffing, locations, reliance upon management and general audit approach.

14. Prior to releasing the Company's year-end earnings, discuss the results of the audit with the independent registered public accounting firm.

15. Discuss with the independent registered public accounting firm any matters required to be communicated to the Committee by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90, relating to the conduct of the audit. Such discussion should include any changes required in the planned scope of the audit and any matters communicated by the independent registered public accounting firm to management which the auditors view as material weaknesses and reportable conditions of material inadequacies as those terms are generally understood by the accounting profession or regulators.

16. Consider the independent registered public accounting firm's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

17. Periodically review the independent registered public accounting firm to assure that all partners who perform audit services for the Company have not performed audit services for the Company in any of the years prohibited by applicable laws and regulations and, if necessary, take appropriate action regarding the independent registered public accounting firm, including removal and replacement.

18. Review the hiring by the Company of employees or former employees of the independent registered public accounting firm.

Legal Compliance

19. Review with management and/or outside legal counsel, as appropriate, any legal and regulatory matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

20. Timely report any non-audit service(s) being performed by the independent registered public accounting firm to the Company's Chief Financial Officer (or such employee of the Company that performs a similar function or is designated by such officer for this purpose) so that such information may be disclosed in the Company's SEC filings as necessary.

Other Responsibilities

21. Review and reassess the adequacy of this Charter at least annually. Submit any proposed changes to the Charter to the Board for approval. Ensure inclusion of this Charter in the Company's annual proxy statement at least once every three years or as required by SEC regulations.

22. Take appropriate action in connection with the report required by the rules of the SEC to be included in the Company's annual proxy statement (and any other required reports).

23. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

24. Review, and update periodically, in consultation with the Company's Nominating and Corporate Governance Committee, the Company's Business Conduct Guidelines and ensure that management has established a system to enforce such guidelines.

25. Meet separately, periodically with management and the independent registered public accounting firm.

26. Maintain minutes of meetings and periodically report to the full Board on significant results of the foregoing activities.

27. Perform any other activities consistent with this Charter, the Company's by-laws and governing law as the Committee or the Board deems necessary or appropriate.

28. Perform an annual self-assessment of the Committee's performance.



IMMUNOMEDICS®, INC.

2007 ANNUAL REPORT

TO SHAREHOLDERS

ON

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 0-12104

IMMUNOMEDICS, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State of incorporation)**	**61-1009366** **(I.R.S. Employer Identification No.)**
300 American Road, Morris Plains, New Jersey **(Address of principal executive offices)**	**07950** **(Zip Code)**

Registrant's telephone number, including area code: (973) 605-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Series G Junior Participating Preferred Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of December 31, 2006 was $187,000,000. The number of shares of the registrant's common stock outstanding as of September 7, 2007 was 75,062,164.

Documents Incorporated by Reference:

Certain information required in Part III of this Annual Report on Form 10-K will be set forth in, and incorporated from the registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders, which will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended June 30, 2007.

PART I

Item 1. *Business*

Introduction

Immunomedics is a New Jersey-based biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled or "naked" form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a pipeline of therapeutic product candidates that utilize several different mechanisms of action. We have licensed our lead product candidate, epratuzumab, to UCB, S.A., or UCB, for the treatment of all autoimmune disease indications worldwide. We have retained the rights for epratuzumab in oncology indications for which UCB has been granted a buy-in option. UCB has development, manufacture and commercialization rights, and is responsible for all clinical trials evaluating epratuzumab for the treatment of patients with moderate and severe lupus. At present, there is no cure for lupus and no new lupus drug has been approved in the U.S. in the last 40 years. The Company is conducting clinical trials with veltuzumab (also known as hA20) in patients with non-Hodgkin's lymphoma, epratuzumab as a potential therapeutic for patients with lymphoma and leukemia, ^{90}Y-epratuzumab for the therapy of patients with lymphoma, ^{90}Y-hPAM4 for pancreas cancer therapy and milatuzumab (also known as hCD74 or hLL1) as a therapy for patients with multiple myeloma. We believe that our portfolio of intellectual property, which includes approximately 108 patents issued in the United States, and more than 285 other issued patents worldwide, protects our product candidates and technologies. We also have a majority ownership in IBC Pharmaceuticals, Inc., which is developing a novel Dock and Lock (DNL) methodology, and a new method of delivering imaging and therapeutic agents selectively to disease, especially different solid cancers (colorectal, lung, pancreas, etc.), by proprietary, antibody-based, pretargeting methods.

Therapeutic Product Candidates

We currently have antibody product candidates in clinical development targeting B-cell non-Hodgkin's lymphoma, or NHL, other B-cell mediated diseases and various solid tumors. All of our therapeutic product candidates are "humanized" antibodies, which means that the portion of the antibody derived from mouse (murine) DNA sequences is generally less than 10%.

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with greater precision than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs or toxins, and on the use of radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131.

We also have a number of other product candidates that target solid tumors and hematologic malignancies, and other diseases, in various stages of pre-clinical development, although it is too early to assess which of these, if any, will merit further evaluation in clinical trials. In an effort to permit an effective use of our resources, our clinical development focus has been reduced to four different antibodies in a limited number of indications.

CD22 Program: Epratuzumab

Our most advanced therapeutic product candidate, IMMU-103, is an unlabeled humanized antibody which targets an antigen, known as CD22, found on the surface of B-lymphocytes, a type of white blood cells. Our humanized CD22 antibody has been shown not to evoke any substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a potentially good candidate for treating patients with a chronic, autoimmune disease. As noted above, we have licensed our lead product candidate, epratuzumab, to UCB, for the treatment of all autoimmune disease indications worldwide. We have retained the rights for epratuzumab in oncology indications for which UCB has been granted a buy-in option.

SLE is a serious autoimmune disease affecting approximately 1.5 million Americans, according to the Lupus Foundation of America. In the U.S., women with SLE outnumber men by a ratio of nine to one, and 80% of female patients develop lupus between the ages of 15 and 45. At present, there is no cure for lupus and no new lupus drug has been approved in the U.S. for nearly 40 years. Lupus most often results in chronic inflammation and pain affecting various parts of the body, especially the skin, joints, blood, and kidneys. The disease can be serious and life threatening. Current treatments include corticosteroids, nonsteroidal anti-inflammatory drugs, immunosuppressives, and antimalarials.

In April 2006, clinical results of epratuzumab in patients with systemic lupus erythematosus (SLE) were reported in *Arthritis Research & Therapy*. The objective of the open label, single-center study was to evaluate the safety, tolerability, lack of immunogenicity and early evidence of efficacy of epratuzumab, which was administered as a single agent every other week, for a total of four doses. A scoring system called BILAG (British Isle Lupus Assessment Group) was used to measure the level of disease activity in these patients prior to, and at several time points post administration of epratuzumab. Patients with mild to moderate SLE activity (defined by Global BILAG scores of 6-12 prior to treatment) were enrolled. A high BILAG score indicates increased disease activity.

SLE assessments after treatment demonstrated consistent clinical improvement, with decreased global BILAG scores for all fourteen enrolled patients compared to the pre-therapy scores. Specifically, 77% had lowered their pre-treatment global BILAG scores by 50% or more, twenty-four hours post-therapy. Furthermore, 92% having decreases of various amounts continuing to at least 18 weeks (where 38% showed a ≥50% decrease). Almost all patients (93%) experienced improvements in at least one BILAG B- or C-level disease activity at 6, 10 and 18 weeks. Additionally, 3 patients with multiple BILAG B involvement at baseline had completely resolved all B-level disease activities by 18 weeks. In all patients, the treatment was well tolerated with infusions completed in about one hour, and no evidence of reactions or immunogenicity.

Based on these positive results, we submitted an application to the U.S. Food and Drug Administration (FDA) for Fast Track designation and in January 2005, received notice from the agency granting epratuzumab Fast Track Product designation for the treatment of patients with moderate and severe SLE. The fast track programs of the FDA are designed to facilitate drug development and to expedite the review of new drugs that are intended to treat serious or life threatening conditions, and that demonstrate the potential to address unmet medical needs. As such, the fast track designation allows for close and frequent interaction with the agency. A designated fast track drug may also be considered for priority review with a shortened review time, rolling submission and accelerated approval if applicable.

In May and June 2005, we initiated two pivotal Phase III clinical trials to further evaluate the safety and efficacy of epratuzumab for the treatment of patients with moderate and severe SLE. These pivotal trials were designed as randomized, double-blinded, placebo-controlled, multi-center studies using the BILAG index to monitor and assess disease activity. The trials were named "ALLEVIATE" or Alleviate Lupus Affliction with Epratuzumab and Validate its Autoimmune Safety and Efficacy. One trial, ALLEVIATE A, was for patients with severe SLE flares, and the second trial, ALLEVIATE B, was for patients with moderately active SLE.

A second autoimmune disease that we have evaluated with epratuzumab is Sjögren's syndrome, a disease that currently affects between 2 to 4 million Americans. We reported results from our open-label, non-randomized, two-center Phase I/II trial in the July 2006 issue of *Arthritis Research & Therapy*. Seventeen patients with primary Sjögren's syndrome were enrolled in this study to assess feasibility, safety, and early evidence of efficacy. Over an eight-week period, patients received 360 mg/m^2 of epratuzumab every two weeks for a total of four doses. Fourteen patients received all four infusions without significant reactions, with a median infusion time of fifty minutes. One patient received three, and another was discontinued during the third infusion due to a mild acute reaction after receiving a partial infusion.

Patients reported improvements in their clinical signs and symptoms that include: dry eyes, dry mouth, fatigue, tender joints, tender points, tear and salivary flow. Specifically, 53% achieved a clinical response (at ≥20% improvement level) at 6 weeks, with 53%, 47%, and 67% responding at 10, 18 and 32 weeks, respectively. Approximately 40%-50% responded at the ≥30% level, while 10%-45% responded at the ≥50% level for 12-32 weeks. Additionally, statistically significant improvements were observed in fatigue, and patient and physician global assessments.

Epratuzumab seems to slow activity causing a mild decrease in the number of circulating B-lymphocytes, thus perhaps reducing the risk of infection. Consistent with our past clinical experience with the antibody, we have found a reduction of 40% to 50% in circulating B-cells in the patients enrolled in both the SLE and Sjögren's syndrome trials. These data suggest that B-cell modulation may be the primary mechanism of action of epratuzumab, and that complete depletion of B-cells is not necessary to provide a clinical benefit.

Epratuzumab has also demonstrated good safety, tolerability, and clinical efficacy in more than 340 patients with non-Hodgkin's lymphoma. Results from our clinical trials in patients with NHL have been published in August 2005 and August 2006 issues of *The Journal of Clinical Oncology.*

In addition, epratuzumab is currently being studied in two National Cancer Institute-sponsored clinical trials involving the North Cancer Center Treatment Group (NCCTG) and the Children's Oncology Group (COG). The NCCTG is evaluating the addition of epratuzumab to rituximab and combined cyclophosphamide, doxorubicin, vincristine, and prednisone chemotherapy (ER-CHOP) to treat patients with newly diagnosed diffuse large B-cell lymphoma (DLBCL).

In December 2006, results from the feasibility portion of the NCCTG study were reported in *Cancer.* Fifteen patients with previously untreated DLBCL received epratuzumab at 360 mg/m^2, followed by rituximab at 375 mg/m^2, and a standard dose of CHOP every 3 weeks for 6 to 8 cycles. Although grade 3 or 4 neutropenia was observed in 14 patients (93%), or in 28 of 92 cycles (30%), only 3 patients developed grade 3 or more infection or fever. Eleven patients (73%) required dose reductions mainly secondary to grade 4 neutropenia. No grade 3 antibody infusion-related toxicity was reported.

Thirteen of 15 patients responded (87%) to the treatment regimen, including 10 complete responses (67%) and 3 partial responses (20%). At a median follow-up of 30 months, 13 of 15 patients remained alive. The 1-year progression-free survival (PFS) and overall survival (OS) rates were 93% and 100%, respectively, and the 2-year PFS and OS rates were 86% and 86%, respectively.

The COG is combining epratuzumab with standard chemotherapy in children with B-precursor acute lymphoblastic leukemia (ALL). In June 2007, results from the feasibility portion of this study were presented at the 43rd Annual Meeting of the American Society of Clinical Oncology.

Fifteen patients with CD22-positive ALL in marrow relapse were enrolled in the feasibility portion of the study. Nine patients were in first and three patients in second or later marrow relapse. Epratuzumab was given alone at 360 mg/m^2 twice weekly for two weeks followed by 4 weekly doses of epratuzumab in combination of standard cytotoxic chemotherapy. Within 24 hours of the 6-week treatment period, surface CD22 antigen was not detected on peripheral blood leukemic blasts in all but one of the 12 assessable patients, indicating effective targeting of leukemic cells by epratuzumab. At the time of reporting, 9/12 patients (75%) achieved a complete remission, of whom 7 showed no residual disease by flow cytometry; 1 patient had a partial response, 1 stable disease, and 1 with disease progression.

The most common toxicities were grade-1/2 infusion reactions, which occurred during the initial infusions only. Two non-hematological dose-limiting toxicities occurred. One patient had a grade-4 seizure of unclear etiology and one patient had asymptomatic grade-3 transaminase elevation that returned to baseline prior to the time for the next treatment cycle. All patients were able to resume infusions at a slower rate after additional premedication.

On May 9, 2006 we entered into a Development, Collaboration and License Agreement (the UCB Agreement) with UCB, providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee. Under the terms of the UCB Agreement, we received initial cash payments totaling $38 million from UCB, which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement.

In addition, if regulatory targets are achieved we are entitled to receive certain milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. We will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, we will receive sales bonuses of up to $135 million if annual net sales reach certain target levels. There can be no assurance these regulatory or sales achievements will be met and therefore there can be no assurance that we will receive such future payments.

Pursuant to the terms of the UCB Agreement, UCB assumed the financial responsibilities of completing the clinical and regulatory submissions of epratuzumab for SLE. On September 26, 2006, UCB decided to temporarily suspend the clinical trials of epratuzumab for patients with SLE. This suspension was implemented due to UCB's concerns regarding the sterility assurance in the final product. This was a voluntary precautionary step as there have been no reports of clinical safety issues regarding this matter. As a result of this step, the Food and Drug Administration, or the FDA and certain other regulatory authorities instituted a clinical hold status of these trials. On November 14, 2006 the FDA notified UCB that the clinical hold on existing trials with epratuzumab in patients with lupus was lifted.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment. In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, we determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and are being analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities. We have been advised by UCB that they remain committed to developing epratuzumab for the treatment of SLE.

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the U. S. or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

CD22-Y-90 Program

IMMU-102 (Y-90-labeled epratuzumab) is our radiolabeled CD22 antibody product candidate being evaluated in patients with non-Hodgkin's lymphoma (NHL). Radioimmunotherapy (RAIT) combines the targeting power of monoclonal antibodies with the cell-damaging ability of localized radiation. When infused into a patient, these radiation-carrying antibodies circulate in the body until they locate and bind to the surface of specific cells, and then deliver their cytotoxic radiation more directly to the cells. This therapy, unlike chemotherapy, mainly selects cancer cells, has fewer side effects, and may be administered on an outpatient basis.

Current RAIT treatments for NHL, such as tositumomab and ibritumomab tiuxetan, are radiolabeled murine antibodies targeting the CD20 antigen on the surface of mature B-lymphocytes and B-lymphocyte tumors. Epratuzumab is a humanized monoclonal antibody that targets the CD22 antigen on B-lymphocytes. The internalizing property of epratuzumab is well suited for delivering radiation from the potent radioisotope, yttrium-90, selectively and locally to lymphoma cells that express the CD22 antigen. Moreover, because epratuzumab is humanized, IMMU-102 potentially can be administered to patients repeatedly in smaller doses than the regimens used by tositumomab and ibritumomab tiuxetan. Researchers found that splitting the dose over two or three fractions made it tolerable to patients while delivering higher radioactivity to tumor cells. We are nearing completion of the IMMU-102 Phase I/II dose-escalation trial that has been conducted in Europe. This clinical trial is examining the safety and efficacy of IMMU-102 in patients with indolent or aggressive NHL who have had a relapse of disease following standard chemotherapy. Interim results from this study were presented at the 12th Congress of European Hematology Association in August 2007.

Adult patients with documented B-cell NHL who failed at least one prior regimen of standard chemotherapy were eligible for this study. At the time of reporting, 58 patients with a median of 3 prior therapies have completed treatment. Patients were treated once weekly for two or three consecutive weeks and the ^{90}Y dose was escalated in successive patient cohorts. For patients with prior bone marrow transplants, dose escalation stopped at 10 mCi/m^2 total dose (5.0 mCi/m^2 x 2 weeks). For patients without prior bone marrow transplants, however, the study is nearing completion at the highest tested level of 45 mCi/m^2 total dose (15.0 mCi/m^2 x 3 weeks).

At the time of reporting, 54 patients were evaluated with an overall objective response rate of 59% and a complete response rate of 43%. Moreover, responses appear durable with 6 complete responders who remained disease free for more than 1 year, including 4 continuing for more than 2 years. Both the objective and complete response rates appear to increase with higher cumulative doses. Objective responses occurred for 41% of patients at the lowest total doses of 5-10 mCi/m^2, compared to 55% in the groups receiving 15-20 mCi/m^2, 63% in the 22.5-37.5 mCi/m^2 cohorts, and 90% receiving the highest cumulative doses of 37.5-45 mCi/m^2. Similarly, complete responses occurred for 29% of patients in the 5-10 mCi/m^2 total dose groups, compared to 45% at 15-20 mCi/m^2, 44% at 22.5-37.5 mCi/m^2, and 60% at 37.5-45 mCi/m^2.

Importantly, 64% of patients who had received prior rituximab-containing regimens responded to ^{90}Y-epratuzumab, as well as 41% of patients with prior bone marrow transplant. Moreover, responses were seen in patients with different types of NHL. Sixty-eight percent of patients with follicular lymphoma responded to the RAIT, compared to 57% for mantle cell lymphoma, 22% for diffuse large B-cell lymphoma, and all 3 patients with marginal zone lymphoma.

CD20 Program: Veltuzumab

Similar to CD22, CD20 is an antigen that is expressed on B-lymphocytes. Rituximab is a chimeric antibody (comprised of one-third mouse and two-thirds human protein) that binds to the CD20 antigen. Current biological therapy with monoclonal antibodies for NHL includes rituximab, which has been approved at a dose of 375 mg/m^2. IMMU-106, or veltuzumab, is our humanized anti-CD20 antibody (90-95% human and the remainder mouse) that displays similar binding characteristics and mechanisms of action as rituximab, although initial evidence of longer binding to lymphoma cells have been found in laboratory studies. Constructed using the same human donor frameworks as epratuzumab, veltuzumab shows an excellent safety and tolerability profile with shorter infusion times (less than 2 hours for the first infusion and under 1 hour for subsequent infusions) compared to rituximab.

In May 2007, at the 43rd Annual Meeting of the American Society of Clinical Oncology, we presented data from Phase I/II clinical trials of veltuzumab in patients with NHL. More than 80 adult patients with CD20-positive B-cell NHL have been enrolled in this open-label, multi-center study. Veltuzumab was administered once weekly for four consecutive weeks at 5 dose levels: 80, 120, 200, 375, or 750 mg/m^2. Treatment responses from 56 assessable patients (38 with follicular lymphoma and 18 with non-follicular lymphoma) with at least one post-treatment evaluation were reported at the meeting. The overall objective response rate (partial and complete responses) was 45% (25/56), with 20% (11/56) of patients having a complete response (CR/CRu).

In the 38 patients with follicular lymphoma, the overall response rate was 47% (18/38), with a complete response rate of 24% (9/38). In non-follicular lymphomas, the overall responses rate was 39% (7/18), with a complete response rate of 11% (2/18). In a median follow-up of 8 months post therapy, 12/25 (48%) had continuing responses, including 5 with long-lived responses (15-24 months). At the lowest dose of 80 mg/m^2, B-cell depletion occurred after the first infusion, and 2 patients had complete response. One in the follicular lymphoma group and the other patient had marginal zone lymphoma. Other data are being evaluated at this low dose with more patients accruing. To-date, no patients have shown an elevated immune response to repeated injections of veltuzumab.

PAM4-Y-90 Program

PAM4 labeled with yttrium-90 (Y-90) or IMMU-107 is our solid tumor therapeutic product candidate. It is a humanized monoclonal antibody highly specific for pancreatic cancer. Preclinical studies in mice with transplanted human pancreatic cancer have demonstrated that the antibody labeled with Y-90 has activity by itself as well as in combination with gemcitabine, a radiosensitizing chemotherapeutic that is commonly used to treat this disease. In fact, the combination appeared to be more effective than either IMMU-107 or gemcitabine alone.

We presented initial results from a dose-escalation Phase I/II study in patients with unresectable and metastatic pancreatic cancer at the 54th Annual Meeting of the Society of Nuclear Medicine. Stage III pancreatic cancer patients who have failed one line of chemotherapy and Stage IV patients with or without a history of systemic therapy were eligible for the open-label, multicenter dose-escalation study. Prior to therapy, all patients received a diagnostic dose of *h*PAM4 labeled with the radioisotope, indium-111, to ensure an acceptable distribution within the body and radiation dose to the pancreas for intended therapy. Patients then received a single infusion of ^{90}Y-*h*PAM4 with the Y-90 dose escalating in increments of 5 mCi/m^2 in groups of 3-6 patients. CT based measurements were used to evaluate tumor response 4, 8, and 12-weeks after therapy.

Results from 11 patients, of whom 9 had previously received systemic therapy predominantly with gemcitabine regimens, and 2 patients who were chemotherapy naïve, were reported at the meeting. In all patients, pre-therapy imaging with ^{111}In-*h*PAM4 showed acceptable distribution within the body and radiation dosage to the pancreas. ^{90}Y-*h*PAM4 was administrated at 15 mCi/m^2, 20 mCi/m^2 or 25 mCi/m^2. One patient, enrolled into the clinical trial at this site, showed shrinkage of a liver lesion. Two patients, from other study sites, have also had reported tumor shrinkage. All patients, however, showed disease progression at or after week 8. The maximum tolerated dose was 20 mCi/m^2 with bone marrow being the dose-limiting organ. We intend to evaluate IMMU-107 using smaller Y-90 doses repeatedly and in combination with gemcitabine in future clinical trials.

We believe that the results from the ^{90}Y-*h*PAM4 clinical trials support regulatory approvals and may present us with an opportunity for commercialization of this therapeutic by our Company in this important disease indication. However, there is no assurance that regulatory approval will be obtained.

CD74 Program: Milatuzumab

CD74 is a rapidly internalizing type-II transmembrane chaperone molecule associated with MHC class II. It actively directs transport from the cell surface to an endosomal compartment and as such is a unique target for antibody-drug immunoconjugate therapy. Also, recent evidence supports a role for CD74 as a signaling molecule in B-cell lymphoma survival. We have observed high expression of CD74 in human non-Hodgkin's lymphoma and multiple myeloma clinical specimens and cell lines, and have developed, milatuzumab, a naked humanized antibody, targeting the CD74 antigen. In preclinical studies, milatuzumab has demonstrated activity in animal models of non-Hodgkin's lymphoma and multiple myeloma with doses as low as 25μg. Benefits were greater in the myeloma model, in which median survival time was increased more than 4.5-fold. Milatuzumab is currently in Phase I/II multicenter clinical trials to evaluate its safety and tolerability in patients with multiple myeloma. Patients who have failed at least 2 prior therapies are being administered twice weekly for 4 weeks in a dose-escalating scheme to determine the maximum tolerated dose and assess initial efficacy. A single-site Phase I study of milatuzumab in NHL and chronic lymphoblastic leukemia has also begun.

IMMU-110 is the CD74 antibody conjugated with the cancer drug, doxorubicin. Preclinical in vitro results demonstrated that IMMU-110 binds specifically to CD74-expressing non-Hodgkin's lymphoma and multiple myeloma cell lines with sub-nanomolar affinity, and produces a cytotoxicity level approaching that of free doxorubicin. No significant difference was observed between the drug immunoconjugate and the naked antibody in their pharmacokinetic and biodistribution profiles. *In vivo* efficacy studies in human NHL and multiple myeloma animal models demonstrated that IMMU-110, given as a single injection, was efficacious with doses as low as 35μg and administration as late as ten days after tumor cell inoculation. Antibody-targeted selective delivery of anticancer drugs against antigens expressed on cancer cells can potentially improve the therapeutic index of anticancer drugs. Depending on the initial experience in patients with milatuzumab, we are considering advancing this new drug immunoconjugate into the clinic.

CEA Program: Labetuzumab

We have developed another solid tumor therapeutic product candidate that targets carcinoembryonic antigen (CEA or CEACAM5), expressed by cancers of the colon, rectum, breast, lung and other solid tumors. We are not currently conducting clinical trials with our unlabeled CEA antibody, or IMMU-100; however, we are providing clinical supplies for an investigator-sponsored Phase II clinical trial in Germany, evaluating repeat dosing of I-131-labeled CEACAM5 antibody, IMMU-111, in patients with resected liver metastases of colorectal cancer.

Results from 40 colorectal cancer patients with liver metastases were presented at the 54th Annual Meeting of the Society of Nuclear Medicine in June 2007. After surgery to remove liver metastases, patients were screened for cancer by PET and CT scans. At the time of reporting, 32 patients were evaluated. Sixteen were found to be negative for cancer (the adjuvant group) after surgery while the other 16 patients were found to have evidence of recurrent disease (the non-adjuvant group).

Six weeks after liver surgery, both groups of patients received an initial dose of 40 – 50 mCi/m^2 of IMMU-111, followed by a second infusion three months later. At the time of reporting, 62.5% of patients (10/16) in the adjuvant group remained disease-free. For the non-adjuvant group, 25% of patients (4/16) reported no cancer relapse.

In an earlier study, the German scientists reported a 5-year survival rate of 51.3% in 19 colorectal cancer patients who received a single dose of IMMU-111 after surgery versus 7% of control patients who did not receive the antibody therapy, but only conventional therapies. Median overall survival from the first surgery was 68.0 months for the treatment group compared to 31 months for the contemporaneous (but not randomized) control group. Seven-year follow up results confirming these findings were published in the September 2007 issue of the *Annals of Surgical Oncology*. Results of this study were published in the September 20, 2005, issue of the *Journal of Clinical Oncology*. We believe that these initial results with IMMU-111 are encouraging, and will need to be confirmed in future prospectively randomized trials comparing those receiving IMMU-111 with patients receiving standard care or other therapies.

Diagnostic Imaging Products

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we continue to manufacture and commercialize LeukoScan in territories where regulatory approvals have been granted. LeukoScan® uses a mouse monoclonal antibody fragment that first targets and then binds to a type of white blood cell known as a granulocyte. These cells are associated with a potentially wide range of infectious and inflammatory diseases. As of June 30, 2007, research and development for diagnostic product candidates is not a material portion of our business.

Research and Development Programs

We have historically invested heavily in our research and development programs, spending approximately $19,841,000 for these programs during fiscal year ended June 30, 2007, $22,781,000 for these programs during the fiscal year ended June 30, 2006 and $27,028,000 for these programs during the fiscal year ended June 30, 2005. The expense reduction during the 2007 fiscal year resulted primarily from the transfer of the Phase III clinical trials for epratuzumab for SLE to UCB in May 2006. The above discussion is a brief summary of our principal research and development programs as of August 15, 2007.

Other Antibody-Directed Therapy Approaches

Our majority-owned subsidiary, IBC Pharmaceuticals, Inc. (IBC), has been working since 1999 on the development of novel cancer radiotherapeutics using patented pre-targeting technologies with proprietary, bispecific antibodies. This pre-targeting technique involves the administration of an unlabeled antibody to the patient on day one, followed by the administration of a separate radionuclide or other therapeutic, conjugated to a peptide, a few days later. This delay permits the patient's body to eliminate antibodies, which have not bound to the disease site and are therefore superfluous. A second recognition group is then attached, either to the radionuclide or therapeutic drug, such that the radionuclide or drug is localized to the antibody pre-targeted to the tumor site. Using such methods in pre-clinical human tumor models, target-to-blood uptake ratios of radionuclide have been improved by up to forty times compared to the use of antibodies radiolabeled in the conventional manner. While this advantage is somewhat offset by the greater complexity involved in multiple administration and timing of reagents, after achieving promising results from animal studies on this technology, we have decided to continue clinical studies in France using Iodine-131 as the therapeutic agent and a bispecific antibody having our humanized anti-CEA antibody.

A Phase I clinical trial, which has defined the maximum tolerated dose of the I-131 peptide, and the optimal dose of the bispecific CEA antibody and the interval between the unlabeled chemically conjugated bispecific antibody and the labeled peptide, has been completed in France. Evidence of good tolerability and disease stabilization were reported for this trial at scientific meetings, including the June 2004, 51st Annual Meeting of the Society of Nuclear Medicine. Based on the positive outcome of the Phase I study, a multicenter Phase II study in patients with medullary thyroid cancer (MTC) has been initiated. The primary objective of this study is to confirm feasibility and safety, and to assess efficacy in this rare disease with very limited therapeutic options.

Preclinical studies by IBC continue for the development of new bispecific antibodies (fusion proteins) and peptides for improved targeting and treatment strategies, including multiple binding-arms for the tumor-targeting antibody and new carrier peptides that allow attachment of different kinds of therapeutic and diagnostic isotopes. Some of these results have been published in prominent cancer journals, such as *Nature Medicine* in November 2005, *Clinical Cancer Research* in September 2006 and *The Journal of Nuclear Medicine* in October 2006, and also at cancer conferences, such as the Annual Meeting of the American Association for Cancer Research in April 2007, the American Society of Clinical Oncology in June 2007, and the Society of Nuclear Medicine, also in June 2007. One or more of these new forms of each of the two reagents are being studied and tested for potential further clinical development. We believe that this new pre-targeting system may constitute the next generation of cancer radioimmunotherapy, and may also be applicable for the more targeted delivery of cancer drugs.

Peptides

During the past year, we continued to refine our proprietary methods for the radiolabeling of peptides with technetium-99m (Tc-99m) to the point where we are now capable of producing these peptides at clinical-scale levels using single-vial kits. These methods will be generally applicable to the preparation of radioconjugates and will enable rapid evaluation of different peptide-receptor systems. In related work, similar synthetic methods have also been used to prepare peptide conjugates that can be radiolabeled with Iodine-124, Gallium-68 (Ga-68), Indium-111 and Yttrium-90, which are being applied to the bispecific pre-targeting technology that is being developed through IBC. We believe that these developments may allow for the introduction of a new class of diagnostic imaging agents using both traditional gamma-emitting isotopes, such as Tc-99m, and positron-emitting isotopes, such as I-124 and Ga-68, particularly since pre-targeting methods being developed with IBC are showing very high tumor/normal tissue ratios.

Dock-and-Lock Platform Technology

We have developed a new platform technology, called the Dock-and-Lock ("DNL") method, which has the potential for making a considerable number of bioactive molecules of increasing complexity. The initial validation of the DNL method was provided by the successful generation of a series of trivalent bispecific binding proteins consisting of two identical antibody-Fab fragments tethered site-specifically to a different Fab fragment via a pair of distinct linker modules found in nature. The first of such trimeric Fab-based proteins, TF2, has been produced in high yields and shown to be a superior pre-targeting agent for imaging CEA-positive human tumor xenografts in mice, thus, these stably tethered multifunctional structures of defined composition made by the dock and lock method may be used for cancer targeting. More recent preclinical results obtained with TF2 also demonstrate excellent visualization of micrometastases in the lungs using positron-emission tomography (PET) scanning.

The DNL method judiciously combines conjugation chemistry and genetic engineering to enable not only the creation of novel human therapeutics, but also the potential construction of improved recombinant products over those currently on the market. Therefore, in the near term, we plan to demonstrate its commercial potential by producing new versions of several successful biotechnology products with enhanced potency and better bioavailability. Meanwhile, the versatile and modular DNL method may allow us to expand the existing product portfolios to include multivalent, multispecific antibodies, immunodrugs, and various types of vaccines for preclinical and clinical development. A description of the DNL Platform technology is scheduled to appear in the September 15, 2007 Supplement issue of *Clinical Cancer Research*.

Patents and Proprietary Rights

Our Patents

We have accumulated a sizeable portfolio of patents and patent applications in the course of our research, which we believe constitutes a very valuable business asset. Some of these patents relate to our diagnostic imaging products and product candidates, while others relate to our therapeutic product candidates. Still others relate to our technologies and other discoveries for which no product candidate has yet been identified. While the issuance of a patent does not in itself assure us that our intellectual property rights will remain secure, we believe that we have taken all reasonable steps necessary to protect our technologies and inventions from misappropriation by others. As of August 31, 2007, this portfolio included 108 issued U.S. patents. In addition, as of such date the portfolio included more than 285 issued foreign patents, with a number of U.S. and foreign patent applications pending. We are aware of certain issued patents, as well as other patents pending, which are owned by competitors of ours and, to the extent they are determined to contain valid and enforceable claims, could result in a legal determination that our products or technologies are infringing. This would result in our needing to obtain a license under such patents, which might not be available on commercially reasonable terms, if at all. While we do not presently believe that this will impair in any material respect our ability to operate our business and commercialize our therapeutic product candidates, we cannot assure you that it will not adversely affect our business.

Our Licenses

We have obtained licenses from various parties for rights to use proprietary technologies and compounds. We also have certain rights with respect to patents and patent applications owned by the Center for Molecular Medicine and Immunology, or CMMI, by virtue of a license agreement between CMMI and us. Dr. Goldenberg is the founder, President and member of the Board of Trustees of CMMI. In addition, we have certain rights with respect to patents and patent applications assigned solely to the National Institutes of Health (NIH) or jointly to NIH and us, as well as with respect to certain patent applications assigned to the University of Massachusetts. We also acquired rights to patents and patent applications assigned or licensed to IBC by virtue of our acquisition of a controlling interest in IBC.

In July 1998, we signed a license agreement with Dako A/B to our worldwide patents for specific anti-CEA monoclonal antibodies, which Dako markets for *in vitro* use. In June 2002, we entered into a non-exclusive license to Daiichi Pure Chemicals Co. under these patents (which expired in April 2006), which included an up-front payment of $825,300. In addition, we recorded royalty income of $300,000 and $250,000 for the years ended June 30, 2006 and 2005, respectively.

It is our policy to vigorously defend our intellectual property rights where appropriate. Accordingly, at any time, and from time to time, we may be engaged in licensing discussions with other parties that we believe may be infringing our patents or other intellectual property rights.

Our Trademarks

The mark "IMMUNOMEDICS" is registered in the U.S. and 36 foreign countries and a European Community Trademark has been granted. Our logo is also registered in the U.S. and in two foreign countries. The mark "IMMUSTRIP" is registered in the U.S. and Canada. The mark "CEA-SCAN" is registered in the U.S. and 21 foreign countries, and a European Community Trademark has been granted. The mark "LEUKOSCAN" is registered in the U.S. and 11 foreign countries, and a European Community Trademark has been granted. The mark "LYMPHOSCAN" is registered in the U.S. and nine foreign countries, and a European Community Trademark has been granted. The mark "CEA-CIDE" is registered in the U.S. and 14 foreign countries, and a European Community Trademark has been granted. The mark "LYMPHOCIDE" is registered in the U.S., and a European Community Trademark has been granted. In addition, we have applied for registration in the U.S. for several other trademarks for use on products now in development or testing, and for corresponding foreign and/or European Community Trademarks for certain of those marks.

Our Trade Secrets

We also rely upon unpatented trade secrets, and we cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect such rights. We require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreement provides that all inventions conceived by such employees shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Third Party Rights

Our success also depends in part on our ability to gain access to third party patent and proprietary rights and to operate our business without infringing on third party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Strategic Partnering and Relationships

UCB, S.A.

On May 9, 2006 we entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee.

Under the terms of the UCB Agreement, we received initial cash payments from UCB totaling $38 million, which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement. As we have continuing obligations under the UCB Agreement we recorded the $38 million payment as deferred revenue. We recognize this deferred revenue over our best estimate of the period of time required to fulfill our obligations under the UCB Agreement, initially assumed to be November 2009.

Pursuant to the terms of the UCB Agreement, UCB assumed the financial responsibilities of completing the clinical and regulatory submissions of epratuzumab for SLE. On September 26, 2006, UCB decided to temporarily suspend the clinical trials of epratuzumab for patients with SLE. This suspension was implemented due to UCB's concerns regarding the sterility assurance in the final product. This was a voluntary precautionary step as there have been no reports of clinical safety issues regarding this matter. As a result of this step, the Food and Drug Administration, or the FDA and certain other regulatory authorities instituted a clinical hold status of these trials. On November 14, 2006 the FDA notified UCB that the clinical hold on existing trials with epratuzumab in patients with lupus was lifted.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment. In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, we determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and are being analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities.

As a result of the UCB decision, we are no longer able to determine when these clinical trials will take place nor can we determine how these decisions will impact our obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, we ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. We have been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE.

Prior to the decision to cease amortizing the deferred revenue regarding the up front payments from UCB, we recognized $5.3 million and $1.5 million as License Fee Revenues during the 2007 and 2006 fiscal years, respectively.

We are entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. We will also receive product royalties based upon a percentage of aggregate annual net sales during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, we are entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The UCB Agreement created a global autoimmune guidance committee, with equal representation by UCB and us, to plan and oversee the conduct and progress of the development and commercialization of epratuzumab. UCB has the deciding vote on the committee. UCB is solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with Immunomedics responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. We are also obligated to manufacture and supply epratuzumab, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials if necessary. The manufacturing requirements are limited by our present production capacity. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

The UCB Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the UCB Agreement. Either Immunomedics or UCB has the right to terminate the UCB Agreement by notice in writing to the other party upon or after any material breach of the UCB Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions.

Other Collaborations

We conduct research on a number of our programs in collaboration with a not-for-profit organization called The Center for Molecular Medicine and Immunology, or CMMI, and its clinical unit, the Garden State Cancer Center. CMMI performs contracted pilot and pre-clinical trials in scientific areas of importance to us and also conducts basic research and pre-clinical evaluations in a number of areas of potential interest to us. Dr. David M. Goldenberg, our Chairman of the Board and Chief Scientific Officer and Chief Medical Officer, is the President and a Trustee of CMMI.

In fiscal year 2007, the Company received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "Dock and Lock: novel protein engineering." The objective of this Small Business Innovative Research (SBIR) investigation is to evaluate TF2, a trivalent, bispecific antibody made by the Dock and Lock (DNL) method, for its utility as a pretargeting agent for detecting and treating CEA-producing tumors with a diagnostic tool or therapeutic radionuclide. To date, we have demonstrated the feasibility of DNL to manufacture multivalent, multispecific antibodies that are easily purified to homogeneity with high yields, as well as to generate diverse bioactive molecules with improved pharmacological properties.

In fiscal 2006, the Company received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "An Anti-CD74 MAb-drug Conjugate for B-Cell Malignancies". The objective of this Small Business Innovative Research (SBIR) investigation is to determine if a doxorubicin (dox) conjugate of the humanized, anti-CD74, monoclonal antibody, hLL1, would be a suitable agent for subsequent development for a clinical Phase I trial against CD74-positive B cell malignancies. Project feasibility will be documented with a scaled-up preparation of dox-hLL1 conjugate and demonstration of its therapeutic efficacy in an animal model of human multiple myeloma.

Also in fiscal 2006, we received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "F-18 labeled Peptides for Pretargeted PET Imaging of Pancreatic Cancer". The objective of this SBIR investigation is to develop a pancreatic cancer imaging method that uses F-18 labeled peptide in conjunction with bispecific antibody pretargeting, for improved early diagnosis of the disease. With pretargeting methodology already well established, the goal of the SBIR Phase I feasibility will be to identify a practical synthetic method to radiolabel the targeting peptide, containing two haptens, with 4-F-18 fluorobenzaldehyde.

In 2005, we received a Phase I Grant Award from the National Institute of Health for a six-month period. The $134,000 award was entitled "Tetravalent Bispecific Fusion Antibody for Immunotherapy". The objectives of this SBIR investigation is to develop a tetravalent bispecific fusion protein derived from two different humanized antibodies against human CD22 and CD20, and to explore the potentials of utilizing this tetravalent bispecific antibody (bsAb) as a "single agent" for treatment of patients with B-cell cancers to further improve the efficacy, safety, and convenience of the combination therapy. In Phase I, the fusion bsAb will be engineered by recombinant technology and expressed in a mammalian cell line, and high-level bsAb-producing clones suitable for industrial scale production will be developed. In this preliminary stage of a new drug development, the physical, biochemical, and immunological properties of the recombinant bsAb will be thoroughly characterized. In addition, in vitro and in vivo characteristics of the bsAb against malignant B-cells will be evaluated.

We also collaborate with numerous other academic and research centers. Our academic collaborators have included such institutions as the Erasme University Hospital, Brussels, Belgium; University of Nijmegen, The Netherlands; INSERM, Nantes, France; University of Göttingen, Germany; University of Marburg, Germany; New York Presbyterian Hospital—Cornell Medical College; University of Massachusetts; Fox Chase Cancer Center; and Brigham & Women's Hospital-Harvard Medical School. We believe such ongoing research efforts may identify new and improved products and techniques for diagnosing and treating various cancers and infectious diseases.

Government Regulation

Regulatory Compliance

Our research and development activities, including testing in laboratory animals and in humans, our manufacture of antibodies, as well as the handling, labeling and storage of the product candidates that we are developing, are all subject to stringent regulation, primarily by the FDA in the U. S. and by comparable authorities in other countries. If for any reason we are unable to comply with applicable requirements there will likely occur various adverse consequences, including one or more delays in approval, or even the refusal to approve, product licenses or other applications, the suspension or termination of clinical investigations, the revocation of approvals previously granted, as well as fines, criminal prosecution, recall or seizure of products, injunctions against shipping products and total or partial suspension of production and/or refusal to allow us to enter into governmental supply contracts.

The process of obtaining requisite FDA approval is costly and time consuming even in the best of circumstances. For a new human drug or biological product to be marketed in the United States, current FDA requirements include: (i) the successful conclusion of pre-clinical tests to gain preliminary information on the product's safety; (ii) the filing with the FDA of an Investigational New Drug, or "IND," to conduct human clinical trials for drugs or biologics; (iii) the successful completion of human clinical investigations to establish the safety and efficacy of the product candidate for its intended indication; and (iv) the filing and then acceptance and approval by the FDA of a New Drug Application, or "NDA," for a drug product, or a Biological License Application, or "BLA," for a biological product, in either case to allow commercial distribution of the drug or biologic.

Among the conditions for an NDA or a BLA approval is the requirement that the applicable manufacturing, clinical, pharmacovigilance, quality control and manufacturing procedures conform on an ongoing basis with current Good Clinical Practices, or GCP, current Good Manufacturing Practices, or GMP, and computer information system validation standards. Before approval of a BLA, the FDA will perform a pre-licensing inspection of clinical sites, manufacturing facilities and the related quality control records to determine its compliance with these requirements. To assure compliance, applicants must continue to expend time, money and effort in the area of training, production and quality control. After the applicant is licensed for the manufacture of any product, manufacturers are subject to periodic inspections by the FDA. We will also face similar inspections coordinated by the European Medicine Agency, or EMEA, by inspectors from particular European Union member states that conduct inspections on behalf of the European Union.

The drug approval process is similar in other countries and is also regulated by specific agencies in each geographic area. Approval by the FDA does not ensure approval in other countries. In addition, even if we can obtain drug approval in other countries, it may require considerable more time to obtain such approval in the U. S. In European Union countries, Canada, and Australia, regulatory requirements and approval processes are similar in principle to those in the U. S. and can be as rigorous, costly and uncertain. Additionally, depending on the type of drug for which an applicant is requesting approval, there are currently two potential tracks for marketing approval in European Union countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all European Union countries, but each method grants all participating countries some decision-making authority in product approval.

Orphan Drug Act

To date, we have successfully obtained Orphan Drug designation by the FDA under the Orphan Drug Act of 1983 for epratuzumab (IMMU-103), yttrium-90 labeled PAM4 (IMMU-107) and labetuzumab (IMMU-100). There can be no assurance, however, that our competitors will not receive approval of other different drugs or biologics for treatment of the diseases for which our products and product candidates are targeted.

Other Regulatory Considerations

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, The Clean Air Act, and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. We believe that our procedures comply with the standards prescribed by state and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

We are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing Controls

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U. S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Third Party Reimbursement

In addition, in the U. S. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

Competition

Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors such as the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Amgen, Millennium Pharmaceuticals, Protein Design Laboratories, Genmab, Medarex, Bristol-Myers Squibb, Bayer Schering Pharma AG, Wyeth, AstraZeneca and Eli Lilly, are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific, technical and professional personnel and consultants. Our ability to compete successfully with other companies in the biopharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of certain products under development or manufactured and commercialized by competitors that are used for the prevention, diagnosis or treatment of certain diseases that we have targeted for product development. In addition, we are aware of several companies that have potential antibody or other product candidates that target the same antigen as our lead product candidate, epratuzumab, as well as various other biopharmaceutical products that are likely to compete directly with our product candidates.

We expect that our products under development and in clinical trials will address major markets within the cancer and autoimmune disease sectors. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or of competitors' products may be an important competitive factor. Accordingly, the relative speed with which we can develop products, complete pre-clinical testing, clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, availability of reimbursement, patent position, manufacturing capacity and capability, distribution capability and government action. We cannot assure you that we will be able to compete successfully in any of these areas, and our inability to compete would materially and adversely affect our business prospects.

Marketing, Sales and Distribution

At present we have only limited marketing and sale capabilities as we focus our efforts on developing our therapeutic product candidates. We will continue to manufacture and market LeukoScan with our sales force and provide technical support directly to customers. We also have agreements with third parties to market LeukoScan® that provide customer support and distribution of the products.

Our European operations are headquartered in Darmstadt, Germany. We have also established sales representation in most major European markets. We service other markets through the appointment of local organizations that provide sales and marketing support as well as local product redistribution. We have a distribution agreement with Logosys Logistik GmbH, whereby Logosys packages and distributes LeukoScan® in the European Union. We will continue to evaluate future arrangements and opportunities with respect to other products we may develop in order to optimize our profits and our distribution, marketing and sales capabilities.

Manufacturing

We operate a large-scale bioreactor facility at our Morris Plains, New Jersey, location. This facility is used for the production of all of our therapeutic product candidates for clinical trials, and potentially for commercial quantities as well.

We manufacture LeukoScan® for commercial sale at our facility in Morris Plains. The Committee on Proprietary Medicinal Products of the European Commission approved the manufacturing facility and product manufacturing processes for LeukoScan in May 1998. In April 2005, we entered into an agreement with BAG GmbH, Lich, Germany for the final formulation, fill and lyophilization of Leukoscan. We also perform antibody processing and purification of all our therapeutic product candidates at this facility. We have scaled-up our antibody purification and fragmentation manufacturing processes for our diagnostic imaging agents to permit us to produce commercial levels of product. Our purification area consists of four independent antibody-manufacturing suites, several support areas, and quality control laboratories. As part of the UCB Agreement we are responsible for the manufacture of epratuzumab for the completion of the ongoing clinical trials relating to SLE, and if requested by UCB (and within our production capacity), to manufacture and supply the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune disease indication, if necessary.

Reliance on Third Parties

We currently rely on third parties to supply raw materials and to perform certain end-stage portions of the manufacturing process for our diagnostic imaging product (LeukoScan®). We do not currently have the resources necessary to perform these processes, and if our third party suppliers were to become unwilling or unable to do so for any reason, we would be unable to deliver these products to customers until we entered into an agreement with another qualified manufacturer. This could cause substantial delays in customer deliveries and adversely affect our results of operations.

On May 9, 2006 we entered into an agreement with UCB for the worldwide licensing of epratuzumab for the treatment of all autoimmune diseases. As part of the agreement, UCB has the responsibility for all clinical development, commercial-scale manufacturing, regulatory filing and related submissions, as well as all marketing and sales activities with respect to epratuzumab in all autoimmune indications.

Manufacturing Regulatory Considerations

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities and processes used in the manufacturing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location, or process, additional regulatory review may be required. We must also adhere to current Good Manufacturing Practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

LeukoScan® and certain of our other imaging agents are derived from the fluids produced in mice. Regulatory authorities, particularly in Europe, have expressed concerns about the use of these fluids for the production of monoclonal antibodies. These regulatory authorities may determine that our quality control procedures for these products are inadequate. In the event we have to discontinue the use of mouse fluids, we may not have the resources at the time to acquire the necessary manufacturing equipment and expertise that we will need to make the changes in our development programs.

Employees

As of August 31, 2007, we employed 108 persons on a full-time basis, of whom 20 were in research and development departments, 13 of whom were engaged in clinical research and regulatory affairs, 53 of whom were engaged in operations and manufacturing and quality control, and 22 of whom were engaged in finance, administration, sales and marketing. Of these employees, 40 hold M.D., Ph.D. or other advanced degrees. We believe that while we have been successful to date in attracting skilled and experienced scientific personnel, competition for such personnel continues to be intense and there can be no assurance that we will continue to be able to attract and retain the professionals we will need to grow our business. Our employees are not covered by a collective bargaining agreement, and we believe that our relationship with our employees is excellent.

Corporate Information

We were incorporated in Delaware in 1982. Our principal offices are located at 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC, we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this Annual Report on Form 10-K the information on our website, and you should not consider it to be a part of this document.

Our reports that have been filed with the Securities and Exchange Commission ("SEC") are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3,4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of this Annual Report on Form 10-K may also be obtained without charge electronically or by paper by contacting Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950 or by calling (973) 605-8200.

In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Nominating and Board Governance Committee, and (ii) the Company's Code of Business Conduct (the Code of Conduct) governing its directors, officers and employees. Within the time period required by the SEC, we will post on our website any modifications to the Code of Conduct, as required by the Sarbanes-Oxley Act of 2002.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 450 Fifth Street NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

Item 1A. *Risk Factors*

Factors That May Affect Our Business and Results of Operations

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business, Operations and Product Development

We have a long history of operating losses and it is likely that our operating expenses will continue to exceed our revenues for the foreseeable future.

We have incurred significant operating losses since our formation in 1982, and have never earned a profit since that time. As of June 30, 2007, we had an accumulated deficit of approximately $219,000,000, including net losses of $16,656,000 and $28,560,000 for the years ended June 30, 2007 and 2006, respectively. In May 2006, we entered into an agreement with UCB, granting UCB the exclusive, worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for all autoimmune disease indications. As part of this agreement UCB assumed the responsibility for conducting the Phase III SLE clinical trials we had designed and initiated. UCB subsequently decided to terminate these trials and establish new protocols under which new clinical trials for the treatment of SLE would be conducted. As a result of this decision, we are no longer able to determine when these clinical trials will take place nor how these decisions will impact our obligation period under the terms of the agreement with UCB. Therefore we have ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable.

The only significant product sales we have earned to date have come from the limited sales of our two diagnostic imaging products in Europe and, to a lesser degree, the U. S. In addition, we have made the strategic decision to de-emphasize sales of our diagnostic products and focus on our therapeutic pipeline. We have never had product sales of any therapeutic product. We expect to continue to experience significant operating losses as we invest further in our research and development activities while simultaneously attempting to develop and commercialize our other therapeutic product candidates. If we are unable to develop commercially viable therapeutic products, it is likely that we will never achieve significant revenues or become profitable, either of which would jeopardize our ability to continue as a going concern.

Our most advanced therapeutic product candidates are still only in the clinical development stage, and will require us to raise capital in the future in order to fund further expensive and time-consuming studies before they can even be submitted for final regulatory approval.

Our most advanced therapeutic product candidates are still in the clinical development stage and will not be available for commercial sale any time soon, if ever. In order to complete the clinical development process for each of our product candidates, it will be necessary to invest significant financial resources, and devote a great deal of time and effort, just to reach the point where an application for final FDA or foreign regulatory approval can be submitted. In addition, we will need to raise additional capital to finance the costly process of obtaining approval for any of our current products should we get to that stage of product development.

Clinical trials involve the administration of a product candidate to patients who are already extremely ill, making patient enrollment often difficult and expensive. Moreover, even in ideal circumstances where the patients can be enrolled and then followed for the several months or more required to complete the study, the trials can be suspended, terminated or otherwise fail for any number of reasons, including:

- later-stage clinical trials may raise safety or efficacy concerns not readily apparent in earlier trials;
- unforeseen difficulties in manufacturing the product candidate in compliance with all regulatory requirements and in the quantities needed to complete the trial may be cost-prohibitive;

- while underway, the continuation of clinical trials may be delayed, suspended or terminated due to modifications to the clinical trial's protocols based on interim results obtained;
- our collaboration partner may suspend or cease trials in their sole discretion;
- during the long trial process, alternative therapies may become available which make further development of the product candidate impracticable; and
- if we are unable to obtain the additional capital we need to fund all of the clinical trials we foresee, we may forced to cancel or otherwise curtail some important trials.

Any failure or substantial delay in successfully completing clinical trials for our product candidates, particularly the ongoing trials for our most advanced product candidate, epratuzumab, could severely harm our business and results of operation.

Once the clinical development process has been successfully completed, our ability to derive revenues from the sale of therapeutics will depend upon our first obtaining FDA as well as foreign regulatory approvals, all of which are subject to a number of unique risks and uncertainties.

Even if we are able to demonstrate the safety and efficacy of our product candidates in clinical trials, if we fail to gain timely approval to commercialize our product candidates from the FDA and other foreign regulatory authorities, we will be unable to generate the revenues we will need to build our business. These approvals may not be granted on a timely basis, if at all, and even if and when they are granted they may not cover all the indications for which we seek approval. For example, while we may develop a product candidate with the intention of addressing a large, unmet medical need, the FDA may only approve the use of the drug for indications affecting a relatively small number of patients, thus greatly reducing the market size and our potential revenues. The approvals may also contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, which could further narrow the size of the market. Finally, even after approval can be obtained, we may be required to recall or withdraw a product as a result of newly discovered safety or efficacy concerns, either of which would have a materially adverse effect on our business and results of operations.

In order to become a profitable biopharmaceutical company, we will need to raise significant amounts of additional capital. Because it can be difficult for a small-cap company like ours to raise equity capital on acceptable terms, we cannot assure you that we will be able to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Even if our technologies and product candidates are superior, if we lack the capital needed to bring our future products to market, we will never be successful. We have obtained the capital necessary to fund our research and development programs to date primarily from the following sources:

- $38,000,000 from UCB under the May 2006 agreement to license the rights to develop, manufacture and commercialize epratuzumab for the treatment of all autoimmune disease indications;
- Approximately $259,000,000 from the public and private sale of our debt and equity securities through June 30, 2007;
- $18,000,000 from Amgen under our epratuzumab licensing agreement, which was terminated in 2004; and
- limited product sales of CEA-Scan® and LeukoScan®, licenses, grants and interest income from our investments.

With the UCB Agreement and the receipt of the initial payments related thereto and equity financing completed in May 2007, we will have sufficient funds for our research and development programs through at least the next twelve months. We intend to continue expending substantial capital on our research and development programs. We will need to raise additional capital in order to obtain the necessary regulatory approvals and then commercialize our other therapeutic products. Our capital requirements are dependent on numerous factors, including:

- the rate at which we progress our research programs and the number of product candidates we have in pre-clinical and clinical development at any one time;
- the cost of conducting clinical trials involving patients in the United States, Europe and possibly elsewhere;
- our need to establish the manufacturing capabilities necessary to produce the quantities of our product candidates we project we will need;
- the time and costs involved in obtaining FDA and foreign regulatory approvals;
- the cost of first obtaining, and then defending, our patent claims and other intellectual property rights;
- the success of UCB in meeting the clinical development and commercial milestones for epratuzumab; and
- our ability to enter into licensing and other collaborative agreements to help off-set some of these costs.

There may be additional cash requirements for many reasons, including, but not limited to, changes in our research and development plans, the need for unexpected capital expenditures or costs associated with any acquisitions of other businesses, assets or technologies that we may choose to undertake. If we deplete our existing capital resources, we will be required to either obtain additional capital quickly, or else significantly reduce our operating expenses and capital expenditures, either of which could have a material adverse effect on us.

Our ability to raise future capital on acceptable terms will depend not only upon our operating performance, but also on conditions in the public and private debt and equity markets, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors. Financing may not be available to us when we need it on terms we find acceptable, if at all. Furthermore, the terms of any such debt or equity financing may include covenants which limit our future ability to manage the business, contain preferences, privileges and rights superior to those enjoyed by holders of our common stock or cause substantial dilution to our existing stockholders.

If we cannot successfully and efficiently manufacture the compounds that make up our products and product candidates, our ability to sell products and conduct clinical trials will be impaired.

Our ability to conduct our pre-clinical and clinical research and development programs depends, in large part, upon our ability to manufacture our proprietary compounds in accordance with FDA and other regulatory requirements. While we have completed construction on the major expansion of our manufacturing facilities in New Jersey in anticipation of our current and future needs, we have no historical experience in manufacturing these compounds in significant quantities, and we may not be able to do so in the quantities and with the degree of purity that is required. We also have contractual obligations to produce certain quantities of epratuzumab within our existing capacity constraints. Any interruption in manufacturing at this site, whether by natural acts or otherwise, would significantly and adversely affect our operations, and delay our research and development programs.

We are dependent upon UCB, for the final development and commercialization of epratuzumab for the treatment of autoimmune disease indications worldwide, and they may not be successful. In addition, our recognition of the amortization of the upfront payment from UCB is determined by the completion of our obligations as outlined in the UCB Agreement.

We have licensed the exclusive worldwide rights of our most advanced therapeutic compound, *epratuzumab*, to UCB. As a result, UCB is solely responsible, and we are depending upon it, for completing the clinical development of epratuzumab, obtaining all necessary regulatory approvals, and then commercializing and manufacturing the compound for sale. If UCB does not fully perform its responsibilities under our agreement, or if the clinical trials to be conducted by UCB are not initiated, successful or are terminated by UCB for any other reason, our ability to commercialize this product candidate in the future, as well as other product candidates we have in development which are closely related to epratuzumab, would be severely jeopardized. In such event, it is likely we would never receive any of the milestone payments or royalties that we are eligible to receive under our agreement with UCB, and our ability to fund the development and testing of our other product candidates would be adversely affected.

We amortize the $38 million upfront payment received from UCB as revenue over the period of time of our expected obligations in accordance with the terms of our agreement with UCB. UCB has recently decided to stop the SLE clinical trials designed and initiated by us and to establish new protocols for clinical trials for the treatment of SLE, which may generate more rapid patient enrollment. These new protocols will need to reviewed and approved by the regulatory authorities. We are unable to determine at this time how these decisions will impact our obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, we ceased amortizing to revenue the deferred revenue recorded with receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable.

Our future success will depend upon our ability to first obtain and then adequately protect our patent and other intellectual property rights, as well avoiding the infringement of the rights of others.

Our future success will be highly dependent upon our ability to first obtain and then defend the patent and other intellectual property rights necessary for the commercialization of our product candidates. We have filed numerous patent applications on the technologies and processes that we use in the U.S. and certain foreign countries. Although we have obtained a number of issued U.S. patents to date, the patent applications owned or licensed by us may not result in additional patents being issued. Moreover, these patents may not afford us the protection we need against competitors with similar technologies or products.

The successful development of therapeutic products frequently requires the application of multiple technologies that may be subject to the patent or other intellectual property rights of third parties. Although we believe it is likely we will need to license technologies and processes from third parties in the ordinary course of our business, we are not currently aware of any material conflict involving our technologies and processes with any valid patents or other intellectual property rights owned or licensed by others. In the event that a third party were to claim such a conflict existed, they could sue us for damages as well as seek to prevent us from commercializing our product candidates. It is possible that a third party could successfully claim that our products infringe on their intellectual property rights. Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any patent litigation or other proceeding, even if resolved in our favor, would require significant financial resources and management time. Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial and managerial resources. If a patent litigation or other proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products without a license from the other party, in addition to being held liable for significant damages. We may not be able to obtain any such license on commercially acceptable terms, if at all.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We face substantial competition in the biotechnology industry and may not be able to compete successfully against one or more of our competitors.

The biotechnology industry is highly competitive, particularly in the area of diagnostic and therapeutic oncology products. In recent years, there have been extensive technological innovations achieved in short periods of time, and it is possible that future technological changes and discoveries by others could result in our products and product candidates quickly becoming uncompetitive or obsolete. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Millennium Pharmaceuticals, Protein Design Laboratories, Genmab, Medarex, Amgen Inc., Bristol-Myers Squibb, Bayer Schering Pharma AG, Wyeth, AstraZeneca and Eli Lilly, are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. In addition, many of these companies have more established positions in the pharmaceutical industry and are therefore better equipped to develop, commercialize and market oncology products. Even some smaller competitors may obtain a significant competitive advantage over us if they are able to discover or otherwise acquire patentable inventions, form collaborative arrangements or merge with larger pharmaceutical companies.

We expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technologies, and they are increasingly aware of the commercial value of their findings. As a result, they are demanding greater patent and other proprietary rights, as well as licensing and future royalty revenues.

We may be liable for contamination or other harm caused by hazardous materials that we use in the operations of our business.

In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state and local laws and regulations. Our manufacturing and research and development programs involve the controlled use of viruses, hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials can never be completely eliminated, and if an accident occurs we could be held liable for any damages that result, which could exceed our available resources.

The nature of our business exposes us to significant liability claims, and our insurance coverage may not be adequate to cover any future claims.

The use of our compounds in clinical trials and any future sale exposes us to liability claims that could be substantial. These claims might be made directly by healthcare providers, medical personnel, patients, consumers, pharmaceutical companies and others selling or distributing our compounds. While we currently have product liability insurance that we consider adequate for our current needs, we may not be able to continue to obtain comparable insurance in the future at an acceptable cost, if at all. If for any reason we cannot maintain our existing or comparable liability insurance, our ability to clinically test and market products could be significantly impaired. Moreover, the amount and scope of our insurance coverage, as well as the indemnification arrangements with third parties upon which we rely, may be inadequate to protect us in the event of a successful product liability claim. Any successful claim in excess of our insurance coverage could materially and adversely affect our financial condition and operating results.

The loss of any of our key employees could adversely affect our operations.

We are heavily dependent upon the talents of Dr. Goldenberg, our Chief Scientific Officer and Chief Medical Officer, and Ms. Sullivan, our President and Chief Executive Officer, as well as certain other key personnel. If Dr. Goldenberg, Ms. Sullivan or any of our other key personnel were to unexpectedly leave our company, our business and results of operations could be materially and adversely affected. In addition, as our business grows we will need to continue to attract additional management and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and we may not be successful in our recruitment efforts. If we are unable to attract, motivate and retain qualified professionals, our operations could be materially and adversely affected.

Certain potential for conflicts of interest, both real and perceived, exist which could result in expensive and time-consuming litigation.

Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman and Chief Scientific Officer and Chief Medical Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer (who is also the wife of Dr. Goldenberg), and certain companies with which we do business, including the Center for Molecular Medicine and Immunology and the Garden State Cancer Center (which operates as the clinical arm of CMMI to facilitate the translation of CMMI's research efforts in the treatment of patients), collectively defined as CMMI. For example, Dr. Goldenberg is the President and a Trustee of CMMI, a not-for-profit cancer research center that we use to conduct certain research activities. In fiscal year 2007, we reimbursed CMMI $10,000 for expenses incurred relating to research contracts, in addition to providing CMMI with $100,000 for research activities conducted on our behalf. Further, Dr. Goldenberg's employment agreement with us permits him to devote more of his time working for CMMI than for us, and other key personnel of our Company also have research collaborations with CMMI.

As a result of these and other relationships, the potential for both real and perceived conflicts of interest exists and disputes could arise over the allocation of funds, research projects and ownership of intellectual property rights. In addition, in the event that we become involved in stockholder litigation regarding these potential conflicts, we might be required to devote significant resources and management time defending the company from these claims, which could adversely affect our results of operations.

Given that autoimmune and cancer therapeutics such as the ones we are developing can cost upwards of $20,000 per treatment, even if our product candidates become available for sale it is likely that federal and state governments, insurance companies and other payers of health care costs will try to first limit the use of these drugs to certain patients, and may be reluctant to provide a level of reimbursement that permits us to earn a significant profit on our investment, if any.

Our ability to successfully commercialize therapeutic products will depend, in significant part, on the extent to which hospitals and physicians can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our products. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

Risks Related to Government Regulation of our Industry

Our industry and we are subject to intense regulation from the U.S. Government and such other governments and quasi-official regulatory bodies where our products are and product candidates may be sold.

These governmental and other regulatory risks include:

- Clinical development is a long, expensive and uncertain process, delay and failure can occur at any stage of our clinical trials;
- Our clinical trials are dependent on patient enrollment and regulatory approvals, we do not know whether our planned trials will begin on time, or at all, or will be completed on schedule or at all;

- The FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on hold;
- If the clinical development process is completed successfully, our ability to derive revenues from the sale of therapeutics will depend on our first obtaining FDA or other comparable foreign regulatory approvals, each of which are subject to unique risks and uncertainties;
- There is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates;
- We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our product candidates; and
- We may be liable for contamination or other harm caused by hazardous materials used in the operations of our business.

Risks Related to Our Securities

Our common stock may be delisted from the NASDAQ Global Market, or NASDAQ.

If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ's listing maintenance standards for any other reason, our common stock could be delisted from the NASDAQ.

If our stock is not accepted for listing on the NASDAQ, we will make every possible effort to have it listed on the Over the Counter Bulletin Board (the OTC Bulletin Board). If our common stock were to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission (SEC) rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

If our common stock would not be able to be traded on the OTC Bulletin Board, we would make every effort to have it available for trading on the National Quotation Bureau's Pink Sheets (Pink Sheets). The Pink Sheets market consists of security firms who act as market makers in the stocks, usually, of very small companies. The bid and asked prices are not quoted electronically, but are quoted daily in "hard copy" which is delivered to firms that subscribe. Stocks that trade in the Pink Sheets are usually not as liquid as those that trade in electronic markets and, often time, the difference between the bid and the asked prices are substantial. As a result, if our common stock were traded on the Pink Sheets, there would likely be a further negative affect on the liquidity, trading market and price of our common stock even compared to that we might suffer if we were traded on the OTC Bulletin Board.

As a result of the above, we cannot assure you that our common stock will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the Pink Sheets or, if it is to be listed, whether or not there would be an interruption in the trading of our common stock. We believe that the listing of our stock on a recognized national trading market, such as the NASDAQ, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, listing on a recognized national trading market will also affect the company's ability to benefit from the use of its operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship it may undertake. The delisting from NASDAQ would result in negative publicity and would negatively impact our ability to raise capital in the future.

If we were delisted from the NASDAQ GMS, we may become subject to the trading complications experienced by "Penny Stocks" in the over-the-counter market.

Delisting from the NASDAQ GMS may depress the price of our common stock such that we may become a penny stock. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share. "Penny Stock" rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer's accounts.

A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer's confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for stockholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

The market price of our common stock has fluctuated widely in the past, and is likely to continue to fluctuate widely based on a number of factors, many of which are beyond our control.

The market price of our common stock has been, and is likely to continue to be, highly volatile. Furthermore, the stock market generally and the market for stocks of relatively small biopharmaceutical companies like ours have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to actual operating performance.

From time to time, stock market analysts publish research reports or otherwise comment upon our business and future prospects. Due to a number of factors, we may fail to meet the expectations of securities analysts or investors and our stock price would likely decline as a result. These factors include:

- announcements by us, our current collaboration partner, any future alliance partners or our competitors of clinical results, technological innovations, product sales, new products or product candidates and product development timelines;
- the formation or termination of corporate alliances;
- developments or disputes concerning our patent or other proprietary rights, and the issuance of patents in our field of business to others;
- government regulatory action;
- period-to-period fluctuations in the results of our operations; and
- developments and market conditions for emerging growth companies and biopharmaceutical companies, in general.

In addition, Internet "chat rooms" have provided forums where investors make predictions about our business and prospects, oftentimes without any real basis in fact, that readers may trade on.

In the past, following periods of volatility in the market prices of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could negatively impact our business.

Our principal stockholder can significantly influence all matters requiring the approval by our stockholders.

As of June 30, 2007, Dr. Goldenberg, our Chairman and Chief Scientific Officer and Chief Medical Officer, together with certain members of his family, including Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, who is Dr. Goldenberg's wife, and other affiliates, controlled the right to vote approximately 12% of our fully diluted common stock. As a result of this voting power, Dr. Goldenberg has the ability to significantly influence the outcome of substantially all matters that may be put to a vote of our stockholders, including the election of our directors.

We have adopted anti-takeover provisions that may frustrate any unsolicited attempt to acquire our Company or remove or replace our directors and executive officers.

Provisions of our certificate of incorporation, our by-laws and Delaware corporate law could make it more difficult for a third party to acquire control of our Company in a transaction not approved by our Board of Directors. For example, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire control of our Company without the support of our Board of Directors. In addition, our Board of Directors may issue up to ten million shares of preferred stock and determine the price, rights, preferences and privileges, including voting and conversion rights, of these shares without any further vote or action by our stockholders. The issuance of preferred stock could have the effect of delaying, deterring or preventing an unsolicited change in control of our company, or could impose various procedural and other requirements that could make it more difficult for holders of our common stock to effect certain corporate actions, including the replacement of incumbent directors and the completion of transactions opposed by the incumbent Board of Directors. The rights of the holders of our common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

We are also subject to Section 203 of the Delaware General Corporation Law (DGCL), which prohibits us from engaging in a business combination with any "interested" stockholder (as defined in Section 203 of the DGCL) for a period of three years from the date the person became an interested stockholder, unless certain conditions are met.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the DGCL provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

We believe that our limitation of officer and director liability assists us to attract and retain qualified employees and directors. However, in the event an officer, a director or the board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit our stockholders and us. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the NASDAQ GMS or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders must rely on increases in our stock price for appreciation.

We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

Our stock price is volatile.

The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has been and likely will continue to be highly volatile. Factors that could have a significant impact on the future price of our common stock include but are not limited to:

- the results of pre-clinical studies and clinical trials by us, our collaboration partners or our competitors;

- announcements of technological innovations or new therapeutic products by us or our competitors;
- government regulation;
- developments in patent or other proprietary rights by us or our respective competitors, including litigation;
- fluctuations in our operating results; and
- market conditions for biopharmaceutical stocks in general.

At September 7, 2007, we had 75,062,164 shares of common stock outstanding, 8,294,328 additional shares reserved for the exercise of outstanding options and warrants and 6,310,950 additional shares of common stock authorized for issuance and remaining to be granted under our stock option plans.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters is located at 300 American Road, Morris Plains, New Jersey 07950, where we lease approximately 74,000 square feet of commercial office space. In November 2001, we renewed the lease for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which rate is fixed for the first five years and increases thereafter every five years. The November 2001 renewal includes an additional 15,000 square feet of space. Our manufacturing, regulatory, medical, research and development laboratories, and our finance, marketing and executive offices are currently located in this facility. We operate a 7,500 square-foot, commercial-scale manufacturing facility within our Morris Plains headquarters, which consists of four independent antibody manufacturing suites, several support areas, and a quality control laboratory. See Item 1 Business, "Manufacturing." In addition, our European subsidiary, Immunomedics GmbH, leases executive office space in Darmstadt, Germany.

Item 3. *Legal Proceedings*

Former Employee Patent Litigation

On October 10, 2006, we sued a former research scientist employee, seeking a declaration that our Company has the right, under a certain written agreement that the former employee executed at time he commenced work for the Company, to an immediate assignment of all of the employee's rights, titles and interest in three patent applications that the employee filed after leaving the employ of the Company. We further seek a judgment compelling the former employee to perform under the agreement and immediately assign to the Company all of their rights, titles and interest in these patent applications. We are also seeking damages for breach of contract.

On October 12, 2006, the Company was sued by the same former employee noted above as well as two other parties claiming rights to the patents, seeking a declaration that (i) a certain written agreement executed by the former employee at or about the time he commenced work for the Company does not obligate the former employee to assign to the Company three patent applications filed by him after he ceased working for the Company, (ii) the Company has no ownership rights in said patent applications, and (iii) a certain Recordation Form Cover Sheet that the Company filed with the United States Patent and Trademark Office, or PTO, with respect to two of the three patent applications was invalid and unenforceable. Plaintiffs further seek a permanent injunction requiring the Company to withdraw the Recordation Form Cover Sheet that was filed with the PTO. We intend to vigorously defend this action.

Legal counsel is presently taking depositions with regard to these proceedings.

From time to time we are a party to various claims and litigation arising in the normal course of business. We believe that the outcome of such claims and litigation will not have a material adverse effect on our financial position and results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal year 2007.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Price and Dividend Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "IMMU." The following table sets forth, for the last two fiscal years, the high and low sales prices for our common stock, as reported by the NASDAQ Global Market:

Fiscal Quarter Ended	High	Low
September 30, 2005	$2.29	$1.65
December 31, 2005	2.97	1.63
March 31, 2006	3.50	2.27
June 30, 2006	3.49	2.31
September 30, 2006	$2.64	$1.52
December 31, 2006	4.10	1.75
March 31, 2007	5.17	3.36
June 30, 2007	6.12	4.09

As of September 7, 2007, the closing sales price of our common stock on the NASDAQ Global Market was $2.06. As of September 7, 2007, there were approximately 641 stockholders of record of our common stock and, according to our estimates, approximately 13,541 beneficial owners of our common stock. We have not paid dividends on our common stock since inception and do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of June 30, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	7,958,328	$6.33	6,646,950
Equity compensation plans not approved by security holders	—	—	—
Total	7,958,328	$6.33	6,646,950

(1) Includes the Company's 2002 Stock Option Plan and 2006 Stock Incentive Plan.

STOCK PERFORMANCE GRAPH

This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by our Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Information used on the graph was obtained from the Center for Research in Security Prices at the University of Chicago, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.



DOLLARS
200
100
0
6/30/02
6/30/03
6/30/04
6/30/05
6/30/06
6/30/07
Immunomedics
NASDAQ Composite
NASDAQ Pharmaceutical

	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07
Immunomedics	100	121	93	33	51	80
NASDAQ Composite	100	111	140	141	150	179
NASDAQ Pharmaceutical	100	138	154	146	161	175

Sale of Unregistered Securities

None

Issuer Purchases of Equity Securities

None

Item 6. ***Selected Financial Data***

The following table sets forth our consolidated financial data as of and for each of the five fiscal years ended June 30, 2007. The selected consolidated financial data as of and for each of the five years ended June 30, 2007, have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended June 30, 2007, 2006 and 2005 are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with the consolidated financial statements (and notes thereon) and Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal year ended June 30,				
	2007	2006(4)	2005(4)	2004(4)	2003(4)
		As Adjusted			
	(In thousands, except per share amounts)				
Statements of Operations					
Revenues	$ 8,506	$ 4,353	$ 3,813	$ 4,306	$13,719
Cost and expenses	24,207	28,699	32,315	27,112	23,642
Litigation settlement	—	—	1,112	—	—
(Loss) Gain on change in fair value of warrants	—	(270)	939	—	—
Interest (expenses) income—net	(1,492)	(4,507)	(599)	285	1,087
Minority interest	106	90	110	89	88
Foreign currency transaction (loss) gain	35	(17)	(4)	30	85
Loss before income tax benefit	(17,053)	(29,050)	(26,944)	(22,402)	(8,663)
Income tax benefit	397	490	385	234	680
Net loss	$(16,656)	$(28,560)	$(26,559)	$(22,168)	$ (7,983)
Net loss per common share	$ (0.26)	$ (0.52)	$ (0.49)	$ (0.44)	$ (0.16)
Weighted average shares outstanding	63,277	55,263	53,684	49,886	49,878
Balance Sheets					
Cash, cash equivalents and marketable securities(1)	$ 46,233	$ 41,827	$ 15,485	$ 13,479	$23,796
Restricted securities(1)	1,275	2,550	18,126	5,101	6,376
Total assets	60,198	58,242	49,990	33,864	46,951
Long-term debt(2)	—	29,525	36,743	13,826	5,101
Stockholders' equity (deficit)(3)	$ 20,330	$(17,428)	$ (220)	$ 12,428	$34,650

(1) Approximately $14,300,000 of restricted cash became available for use by the Company during the first quarter of fiscal year 2006 as a result of August 19, 2005 Special Shareholder's Meeting authorizing an additional 40,000,000 shares of common stock.

(2) All of the remaining 5% Notes were converted in shares of common stock during the 2007 fiscal year.

(3) We have never paid cash dividends on our common stock. In August, 2005 the Company received shareholder approval to authorize an additional 40,000,000 shares of common stock.

(4) Fiscal years 2006 through 2003 have been retroactively adjusted to reflect the change in the method of Accounting for collateral assignment split-dollar life insurance arrangements to conform to EITF 06-10 *"Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements"*, as discussed in Note 2 to our consolidated financial statements.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Annual Report, and they may also be made a part of this Annual Report by reference to other documents filed with the Securities and Exchange Commission (SEC), which is known as "incorporation by reference".

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, are intended to identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to obtain additional capital through strategic collaborations, licensing, convertible debt securities or equity financing in order to continue our research and development programs as well as secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally. Please also see the discussion of risks and uncertainties under Item 1A. Risk Factors "Factors That May Affect Our Business and Results of Operations" in this Annual Report on Form 10-K.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report or the date of the document incorporated by reference in this Annual Report as applicable. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. All subsequent forward-looking statements attributable to the Company or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

We are a biopharmaceutical company focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled, or "naked," form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a broad pipeline of therapeutic product candidates that utilize several different mechanisms of action. We believe that our portfolio of intellectual property, which includes 108 issued patents in the U.S. and approximately 285 other issued patents worldwide, protects our product candidates and technologies.

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we continue to manufacture and commercialize LeukoScan in territories where regulatory approvals have been granted. As of June 30, 2007, research and development into diagnostic product candidates was no longer a material portion of our business.

From inception in 1982 until June 30, 2007, we had an accumulated deficit of approximately $219 million and have never earned a profit. In the absence of increased revenues from the sale of current or future products and licensing activities (the amount, timing, nature or source of which cannot be predicted), our losses will continue as we continue to conduct our research and development activities. These activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, our operating losses are likely to be substantial over the next several years.

The development and commercialization of successful therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

- the type of therapeutic compound under investigation and nature of the disease in connection with which the compound is being studied;
- our ability, as well as the ability of our partners, to conduct and complete clinical trials on a timely basis;
- the time required for us to comply with all applicable federal, state and foreign legal requirements, including, without limitation, our receipt of the necessary approvals of the U.S. Food and Drug Administration, or FDA;
- the financial resources available to us during any particular period; and
- many other factors associated with the commercial development of therapeutic products outside of our control.

Research and Development

As of June 30, 2007, we employed 20 professionals in our research and development departments and 13 professionals in our clinical research departments. In addition to salaries and benefits, the other costs associated with research and development include the costs associated with producing biopharmaceutical compounds, laboratory equipment and supplies, the costs of conducting clinical trials, legal fees and expenses associated with pursuing patent protection, as well as facilities costs. We have spent approximately $19.8 million in the aggregate in the fiscal year ended June 30, 2007 on research and development expenses, $22.8 million in the aggregate in the fiscal year ended June 30, 2006 on research and development expenses, and $27.0 million in the aggregate for the year ended June 30, 2005 on research and development expenses.

With the completion in fiscal year 2003 of the manufacturing expansion to support our research and development efforts and prepare for future commercialization of our product candidates, we believe that our facilities are adequate to support our research and development activities for the next few years without the need for any material capital expenditures.

At any one time our scientists are engaged in the research and development of multiple therapeutic compounds. Because we do not track expenses on the basis of each individual compound under investigation, but rather aggregate research and development costs for accounting purposes, it is not possible for investors to analyze and compare the expenses associated with unsuccessful research and development efforts for any particular fiscal period, with those associated with compounds that are determined to be worthy of further development. This may make it more difficult for investors to evaluate our business and future prospects.

Therapeutics

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with greater precision than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs or toxins, and to lesser extent on the use of radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131.

Epratuzumab

Our most advanced therapeutic product candidate, IMMU-103, is an unlabeled humanized antibody which targets an antigen, known as the CD22 marker, found on the surface of B-lymphocytes, a type of white blood cells. Since B-lymphocytes are involved in the production of autoantibodies, we reasoned that epratuzumab might show activity in the treatment of autoimmune diseases by affecting B-cell levels and function. Our humanized CD22 antibody has been shown not to evoke any substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a good candidate for treating patients with a chronic, non-malignant disease.

In April 2006, clinical results of epratuzumab in patients with SLE were published in *Arthritis Research & Therapy*. The objective of this open label, single-center study was to evaluate the safety, tolerability, lack of immunogenicity and early evidence of efficacy of epratuzumab, which was administered as a single agent every other week, for a total of four doses. A scoring system called BILAG (British Isle Lupus Assessment Group) was used to measure the level of disease activity in these patients prior to, and, at several time points, post administration of epratuzumab. Patients with mild to moderate systemic lupus erythematosus (SLE) activity (defined by Global BILAG scores of 6-12 prior to treatment) were enrolled. A high BILAG score indicates increased disease activity.

SLE assessments after treatment demonstrated consistent clinical improvement, with decreased global BILAG scores for all fourteen enrolled patients compared to the pre-therapy scores. Specifically, 77% had lowered their global BILAG scores by 50% or more six weeks post-therapy. Furthermore, 92% having decreases of various amounts continuing to at least 18 weeks (where 38% showed a ≥50% decrease). Almost all patients (93%) experienced improvements in at least one BILAG B- or C-level disease activity at 6, 10 and 18 weeks. Additionally, 3 patients with multiple BILAG B involvement at baseline had completely resolved all B-level disease activities by 18 weeks. In all patients, the treatment was well tolerated with infusions completed in about one hour, and no evidence of reactions or immunogenicity.

Based on these positive results, we submitted an application with the FDA for Fast Track designation and in January 2005, received notice from the agency granting epratuzumab Fast Track Product designation for the treatment of patients with moderate and severe SLE. The fast track programs of the FDA are designed to facilitate drug development and to expedite the review of new drugs that are intended to treat serious or life threatening conditions, and that demonstrate the potential to address unmet medical needs. As such, the fast track designation allows for close and frequent interaction with the agency. A designated fast track drug may also be considered for priority review with a shortened review time, rolling submission, and accelerated approval if applicable.

In May 2005, we initiated two pivotal Phase III clinical trials to further evaluate the safety and efficacy of epratuzumab for the treatment of patients with moderate and severe SLE. These pivotal trials were randomized, double-blinded, placebo-controlled, multi-center studies using the BILAG index to monitor and assess disease activity. The trials were named "ALLEVIATE" or Alleviate Lupus Affliction with Epratuzumab and Validate its Autoimmune Safety and Efficacy. One trial, ALLEVIATE A, was for patients with severe SLE flares, and the second trial, ALLEVIATE B, was for patients with moderately active SLE. With the consummation of the UCB Agreement, future costs incurred related to these clinical trials were the responsibility of UCB.

Another autoimmune indication that we are targeting with epratuzumab is Sjögren's syndrome, a disease that currently affects between 2 to 4 million Americans. We reported results from our open-label, non-randomized, two-center Phase I/II trial in the July 2006 issue of *Arthritis Research & Therapy*. Sixteen patients with primary Sjögren's syndrome were enrolled in this study to assess feasibility, safety, and early evidence of efficacy. Over an eight-week period, patients received 360 mg/m^2 of epratuzumab every two weeks for a total of four doses. Fourteen patients received all four infusions without reactions with a median infusion time of fifty minutes. One patient received three and another was discontinued after receiving a partial infusion due to a mild acute reaction.

Patients reported improvements in their clinical signs and symptoms that include: dry eyes, dry mouth, fatigue, tender joints, tender points, tear and salivary flow. Specifically, 53% achieved a clinical response (at ≥20% improvement level) at 6 weeks, with 53% responding at 10 weeks, 47% responding at 18 weeks, and 67% responding at 32 weeks. Approximately 40%-50% responded at the ≥30% level, while 10%-45% responded at the ≥50% level for 12-32 weeks. Additionally, statistically significant improvements were observed in fatigue, and patient and physician global assessments.

Epratuzumab seems to slow activity without causing a drastic drop in the number of circulating B-lymphocytes, thus perhaps reducing the risk of infection. Consistent with our past clinical experience with the antibody, we have found a reduction of 40% to 50% in circulating B-cells in the patients enrolled in both the SLE and Sjögren's syndrome trials. This data suggests that B-cell modulation may be the primary mechanism of action of epratuzumab, and that complete depletion of B-cells is not necessary to provide a clinical benefit.

Epratuzumab has also demonstrated good safety, tolerability, and clinical efficacy in more than 340 patients with non-Hodgkin's lymphoma, resulting in reports published in the August 2005 and August 2006 issues of *The Journal of Clinical Oncology*.

On May 9, 2006 we entered into a Development, Collaboration and License Agreement (the UCB Agreement) with UCB, providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee. Under the terms of the UCB Agreement, we received initial cash payments totaling $38 million from UCB, which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement.

In addition, if regulatory targets are achieved we are entitled to receive certain milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. We will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, we will receive sales bonuses of up to $135 million if annual net sales reach certain target levels. There can be no assurance these regulatory or sales achievements will be met and therefore there can be no assurance that we will receive such future payments.

We determined that all elements under the UCB Agreement should be accounted for as a single unit of accounting under EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. In accordance with SAB No. 104 (Topic 13, *Revenue Recognition*), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As we have continuing obligations under the UCB Agreement, we recorded the $38 million payment as deferred revenue.

Pursuant to the terms of the UCB Agreement, UCB assumed the financial responsibilities of completing the clinical and regulatory submissions of epratuzumab for SLE. On September 26, 2006, UCB decided to temporarily suspend the clinical trials of epratuzumab for patients with SLE. This suspension was implemented due to UCB's concerns regarding the sterility assurance in the final product. This was a voluntary precautionary step as there have been no reports of clinical safety issues regarding this matter. As a result of this step, the Food and Drug Administration, or the FDA and certain other regulatory authorities instituted a clinical hold status of these trials. On November 14, 2006 the FDA notified UCB that the clinical hold on existing trials with epratuzumab in patients with lupus was lifted.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment. In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, we determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and are being analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities.

As a result of the UCB decision, we are no longer able to determine when these clinical trials will take place nor can we determine how these decisions will impact our obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, we ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. We have been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE.

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the U.S. or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

Other Therapeutic Product Candidates

We also have in development a solid tumor therapeutic product candidate that targets an antigen known as carcinoembryonic antigen, or CEA. The CEA antigen is abundant at the site of virtually all cancers of the colon and rectum and is associated with many other solid tumors, such as breast and lung cancers. A Phase II trial has been completed in Europe for IMMU-111 (hCEA-I-131) in patients with proven or suspected metastatic colorectal cancer who failed chemotherapy. We believe that the initial results with IMMU-111 are encouraging. This Phase I/II trial with IMMU-101 (hCEA-Y-90) has completed enrollment in the United States and in Europe in patients with advanced colorectal and pancreatic cancers. We are not currently conducting clinical trials with our unlabeled CEA antibody; however, we are providing clinical supplies for an investigator sponsored Phase II clinical trial in Germany, evaluating repeat dosing with IMMU-111.

We also are commencing clinical trials with veltuzumab (anti-CD20) for the treatment of certain autoimmune diseases. The clinical trials of veltuzumab and IMMU-102 in patients with non-Hodgkin's lymphoma are nearing completion. We are conducting clinical trials with milatuzumab in patients with multiple myeloma, and with IMMU-107 (for use in targeting anti-MUC 1 antibody) for pancreatic cancer therapy. In addition to these four product candidates, we have several others in pre-clinical development.

Diagnostics

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we continue to manufacture and commercialize LeukoScan® in territories where regulatory approvals have been granted. As of June 30, 2007, research and development into diagnostic product candidates was no longer a material portion of our business.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition

We account for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition.

We concluded that the UCB Agreement should be accounted for as a single unit of accounting and are amortizing the $38 million payment received over the expected obligation period, which was originally estimated to end in November 2009.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by us. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment.

In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, we determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and are being analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities.

As a result of the UCB decision, we are no longer able to determine when these clinical trials will take place nor can it determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, we ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. We have been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE.

Milestone payments are recognized as revenue upon the achievement of mutually agreed milestones, provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no continuing performance obligations associated with the milestone payment. To date, we have not recorded any revenue for milestone payments under the UCB Agreement.

Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through collaborative development are deferred and recognized as revenue over the period of continuing involvement. We estimate the period of continuing involvement based on the best available evidential matter available to us at each reporting period. If our estimated time frame for continuing involvement changes, this change in estimate could impact the amount of revenue recognized in future periods.

Revenue is recognized for royalties based on license sales of our product (CEA-Scan®) in Japan and in Europe. Royalties are recognized as earned in accordance with the contractual terms when royalty from licenses can be reliably measured and collectablity is reasonably assured.

Revenue from product sales is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts. Since allowances are recorded based on management's estimates, actual amounts may be different in the future.

Foreign Currency Risks

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at the period-end exchange rates, and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity and are included in the determination of comprehensive loss. Transaction gains and losses are included in the determination of net income.

Stock Based Compensation

Prior to July 1, 2005, we granted stock options to our employees at an exercise price equal to the fair value of the underlying shares of common stock at the date of grant and accounted for these stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Under APB Opinion No. 25, when stock options are issued with an exercise price equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized in the income statement. However, for purposes of disclosure only, we estimate the fair value of stock options through the use of option-pricing models. In determining the values to use in our option-pricing model, we make several subjective estimates about the characteristics of the underlying stock and the expected timing of option exercise. Change to these estimates can change the fair value disclosures in our financial statements. Our Board of Directors approved the acceleration of vesting of all outstanding stock options as of June 30, 2005, primarily to avoid stock based compensation charges upon the adoption of SFAS 123(R) on July 1, 2005. This total additional compensation cost would have been approximately $8,100,000. The exercise price of all stock options was above market value of the common stock at the time of the accelerated vesting.

Effective July 1, 2005, we adopted the fair value recognition provisions of SFAS 123(R) using the modified-prospective transition method. Under that transition method, compensation cost includes the fair value of awards originally accounted for under APB No. 25 that were not vested on July 1, 2005 and compensation cost for all share-based compensation granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Due to the accelerated vesting prior to the adoption of SFAS 123(R) noted above, the impact on the statement of operations for the year ended June 30, 2006 was not material. The non-vested share-based compensation that is outstanding as of June 30, 2007 is $1,419,000, which is expected to be recognized over the next four fiscal years. As a result of using the modified prospective transition method prior periods have not been restated.

Impairment of Assets

Immunomedics reviews its long-lived assets for impairment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon our judgment of the Company's ability to recover the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated.

Make-Whole Interest Derivative Liability

The holders of the 5% Senior Convertible Notes due May 2008, or the 5% Notes, who convert their 5% Notes also received on the date of conversion a payment equal to the amount of accrued and unpaid interest, less interest actually previously paid or provided for, up to and including the maturity date of the 5% Notes, known as the "make-whole" interest payment. The make-whole interest payment was considered a bifurcated derivative since the embedded call option can accelerate the settlement of the interest component of the debt cost at the holder's option. Changes in the fair value of the make-whole interest payment were recorded in current period operations. The fair value of this instrument was recorded in the consolidated balance sheet as derivative interest liability. The initial value of the derivative interest liability associated with the make-whole interest provision of $751,000 was recorded as additional debt discount and was either amortized to interest expense over the life of the 5% Notes or classified to paid in capital for the 5% Notes when they were converted into shares of common stock. As of June 30, 2007 all of the 5% Notes have been converted into shares of common stock, with the make-whole interest derivative liability reduced to zero.

The value of this derivative liability was based on various inputs and assumptions such as the price of our stock at each balance sheet date and volatility. Changes in these inputs and assumptions, particularly the price of our common stock, have impacted the value of this derivative liability at each of the balance sheet dates.

Life Insurance Policies

Split-Dollar Policy

In September 1994, the Company entered into a split dollar life insurance arrangement with Dr. Goldenberg and a trust controlled by his family (the "Trust") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Dr. Goldenberg and owned by and benefiting the Trust. The Company will be repaid the lesser of the cumulative premium payments it has made with respect to the policy or the cash surrender value of the policy upon Dr. Goldenberg's death or the voluntary termination of the arrangement by Dr. Goldenberg out of the policies' existing surrender value at the time of repayment. In accordance with EITF 06-10, "*Accounting for Collateral Assignment Split Dollar Life Insurance*", an employer should recognize a liability for any post employment benefit in accordance with APB Opinion No. 12 associated with split-dollar life insurance plans. Since the contractual terms of the arrangement provide that the Company may not be reimbursed the premiums of the policy upon termination of employment, the Company accrues a liability for a post employment benefit, which is based on a number of assumptions. The measurement of the related benefit is based on a number of probability-weighted assumptions. The more significant of these assumptions are: (a) the appropriate discount rate to use in computing the present value of the benefit; (b) the expected return on cash surrender values; (c) the estimated retirement date; and (d) the expected period of time after employment and prior to the death benefit. Actual results will likely differ from the assumptions used. Those differences, along with changes that may be made in the assumptions used from period to period, will impact the amounts reported in the financial statements. The Company recognizes an asset based on the amount that could be realized under the insurance contract as of the date of each balance sheet. The amount the Company could realize in the lesser of the premiums paid by the Company or the cash surrender value of the policy.

Other Life Insurances Policies

The Company has various other life insurance policies on Dr. Goldenberg; some of the policies are for the benefit of the Company and some of the policies are for the benefit of Dr. Goldenberg. When the Company is the beneficiary of the policy, and there are no other contractual arrangements between the Company and Dr. Goldenberg, the Company recognizes the amount that could be realized under the insurance arrangement as an asset in the balance sheet. When the Company is the owner of the policy, but has contractually agreed to give Dr. Goldenberg rights to the policy, the Company records both an asset for the amount that could be realized under the insurance arrangement, and a corresponding liability that represents the value contractually benefiting Dr. Goldenberg. The Company recorded immaterial adjustments during the fourth quarter to properly reflect the contractual insurance arrangements between the Company and Dr. Goldenberg.

Results of Operations

The election to apply EITF 06-10 was adopted retrospectively and therefore comparative prior periods have been adjusted to reflect related balances as if the standard had been followed as of the beginning of all periods presented. All adjustments are reflected in management's discussion and analysis. See Note 2 to our audited financial statements.

Fiscal Year 2007 compared to Fiscal Year 2006

Revenues for the fiscal year ended June 30, 2007 were $8,506,000 as compared to $4,353,000 in the fiscal year ended June 30, 2006, representing an increase of $4,153,000, or 95%, primarily due to the impact of the recognition of a portion of the deferred revenue from the Development, Collaboration and License Agreement dated May 9, 2006 with UCB, S.A. (UCB Agreement), as well as higher product sales. Product sales of $2,991,000 for the 2007 fiscal year were $737,000 higher, primarily due to higher sales in Europe than in the prior year due to having the LeukoScan• product available for the entire 2007 fiscal year. On January 30, 2006 approval was received from the European Regulatory Agency to market LeukoScan® for the revision to our manufacturing process. License fee and other revenues for fiscal year 2007 increased to $5,381,000 from $1,830,000 for the same period in 2006, primarily from the recognition of a portion of the deferred revenue earned under the UCB Agreement.

Total operating expenses for fiscal year 2007 were $24,208,000 as compared to $28,699,000 in fiscal year 2006, representing a decrease of $4,491,000, or 16%. Research and development expenses for fiscal year 2007 declined by $2,940,000, or 13%, to $19,841,000 from $22,781,000 in fiscal year 2006 due primarily to the transfer of the SLE clinical trials to UCB as part of the UCB Agreement. Cost of goods sold for fiscal year 2007 increased by $126,000 to $599,000 from $473,000 in fiscal year 2006, primarily due to higher sales of diagnostic kits and lower production yields in the manufacturing process of LeukoScan in the 2007 fiscal year.

Sales and marketing expenses for fiscal year 2007 were $490,000 as compared to $758,000 for fiscal year 2006, representing a decrease of $268,000. The decline in marketing expenses was due to the continued de-emphasis of the diagnostic product line. General and administrative expenses for fiscal year 2007 decreased by $1,410,000 from $4,687,000 in fiscal year 2006 to $3,277,000. This decrease was primarily due to a charge of $876,000 for fees associated with the UCB Agreement in the 2006 fiscal year and the reduction in fiscal 2007 of certain legal expenses of approximately $600,000.

Interest and other income for fiscal year 2007 increased by $1,074,000 from $667,000 in fiscal year 2006 to $1,741,000 in fiscal year 2007, primarily due to higher levels of investments (the result of the cash received from the UCB Agreement in May 2006 and sale of shares of common stock in May 2007) as well as higher interest rates.

Interest expense decreased from $5,175,000 in fiscal year 2006 to $3,234,000 in fiscal year 2007. This decrease resulted primarily from the conversion of the 5% senior convertible notes from the previous fiscal year and the conversion of the remaining 5% Notes in fiscal 2007.

For fiscal years 2007 and 2006, we recorded a tax benefit of $647,000 and $514,000, respectively, as a result of our sale of approximately $8,031,000 and $6,385,000 of New Jersey state net operating losses, respectively. For the 2007 fiscal year, we recorded a Federal income tax provision of $100,000 and our foreign subsidiaries recorded a foreign tax provision of $104,000. There were no Federal income tax or foreign tax provisions for the 2006 fiscal year. The tax benefits for 2007 and 2006 fiscal years were also partially offset by New Jersey state income tax provisions $46,000 and $24,000, respectively.

Net loss allocable to common stockholders for fiscal year 2007 is $16,656,000, or $0.26 per share, as compared to $28,560,000, or $0.52 per share, in fiscal year 2006.

Fiscal Year 2006 compared to Fiscal Year 2005

Revenues for the fiscal year ended June 30, 2006 were $4,353,000 as compared to $3,813,000 in the fiscal year ended June 30, 2005, representing an increase of $540,000, or 14%, primarily due to the impact of the recognition of a portion of the deferred revenue from the Development, Collaboration and License Agreement dated May 9, 2006 with UCB, S.A. (UCB Agreement), partially offset by lower product sales. Product sales were $1,096,000 lower in Europe primarily due to a lack of saleable LeukoScan® product earlier in the year. On January 30, 2006 approval was received from the European Regulatory Agency to market LeukoScan® for the revision to our manufacturing process. License fee and other revenues for fiscal year 2006 increased to $1,830,000 from $330,000 for the same period in 2005, primarily from the recognition of a portion of the deferred revenue earned under the UCB Agreement.

Total operating expenses for fiscal year 2006 were $28,699,000 as compared to $32,315,000 in fiscal year 2005, representing a decrease of $3,615,000, or 11%. Research and development expenses for fiscal year 2006 declined by $4,247,000, to $22,781,000 from $27,028,000 in fiscal year 2005 due to the transfer of the SLE clinical trials over to UCB as part of the UCB Agreement, reduced spending for outside toxicity testing associated with producing compounds to be used in clinical trials and a concerted effort to limit spending to conserve cash during the year. Cost of goods sold for fiscal year 2006 decreased by $134,000 to $473,000 from $607,000 in fiscal year 2005, primarily due to lower sales of diagnostic kits.

Sales and marketing expenses for fiscal year 2006 were $758,000 as compared to $974,000 for fiscal year 2005, representing a decrease of $216,000. The decline in marketing expenses was due to de-emphasis of the diagnostic product line. General and administrative costs for fiscal year 2006 increased by $981,000 from $3,706,000 in fiscal year 2005 to $4,687,000. This increase was primarily due to a charge of $876,000 for fees associated with the UCB Agreement.

Interest and other income for fiscal year 2006 increased by $230,000 from $437,000 in fiscal year 2005 to $667,000 in fiscal year 2006, primarily due to higher interest rates and increased level of cash available for investment during the fourth quarter of fiscal year 2006 resulting from the UCB Agreement. Interest expense increased from $1,035,000 in fiscal year 2005 to $5,175,000 in fiscal year 2006. This increase resulted primarily from the $37,675,000 of 5% senior convertible notes sold in April 2005. This increase included the amortization of a portion of the expenses associated with the debt issuance costs ($777,000), the mark to market value adjustment of the debt discount ($1,609,000), the change in the market value of the make-whole derivative interest liability ($70,000) and the "make-whole" interest payment regarding the conversion of the 5% Notes into shares of common stock ($915,000).

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, we settled legal fees associated with the suit with the attorneys representing the Company in the case. We recorded a litigation settlement gain in other income in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

On August 19, 2005 at a Special Meeting of Stockholders a majority of holders of our common stock approved an amendment to the certificate of incorporation to increase the number of shares of common stock authorized from 70 million to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion if required, into common stock for the 5% senior convertible notes and the warrants. The 5% Notes and warrants were therefore no longer restricted as to conversion into shares of common stock. The liability for the warrants was increased by $270,000 to reflect our common stock valuation. This increase in the liability for the warrants was reflected in the statement of operations. The warrants were reclassified to permanent equity during the first quarter 2006.

For fiscal years 2006 and 2005, we recorded a tax benefit of $514,000 and $590,000, respectively, as a result of our sale of approximately $6,385,000 and $7,335,000 of New Jersey state net operating losses, respectively. These tax benefits were partially offset by income tax provisions of $24,000 in 2006 for state tax purposes and $205,000 in 2005 for our European subsidiary.

Net loss allocable to common stockholders for fiscal year 2006 is $28,560,000, or $0.52 per share, as compared to $26,559,000, or $0.49 per share, in fiscal year 2005.

Research and Development Expenses

Research and development expenses for our products in development were $19,841,000 for the fiscal year ended June 30, 2007, $22,781,000 for the fiscal year ended June 30, 2006 and $27,028,000 for the fiscal year ended June 30, 2005. Research and development expenses decreased by $2,940,000 in 2007 or 13% as compared to 2006. Research and development expenses decreased by $4,247,000 in 2006 or 16% as compared to 2005.

We do not track expenses on the basis of each individual compound under investigation or through clinical trials and therefore we do not provide a breakdown of such historical information in that format. We evaluate projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously. It is not possible to calculate each antibody's supply costs. There are many different development processes and test methods that examine multiple products at the same time. We have, historically, tracked our costs in the categories discussed below, specifically "research costs" and "product development costs" and by the types of costs outlined below.

Our research costs consists of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the clinical stage. Such research costs primarily include personnel costs, facilities, including depreciation, lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

The following table sets forth a breakdown of our research and development expenses by those associated with research and those associated with product development for the periods indicated.

	Years Ended June 30,		
	2007	2006	2005
	(in Thousands)		
Research Costs	$ 4,936	$ 4,975	$ 6,503
Product Development Costs	14,905	17,806	20,525
Total	$19,841	$22,781	$27,028

Research Costs

Research costs in total decreased by $39,000 or 1% for the year ended June 30, 2007 as compared to 2006. Research costs in total decreased for the year ended June 30, 2006 by $1,528,000 or 23% as compared to 2005. The changes in research costs primarily relate to the following:

Lab supplies and chemical reagent costs were $555,000 in 2007, an increase of $120,000 or 27% over 2006. Lab supplies and chemical reagent costs were $435,000 in 2006, a decrease of $55,000 or 11% over 2005. The increase in spending in 2007 was replenishment of supplies that were utilized during 2006 but not purchased due to cash flow considerations prior to the UCB Agreement in May 2006.

Personnel costs in 2007 were $1,701,000 a decrease of $159,000 or 9% as compared to 2006. Personnel costs in 2006 were $1,860,000 a decrease of $579,000 or 24% as compared to 2005. These declines resulted primarily from employee attrition and cost savings efforts during the year.

Animal studies conducted by outside organizations in 2006 were $809,000, a decrease of $643,000 or 44% from 2005, as testing for toxicity studies for compounds in the preclinical stage were reduced based on the current status of product development.

Product Development Costs

Product development costs for the year ended June 30, 2007 in total decreased by $2,901,000 or 16% as compared to 2006. Product development costs for the year ended June 30, 2006 in total decreased by $2,719,000 or 13% as compared to 2005. The changes in product development costs primarily relate to the following:

Clinical trial expenses in 2007 were $1,203,000, a decrease of 3,139,000 or 72% over 2006. This decrease is primarily the result of the transfer of the Phase III clinical trials for SLE to UCB, effective May 9, 2006, with UCB responsible for the investigator fee and all other expenses associated with these Phase III trials. Clinical trial expenses in 2006 were $4,342,000, an increase of $605,000 or 16% over 2005. This increase is primarily the result of investigator expenses for enrollment at clinical sites, particularly for epratuzumab for the treatment of SLE of approximately $3,600,000.

Personnel costs in 2007 were $4,322,000, a decrease of $250,000 or 5% as compared to 2006. This decrease was primarily due to employee attrition during the year, partially as a result of the transfer of the Phase III clinical trials to UCB in May 2006. Personnel costs in 2006 were $4,572,000, a decrease of $71,000 or 2% as compared to 2005. This decrease was primarily due to employee attrition, a reduction in recruitment fees and other cost control efforts partially offset by salary increases.

Patent expenses for 2007 were $1,895,000 an increase of $644,000 or 51% over 2006. This increase was primarily due to increased professional fees incurred for patent filings and support in 2007. Patent expenses for 2006 were $1,251,000, a decrease of $1,834,000 or 59% over 2005, due to efforts to reduce patent related expenses and a favorable settlement of professional fees incurred for support services.

Lab supplies and chemical reagent costs were $1,557,000 in 2007, a decrease of $129,000 or 8% over 2006. Lab supplies and chemical reagent costs were $1,686,000 in 2006, a decrease of $839,000 or 33% over 2005. The continuous reductions between years were a result of delayed production of clinical antibodies as part of cost control efforts in 2006 and lower demand of the clinical trials with the transfer of the Phase III clinical trials for SLE in May 2006.

Facility costs in 2006 were $3,897,000, a decrease of $149,000 or 4% from 2005, due to lower maintenance and repairs expense.

Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

Clinical Phase	Estimated Completion Period
Phase I	1-2 Years
Phase II	1-3 Years
Phase III	2-5 Years

The duration and cost of clinical trials through each of the clinical phases may vary significantly over the life of a particular project as a result of, among other things, the following factors:

- the length of time required to recruit qualified patients for clinical trials
- the duration of patient follow-up in light of trials results
- the number of clinical sites required for trials and
- the number of patients that ultimately participate

Liquidity and Capital Resources

Since our inception in 1982, we have financed our operations primarily through private sales of our equity securities, revenue earned under licensing agreements and, to a lesser degree, from sales of CEA-Scan® and LeukoScan®, research grants from various sources and investment income.

Discussion of Cash Flows

Cash flows from operations. Net cash used in operating activities for the year ended June 30, 2007 was $17.9 million, compared to $12.1 million provided by operations for the year ended June 30, 2006. The decrease of $30.0 million is primarily due to the prior year's cash receipt of $38.0 million as a result of the UCB Agreement. The current year's loss on operations of $16.7 million was an improvement over the loss on operations of $28.6 million in the 2006 fiscal year. The current year's cash flow from operations was negatively impacted by the amortization of $5.3 million of deferred revenue from the UCB Agreement, which was partially offset by benefit from payment of $3.0 million of interest expense with Company common stock.

Cash flows from investing. Net cash used in investing activities for the year ended June 30, 2007 was $25.4 million compared to net cash provided of $3.7 million for the year ended June 30, 2006. The decline in cash flow from investing was a result of the purchase of $25.0 million of marketable securities in 2007 for excess cash that was not required for operations, whereas in the 2006 fiscal year the Company required the proceeds of the sale of securities to fund operations prior to the completion of the UCB Agreement.

Cash flows from financing. Net cash provided by financing activities for the year ended June 30, 2007 was $21.5 million compared to net cash provided of $13.1 million for the year ended June 30, 2006. The increase for the current year was primarily due to net proceeds received from the sale of common stock of $22.3 million. There was no corresponding equity sale in the 2006 fiscal year. In the 2006 fiscal year the Company received $14.3 million held in escrow from the sale of 5% senior convertible notes in the 2005 fiscal year.

At June 30, 2007, we had working capital of $42,421,000, representing an increase of $16,712,000 from $25,709,000 at June 30, 2006. The increase in working capital is a result of the May 2007 common stock offering resulting in net proceeds of $22,332,000, partially offset by our net loss of $16,656,000. The decrease of current liabilities as of June 30, 2007 was primarily due to the reclassification to non-current liabilities of $10,669,000 for deferred revenues relating to the recognition of revenue under the UCB Agreement. At June 30, 2007, there was no long-term debt, as a result of the conversion of $28,250,000 (net of discounts) of 5% senior convertible notes into shares of common stock during the 2007 fiscal year, and the reclassification of the remaining portion of the New Jersey Economic Development Authority to current liabilities ($1,275,000).

On May 1, 2007 we sold 4,848,485 shares of common stock, resulting in net proceeds to the Company of approximately $22.3 million. The shares were sold to institutional investors at a price of $4.95 per share. The shares of common stock were sold pursuant to an effective shelf registration statement filed with the SEC.

On May 9, 2006 we entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retained the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. Under the terms of the UCB Agreement, we received initial cash payments totaling $38 million (before fees).

Our cash, cash equivalents and marketable securities amounted to $46,233,000 at June 30, 2007, representing an increase of $4,406,000 from $41,827,000 at June 30, 2006. The increase was primarily attributable to the May 2007 common stock offering, offset by our net loss for 2007. The proceeds from the common stock offering will be used for research and development activities and funding of operating expenses. We have sufficient funds to continue our operations and research and development programs for at least the next twelve months. Cash requirements in fiscal year 2008 are expected to be at a higher level than in fiscal year 2007 due to increased spending for research and development activities and clinical trials for the therapeutic product candidates. However, research and development activities are expected to continue to expand over time and we do not believe we will have adequate cash to complete our research and development compounds in our development pipeline in line with our corporate strategy. As a result, we will continue to require additional financial resources in order to continue our research and development programs, clinical trials of product candidates and regulatory filings.

We continue to evaluate various programs to raise additional capital and to seek additional revenues from the licensing of our proprietary technologies. There can be no assurance that Immunomedics will be able to raise the additional capital it will need on commercially acceptable terms if at all. If the Company were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected. At the present time, we are unable to determine whether any of these future activities will be successful and, if so, the terms and timing of any definitive agreements.

Actual results could differ materially from our expectations as a result of a number of risks and uncertainties, including the risks described in Item 1A Risk Factors, "Factors That May Affect Our Business and Results of Operations," and elsewhere in this Annual Report on Form 10-K. Our working capital and working capital requirements are affected by numerous factors and such factors may have a negative impact on our liquidity. Principal among these are the success of product commercialization and marketing products, the technological advantages and pricing of our products, the impact of the regulatory requirements applicable to us, and access to capital markets that can provide us with the resources when necessary to fund our strategic priorities.

Contractual Commitments

Our major contractual obligations relate to an operating lease for our facility, a loan from the New Jersey Economic Development Authority used to fund the expansion of our facility and employment contracts in effect for our Chairman of the Board, Chief Medical Officer and Chief Scientific Officer and the President/Chief Executive Officer. We have identified and quantified the significant commitments in the following table for the fiscal years ending June 30:

(in thousands)	Payments Due by Period						
Contractual Obligation	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**	**Total**
Operating Lease(1)	$ 556	$ 556	$ 556	$ 609	$662	$7,271	$10,210
NJEDA Loan(2)	$1,284	—	—	—	—	—	$ 1,284
Insurance Premiums(3)	143	143	143	143	—	—	572
Employment Contracts(4)	$1,687	1,341	995	995	150	300	$ 5,468
TOTAL	$3,670	$2,040	$1,694	$1,747	$812	$7,571	$17,534

(1) In November 2001, we renewed our operating lease for our Morris Plains, New Jersey facility for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which included an additional 15,000 square feet. The rent is fixed for the first five years and increases every five years thereafter.

(2) In May 2003, we obtained a loan for $6,376,000 at a variable interest rate through the New Jersey Economic Development Authority, repayable monthly in 60 equal installments.

(3) The split-dollar life insurance policy with David M. Goldenberg requires insurance premium payments by the Company through the 2011 fiscal year.

(4) The employment contract with the David M. Goldenberg, our Chief Medical Officer and Chief Scientific Officer expired June 30, 2006. A new four-year contract was entered into effective July 1, 2007. This contract also includes a minimum royalty agreement, a percentage of the consideration the Company receives from licensing agreements, sales of intellectual properties and disposition of undeveloped assets, as disclosed in the employment agreement. The amounts included above are only the minimum payments and do not include possible additional incentive compensation included in the employment contract. On December 31, 2006, the Board of Directors entered into an employment contract with the President/Chief Executive Officer, which expires on December 30, 2008.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). This authoritative interpretation clarifies and standardizes the manner by which companies will be required to account for uncertain tax positions. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Immunomedics will be required to adopt FIN 48 no later than the quarter beginning July 1, 2007. Immunomedics does not expect that there will be a material impact on its consolidated financial results upon adoption.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03")*. EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Immunomedics will be required to adopt EITF 07-03 no later than the quarter beginning July 1, 2008. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. While we are in the process of evaluating EITF 07-03 as it relates to nonrefundable advance payments we make for goods or services received in future research and development activities, we do not believe the adoption of EITF 07-03 will have a significant impact on our consolidated financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our exposure to market risk of financial instruments contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described due to a number of factors, including uncertainties associated with general economic conditions and conditions impacting our industry.

Our holdings of financial instruments are comprised primarily of auction rate securities and agency bonds. All such instruments are classified as securities available for sale. We do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. We seek reasonable assuredness of the safety of principal and market liquidity by investing in rated fixed income securities while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings also are exposed to the risks of changes in the credit quality of issuers. We typically invest in highly liquid debt instruments with fixed interest rates.

The table below presents the amounts and related weighted average interest rates by fiscal year of maturity for our investment portfolio in marketable securities as of June 30, 2007:

	Expected Maturity Date						
	2008	2009	2010	2011	2012	Total	Fair Value
			(in thousands)				
Fixed rate	$26,150	1,000	—	—	—	$27,150	$27,145
Average interest rate	5.28%	5.35%	—	—	—	5.28%	—

We may be exposed to fluctuations in foreign currencies in regards to certain agreements with service providers relating to certain clinical trials that are in process. Depending on the strengthening or weakening of the U.S. dollar, realized and unrealized currency fluctuations could be significant.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Immunomedics, Inc.

We have audited the accompanying consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunomedics, Inc. and subsidiaries at June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, (i) the Company adopted Statement of Financial Accounting Standards No. 123 (revised), "*Share-Based Payment*" effective July 1, 2005 and (ii), retroactively adopted EITF 06-10 ("EITF 06-10"), "*Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements*" effective June 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Immunomedics, Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
September 12, 2007

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2007	June 30, 2006 As Adjusted (Note 2)
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 19,088,089**	$ 40,877,766
Marketable securities	**27,145,320**	948,820
Accounts receivable, net of allowance for doubtful accounts of $109,000 and $117,000 at June 30, 2007 and June 30, 2006, respectively	**708,212**	498,612
Inventory, net of reserve	**307,909**	541,030
Other current assets	**716,022**	602,736
Restricted cash/securities—current portion	**1,275,200**	1,275,200
Total current assets	**49,240,752**	44,744,164
Property and equipment, net	**7,307,685**	8,496,060
Value of life insurance policies	**3,618,538**	2,461,427
Restricted securities	**—**	1,275,200
Other long-term assets	**31,264**	1,264,992
	$ 60,198,239	$ 58,241,843
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Current portion of long-term debt	**$ 1,275,200**	$ 1,275,200
Accounts payable and accrued expenses	**5,544,232**	7,090,754
Deferred revenues—current portion	**—**	10,669,231
Total current liabilities	**6,819,432**	19,035,185
Long-term debt	**—**	29,525,377
Deferred compensation	**1,826,885**	1,116,817
Deferred revenues—long term portion	**31,145,385**	25,810,769
Minority interest	**76,126**	182,000
Commitments and Contingencies		
Stockholders' equity (deficit):		
Preferred stock, $.01 par value; authorized 10,000,000 shares; no shares issued and outstanding at June 30, 2007 and June 30, 2006	**—**	—
Common stock, $.01 par value; authorized 110,000,000 shares; issued and outstanding, 75,062,164 and 57,538,031 shares at June 30, 2007 and June 30, 2006, respectively	**750,621**	575,380
Capital contributed in excess of par	**238,808,181**	184,651,409
Treasury stock, at cost, 34,725 shares	**(458,370)**	(458,370)
Accumulated deficit	**(219,188,818)**	(202,532,904)
Accumulated other comprehensive income	**418,797**	336,180
Total stockholders' equity (deficit)	**20,330,411**	(17,428,305)
	$ 60,198,239	$ 58,241,843

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended June 30,		
	2007	2006	2005
		As Adjusted (Note 2)	
Revenues:			
Product sales	**$ 2,991,069**	$ 2,253,748	$ 3,349,483
License fee and other revenues	**5,380,658**	1,830,460	329,674
Research and development	**134,285**	268,570	134,285
Total revenues	**8,506,012**	4,352,778	3,813,442
Costs and Expenses:			
Costs of goods sold	**599,406**	473,733	606,901
Research and development	**19,840,878**	22,780,529	27,028,272
Sales and marketing	**490,331**	758,324	973,755
General and administrative	**3,276,901**	4,686,584	3,706,399
Total costs and expenses	**24,207,516**	28,699,170	32,315,327
Operating loss	**(15,701,504)**	(24,346,392)	(28,501,885)
Litigation settlement	**—**	—	1,111,750
(Loss) Gain on change in fair value of warrants	**—**	(269,988)	938,760
Interest and other income	**1,741,394**	667,427	436,759
Interest expense	**(3,234,266)**	(5,175,312)	(1,035,498)
Minority interest	**105,874**	90,160	109,961
Foreign currency transaction (loss) gain	**35,097**	(16,786)	(3,969)
Loss before income tax benefit	**(17,053,405)**	(29,050,891)	(26,944,122)
Income tax benefit	**397,491**	490,415	385,120
Net loss	**$(16,655,914)**	$(28,560,476)	$(26,559,002)
Per Share Data (basic and diluted):			
Net loss	**$ (0.26)**	$ (0.52)	$ (0.49)
Weighted average number of common shares outstanding	**63,277,095**	55,263,365	53,683,834
Comprehensive loss:			
Net loss	**$(16,655,914)**	$(28,560,476)	$(26,559,002)
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	**70,763**	52,938	(39,976)
Unrealized gain (loss) on securities available for sale	**11,854**	30,477	(14,722)
Other comprehensive income (loss)	**82,617**	83,415	(54,698)
Comprehensive loss	**$(16,573,297)**	$(28,477,061)	$(26,613,700)

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Capital Contributed in Excess of Par	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount	Shares	Amount					
Balance, at June 30, 2004, as reported	—	—	49,893,693	$498,937	$159,493,859	$(458,370)	$(148,257,745)	$307,463	$ 11,584,144
Cumulative effect of accounting change (Note 2)	—	—	—	—	—	—	844,319	—	844,319
Balance at June 30, 2004, as adjusted			48,893,693	498,937	159,493,859	(458,370)	(147,413,426)	307,463	12,428,463
Exercise of options to purchase common stock	—	—	1,250	12	4,050	—	—	—	4,062
Issuance of common stock pursuant of private placement, net	—	—	4,178,116	41,781	13,919,238	—	—	—	13,961,019
Other comprehensive loss	—	—	—	—	—	—	—	(54,698)	(54,698)
Net loss, as adjusted	—	—	—	—	—	—	(26,559,002)	—	(26,559,002)
Balance, at June 30, 2005, as adjusted	—	—	54,073,059	$540,730	$173,417,147	$(458,370)	$(173,972,428)	$252,765	$ (220,156)
Exercise of options to purchase common stock	—	—	54,250	543	95,145	—	—	—	95,688
Stock based compensation	—	—	—	—	31,846	—	—	—	31,846
Warrants reclassified to equity	—	—	—	—	3,018,228	—	—	—	3,018,228
Conversion of 5% notes to common stock	—	—	2,808,543	28,085	6,415,167	—	—	—	6,443,252
Payment of interest expense in common stock	—	—	602,179	6,022	1,673,876	—	—	—	1,679,898
Other comprehensive income	—	—	—	—	—	—	—	83,415	83,415
Net loss, as adjusted	—	—	—	—	—	—	(28,560,476)	—	(28,560,476)
Balance, at June 30, 2006, as adjusted	—	—	57,538,031	575,380	184,651,409	(458,370)	(202,532,904)	336,180	(17,428,305)
Exercise of options to purchase common stock	—	—	**87,150**	**871**	**229,976**	—	—	—	**230,847**
Issuance of common stock pursuant to a private placement, net	—	—	**4,848,485**	**48,485**	**22,283,703**	—	—	—	**22,332,188**
Stock based compensation	—	—	—	—	**353,013**	—	—	—	**353,013**
Warrants exercised	—	—	**64,935**	**649**	**192,857**	—	—	—	**193,506**
Conversion of 5% notes to common stock	—	—	**11,566,800**	**115,668**	**28,072,083**	—	—	—	**28,187,751**
Payment of interest expense in common stock	—	—	**956,763**	**9,568**	**3,025,140**	—	—	—	**3,034,708**
Other comprehensive income	—	—	—	—	—	—	—	**82,617**	**82,617**
Net loss	—	—	—	—	—	—	**(16,655,914)**	—	**(16,655,914)**
Balance, at June 30, 2007	—	—	**75,062,164**	**$750,621**	**$238,808,181**	**$(458,370)**	**$(219,188,818)**	**$418,797**	**$ 20,330,411**

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,		
	2007	2006	2005
		As Adjusted (Note 2)	
Cash flows from operating activities:			
Net loss	**$ (16,655,914)**	$(28,560,476)	$(26,559,002)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	**1,617,528**	1,779,222	1,863,052
Receipt of proceeds from UCB Agreement	**—**	38,000,000	—
Amortization of deferred revenue	**(5,334,615)**	(1,520,000)	—
Minority interest.	**(105,874)**	(90,160)	(109,961)
Provision (credit) for allowance for doubtful accounts	**(8,068)**	(30,160)	(105,972)
Inventory reserve	**—**	5,500	27,614
Amortization of premiums of marketable securities	**15,759**	106,205	148,044
Amortization of debt issuance costs and debt discount	**348,554**	2,457,111	344,097
Loss (gain) on change in fair value of warrants	**—**	269,988	(938,760)
Non-cash expense relating to issuance of stock options	**353,013**	31,846	—
Payment of interest expense with common stock	**3,034,708**	1,679,898	—
Other	**70,763**	52,938	(39,976)
Changes in operating assets and liabilities:			
Accounts receivable	**(201,532)**	(58,994)	485,161
Inventories	**233,121**	(52,927)	(181,084)
Other current assets	**(113,286)**	182,941	(36,756)
Other long-term assets	**1,477**	(25,963)	(5,962)
Accounts payable and accrued expenses	**(725,256)**	(1,878,235)	3,126,210
Value of life insurance policies	**(1,157,111)**	(297,000)	(292,000)
Deferred compensation	**710,068**	93,068	93,068
Net cash (used in) provided by operating activities	**(17,916,665)**	12,144,802	(22,182,227)
Cash flows (used in) from investing activities:			
Purchase of marketable and restricted securities	**(228,985,200)**	(1,650,000)	(7,356,984)
Proceeds from maturities of marketable securities	**204,060,000**	5,448,160	9,267,802
Additions to property and equipment	**(429,153)**	(123,167)	(482,521)
Net cash (used in) from investing activities	**(25,354,353)**	3,674,993	1,428,297
Cash flows from financing activities:			
Proceed from issuance of common stock, net of transaction costs	**22,332,188**	—	13,961,019
Issuance of 5.0% senior convertible notes-net	**—**	—	30,168,235
Release of restricted funds from escrow	**—**	14,300,000	(14,300,000)
Payments of debt	**(1,275,200)**	(1,275,200)	(6,275,200)
Exercise of stock options and stock warrants	**424,353**	95,688	4,062
Net cash provided by financing activities	**21,481,341**	13,120,488	23,558,116
(Decrease) increase in cash and cash equivalents	**(21,789,677)**	28,940,283	2,804,186
Cash and cash equivalents at beginning of period	**40,877,766**	11,937,483	9,133,297
Cash and cash equivalents at end of period	**$ 19,088,089**	$ 40,877,766	$ 11,937,483
Supplemental disclosure of noncash financing activities:			
Cash paid for interest	**$ 103,545**	$ 1,080,482	$ 529,111
Cash paid for income taxes	**$ 212,624**	$ 1,480	$ 330,893

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Overview

Immunomedics, Inc., a Delaware corporation ("Immunomedics" or the "Company") is a biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. Immunomedics currently markets and sells LeukoScan® throughout Europe, Canada and in certain other markets outside the U.S.

Immunomedics is subject to significant risks and uncertainties, including, without limitation, our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally.

As of June 30, 2007, the Company had unrestricted cash, cash equivalents and marketable securities totaling $46,233,000. As a result of the sale of additional shares of common stock on May 1, 2007 (see Note 7) and by entering into the May 9, 2006 Development, Collaboration and License Agreement, (the "UCB Agreement") with UCB, S.A. ("UCB") (see Note 10) along with the receipt of the initial payments related thereto, the Company has sufficient funds to continue its operations and its research and development programs for at least the next twelve months. Cash requirements in fiscal year 2008 are expected to be at a higher level than in fiscal year 2007 due to increased spending for research and development activities and clinical trials for the therapeutic product candidates. However, research and development activities are expected to continue to expand over time and the Company does not believe it will have adequate cash to complete its research and development compounds in its development pipeline in line with its corporate strategy. As a result, Immunomedics will continue to require additional financial resources in order to continue its research and development programs, clinical trials of product candidates and regulatory filings.

Since its inception in 1982, Immunomedics' principal sources of funds have been the private and public sale of debt and equity securities and, to a lesser extent, revenues from licensing. There can be no assurance that Immunomedics will be able to raise the additional capital it will need on commercially acceptable terms if at all. If the Company were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest is recorded for a majority-owned subsidiary (see Note 9).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign Currencies

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at year-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity in the Consolidated Balance Sheets and are included in the determination of comprehensive income in the Consolidated Statements of Stockholders' Equity (Deficit). Transaction gains and losses are included in the determination of net income in the Consolidated Statements of Operations.

Cash Equivalents and Marketable Securities

Immunomedics considers all highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.

Immunomedics' investments in marketable securities are classified as securities that are available for sale. The marketable securities portfolio at June 30, 2007 primarily consisted of long-term auction rate bonds that are tied to short-term interest notes that are reset through a "dutch auction" process that occurs every 28 days.

Concentration of Credit Risk

Cash, cash equivalents and marketable securities are financial instruments that potentially subject the Company to concentration of credit risk. Immunomedics invests its cash in debt instruments of financial institutions and corporations with strong credit ratings. Immunomedics has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity. These guidelines are periodically reviewed to take advantage of trends in yields and interest rates. Immunomedics has historically held the investments to maturity. However, the Company has the ability to sell these investments before maturity and has therefore classified the investments as available for sale. Immunomedics has never experienced any significant losses on its investments.

Inventory

Inventory, which consists of the finished product LeukoScan, is stated at the lower of average cost (which approximates first-in, first-out) or market, and includes materials, labor and manufacturing overhead. An inventory reserve is recorded for finished product that is not deemed to be saleable, if necessary.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives (5-10 years) of the respective assets. Leasehold improvements are capitalized and amortized over the lesser of the initial life of the lease or the estimated useful life of the asset. Immunomedics reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Immunomedics assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows.

Revenue Recognition

The Company accounts for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition. The Company has concluded that the UCB Agreement should be accounted for as a single unit of accounting and is amortizing the $38 million payment received over the expected obligation period, which was initially estimated to end in November 2009.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment.

In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, the Company determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and are being analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities.

As a result of the UCB decision to terminate the SLE trials, the Company is no longer able to determine when these clinical trials will take place nor can it determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, the Company ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. The Company has been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

Milestone payments are recognized as revenue upon the achievement of mutually agreed milestones, provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no continuing performance obligations associated with the milestone payment. To date, the Company has not recorded any revenue for milestone payments.

Revenue is recognized for royalties based on license sales of the Company's product (CEA) in Japan and in Europe. Royalties are recognized as earned in accordance with the contractual terms when royalty from licenses can be reliably measured and collectability is reasonably assured.

Revenue from the sale of diagnostic products is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Research and Development Costs

Research and development costs are expensed as incurred.

Make-Whole Interest Derivative Liability

The holders of the 5% Notes who converted their 5% Notes also received on the date of conversion a payment equal to the amount of accrued and unpaid interest, less interest actually previously paid or provided for, up to and including the maturity date of the 5% Notes, known as the "make-whole" interest payment. The make-whole interest payment was considered a bifurcated derivative since the embedded call option could accelerate the settlement of the interest component of the debt cost at the holder's option. Changes in the fair value of the make-whole interest payment were recorded in current period operations as a component of interest expense. The fair value of this instrument was recorded in the consolidated balance sheet as derivative interest liability and is classified in accounts payable and accrued expenses. The initial value of the derivative interest liability associated with the make-whole interest provision of $751,000 was recorded as additional debt discount and was either being amortized to interest expense over the remaining life of the 5% Notes or was classified to paid in capital for the 5% Notes when they were converted into shares of common stock. As of June 30, 2007 all of the 5% Notes have been converted into shares of common stock, with the make-whole interest derivative liability reduced to zero.

Split-Dollar Life Insurance Policies

The Company entered into a collateral assignment split dollar life insurance arrangement with Dr. Goldenberg and a trust controlled by his family (the "Trust") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Dr. Goldenberg and owned by and benefiting the Trust. The Company will be repaid the lesser of the cumulative premium payments it has made with respect to the policy or the cash surrender value of the policy upon Dr. Goldenberg's death or the voluntary termination of the arrangement by Dr. Goldenberg out of the policies' existing cash surrender value at the time of repayment. In accordance with EITF 06-10, "*Accounting for Collateral Assignment Split Dollar Life Insurance*", an employer should recognize a liability for any post employment benefit associated with split-dollar life insurance plans. Since the contractual terms of the arrangement provide that the Company may not be reimbursed the premiums of the policy upon termination of employment, the Company accrues a liability for a post employment benefit. The measurement of the related benefit is based on a number of probability-weighted assumptions. The more significant of these assumptions are: (a) the appropriate discount rate to use in computing the present value of the benefit; (b) the expected return on cash surrender values; (c) the estimated retirement date; and (d) the expected period of time after employment and prior to the death benefit. Actual results will likely differ from the assumptions used. Those differences, along with changes that may be made in the assumptions used from period to period, will impact the amounts reported in the financial statements.

The Company recognizes an asset in the financial statements based on the amount that could be realized under the insurance contract as of the date of each balance sheet. The amount the Company could realize is the lesser of the premiums paid by the Company or the cash surrender value of the policy.

Other Life Insurance Policies

The Company has various other life insurance policies on Dr. Goldenberg; some of the policies are for the benefit of the Company and some of the policies are for the benefit of Dr. Goldenberg. When the Company is the beneficiary of the policy, and there are no other contractual arrangements between the Company and Dr. Goldenberg, the Company recognizes the amount that could be realized under the insurance arrangement as an asset in the balance sheet. When the Company is the owner of the policy, but has contractually agreed to give Dr. Goldenberg rights to the policy, the Company records both an asset for the amount that could be realized under the insurance arrangement, and a corresponding liability that represents the value contractually benefiting Dr. Goldenberg. The Company recorded immaterial adjustments during the fourth quarter to properly reflect the contractual insurance arrangements between the Company and Dr. Goldenberg.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities relate to the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements and tax returns. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income taxes were provided for profitable foreign jurisdictions at the applicable effective tax rate during the 2007 fiscal year ($104,000) and the 2005 fiscal year ($205,000). No income taxes were provided for in fiscal year 2006 in those jurisdictions due to operating losses.

Benefits received resulting from the sale of the Company's State of New Jersey net operating losses ("NOL") are recognized as a tax benefit when the NOL is approved for sale by the State of New Jersey. During the 2007, 2006 and 2005 fiscal years, the Company sold and received benefits of approximately $647,000, $514,000 and $591,000, respectively, as a result of the State of New Jersey NOL program.

Net Loss Per Share Allocable to Common Stockholders

Net loss per basic and diluted common share allocable to common stockholders is based on the net loss for the relevant period, divided by the weighted-average number of common shares outstanding during the period. For the purposes of the diluted net loss per common share calculations, the exercise or conversion of all potential common shares is not included because their effect would have been anti-dilutive, due to the net loss recorded for the years ended June 30, 2007, 2006 and 2005. The common stock equivalents excluded from the diluted per share calculation are 7,958,328 for the fiscal year ended June 20, 2007, 20,347,611 for the fiscal year ended June 30, 2006 and 8,614,794 for the fiscal year ended June 30, 2005.

Comprehensive Loss

Comprehensive loss consists of net loss, net unrealized gains (losses) on securities available for sale and certain foreign exchange translation changes and is presented in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

Prior to July 1, 2005, the Company's stock option plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*. No stock-based employee compensation cost was recognized in the Statement of Operations for the year ended June 30, 2005, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective July 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As of June 30, 2005, all outstanding stock options were fully vested. Results for prior period have not been restated.

As a result of adopting Statement 123(R) on July 1, 2005, the Company's net loss for the years ended June 30, 2007 and 2006 was approximately $353,000 and $32,000 higher, respectively, than if the Company had continued to account for share-based compensation under Opinion No. 25.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plan in 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

	Year Ended June 30, 2005 As Adjusted
Net loss	$(26,559,002)
Add: Stock-based employee compensation expense	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(13,960,538)
Pro forma net (loss), as adjusted	$(40,519,540)
Earnings per share:	
as adjusted	$ (0.49)
pro forma	$ (0.75)

At the Annual Stockholder Meeting on December 6, 2006, the Company's stockholders approved the Immunomedics, Inc. 2006 Stock Incentive Plan ("2006 Stock Incentive Plan"). The plan was created with the intention to promote the interests of the Company, by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive to remain with the organization. The approval authorized 12,000,000 shares of common stock for issuance, which was comprised of 6,736,625 shares of common stock previously available under the 2002 Employee Share Option Plan (the "2002 Plan"), including 5,346,800 shares subject to outstanding options and an additional 5,263,375 shares of common stock.

The Company's Employee Share Option Plan (the "Plan") permits the grant of share options and shares to its employees for up to 8 million shares of common stock. A summary of these plans is provided in Note 7. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

During the second half of the 2005 fiscal year the Company's Board of Directors approved the acceleration of vesting of all outstanding stock options (the "Acceleration"). The exercise price of all stock options was above market value at the time of the Acceleration. In accordance with SFAS 123, the Company expensed the remaining unrecognized compensation cost associated with the options with accelerated vesting in the pro forma disclosure in its June 30, 2005 financial statements. These actions were taken in order to avoid expense recognition in future financial statements upon adoption of FAS 123(R). The total additional compensation cost of approximately $8,100,000 is recorded in the pro forma table above. If not recorded in the 2005 fiscal year, additional compensation cost of $2,385,000 and $4,112,000 would have been recognized in the fiscal years ended June 30, 2007 and June 30, 2006, respectively.

The fair value of each option granted during the years ended June 30, 2007, 2006 and 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected option term (years)	6.25	6.25	7.0
Expected stock price volatility	93%	94%	117%
Risk-free interest rate	4.50% -5.10%	4.06% -5.05%	3.94% -4.50%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2007, 2006 and 2005 were $2.75, $2.02 and $2.21 per share, respectively. The Company uses historical data to estimate employee forfeitures for employees (17%), executive officers (4%) and outside directors (5%) within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated on ten-year daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has 798,250 non-vested options outstanding. As of June 30, 2007, there was $1,419,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 3.2 years.

Financial Instruments

The carrying amounts of cash and cash equivalents, other current assets and current liabilities, long term debt and restricted securities approximate fair value due to the short-term maturity of these instruments. The fair value, which equals carrying value, of marketable securities available for sale is based on quoted market prices.

Accounting Change

The Company elected to adopt the EITF Issue No. 06-10 ("EITF 06-10"), *"Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements"* during the fourth quarter of fiscal year 2007. EITF 06-10 provides guidance on an employers' recognition of a liability and related compensation costs for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends into postretirement periods and the asset in collateral assignment split-dollar life insurance arrangements.

The election to adopt EITF 06-10 was done retroactively and therefore prior periods have been adjusted to reflect related balances as if the standard had been followed as of the beginning of all periods presented. A $844,319 cumulative adjustment was made to opening retained earnings as of June 30, 2004 to reflect the impact on periods prior to those presented in these financial statements.

With the adoption of EITF 06-10, the terms of life insurance contracts that can be attributable to future benefits should be recorded in the period of the employee's service in a systematic and rational manner. This liability is recorded so that the aggregate amount accrued is equal to the present value of the benefits that are expected to be provided to the employee and or his beneficiaries in exchange for the employee's service to that termination date. Based on the previous service of the employee, the future estimated employment period and projected benefit period of the employee subsequent to termination of employment, a liability of $1.2 million has been accrued for as of June 30, 2007. The difference between the effective interest expense for this liability and the straight line interest expense for this accrued liability is not material.

The Company recognizes an asset in the financial statements based on the amount that could be realized under the insurance contract as of the date of each balance sheet. For this collateral assignment split dollar policy, the amount the Company could realize is the lesser of the premiums paid by the Company or the cash surrender value of the policy.

The Company makes premium payments in accordance with the terms of the insurance policy and the agreements. The Company will be reimbursed the total premiums paid by the Company or the cash surrender value of the policy upon realization of the insurance benefits to the employees' estate, or the realization of the cash surrender value of the policy upon policy termination. As of June 30, 2007 the cash surrender value for this policy was approximately $2,551,000.

The following schedules summarize the effects of the retrospective application of EITF 06-10 to the Company's financial results as of June 30, 2006 and for the fiscal years ended June 30, 2006 and 2005. The retrospective adoption of EITF 06-10 did not impact the cash flows from operating, investing, or financing activities.

Statements of Consolidated Operations

	For the Fiscal Year Ended June 30, 2006			For the Fiscal Year Ended June 30, 2005		
	As Reported	As Adjusted	Effect of Change	As Reported	As Adjusted	Effect of Change
Revenues:						
Product Sales	$ 2,253,748	$ 2,253,748	$ —	$ 3,349,483	$ 3,349,483	$ —
License fee and other revenues	1,830,460	1,830,460	—	329,674	329,674	—
Research and development	268,570	268,570	—	134,285	134,285	—
Total revenues	4,352,778	4,352,778	—	3,813,442	3,813,442	—
Costs and Expenses:						
Costs of goods sold	473,733	473,733	—	606,901	606,901	—
Research and development	22,780,529	22,780,529	—	27,028,272	27,028,272	—
Sales and marketing	758,324	758,324	—	973,755	973,755	—
General and administrative	4,890,516	4,686,584	203,932	3,905,331	3,706,399	198,932
Total costs and expenses	28,903,102	28,699,170	203,932	32,514,259	32,315,327	198,932
Operating Loss	(24,550,324)	(24,346,392)	203,932	(28,700,817)	(28,501,885)	198,932
Litigation settlement	—	—	—	1,111,750	1,111,750	—
(Loss) Gain on change of warrants	(269,988)	(269,988)	—	938,760	938,760	—
Interest and other income	667,427	667,427	—	436,759	436,759	—
Interest expense	(5,175,312)	(5,175,312)	—	(1,035,498)	(1,035,498)	—
Minority interest	90,160	90,160	—	109,961	109,961	—
Foreign currency transactions	(16,786)	(16,786)	—	(3,969)	(3,969)	—
Loss before income tax benefit	(29,254,823)	(29,050,891)	203,932	(27,143,054)	(26,944,122)	198,932
Income tax benefit	490,415	490,415	—	385,120	385,120	—
Net loss	$(28,764,408)	(28,560,476)	203,932	$(26,757,934)	(26,559,002)	198,932
Per Share Data (basic and diluted)	$ (0.52)	(0.52)	—	$ (0.50)	$ (0.49)	—

Consolidated Balance Sheets

	June 30, 2006		
	As Reported	As Adjusted	Effect of Change
Current assets	$ 44,744,164	$ 44,744,164	$ —
Property and equipment, net	8,496,060	8,496,060	—
Restricted securities	1,275,200	1,275,200	—
Value of life insurance policies	—	2,461,427	2,461,427
Other long-term assets	1,362,419	1,264,992	(97,427)
Total assets	$ 55,877,843	$ 58,241,843	$ 2,364,000
Current liabilities	$ 19,035,185	$ 19,035,185	$ —
Long-term debt	29,525,377	29,525,377	—
Deferred compensation	—	1,116,817	1,116,817
Deferred revenues—long term portion	25,810,769	25,810,769	—
Minority interest	182,000	182,000	—
Stockholder's deficit:			
Common stock	575,380	575,380	—
Capital contributed in excess of par value	184,651,409	184,651,409	—
Treasury stock	(458,370)	(458,370)	—
Accumulated deficit	(203,780,087)	(202,532,904)	1,247,183
Accumulated other comprehensive income	336,180	336,180	—
Total stockholder's deficit	(18,675,488)	(17,428,305)	(1,247,183)
Total liabilities and stockholder's deficit	$ 55,877,843	$ 58,241,843	$ 2,364,000

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). This authoritative interpretation clarifies and standardizes the manner by which companies will be required to account for uncertain tax positions. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Immunomedics will be required to adopt FIN 48 no later than the quarter beginning July 1, 2007. Immunomedics does not expect that there will be a material impact on its consolidated financial results upon adoption.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03").* EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Immunomedics will be required to adopt EITF 07-03 no later than the quarter beginning July 1, 2008. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. Immunomedics is in the process of evaluating EITF 07-03 as it relates to nonrefundable advance payments the Company makes for goods or services received in future research and development activities. The Company does not believe the adoption of EITF 07-03 will have a significant impact on the consolidated financial position or results of operations.

Reclassification

Certain 2006 and 2005 balances have been reclassified to conform with the 2007 presentation.

3. Marketable Securities and Restricted Securities

Immunomedics utilizes SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, to account for investments in marketable securities. Under this accounting standard, securities for which there is not the positive intent and ability to hold to maturity are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, which are deemed to be temporary, on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss). Immunomedics considers all of its current investments to be available-for-sale. Marketable securities at June 30, 2007 and 2006 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
June 30, 2007				
Agency Bonds	$ 5,000	$—	$ (5)	$ 4,995
Auction Rate Securities	22,150	—	—	22,150
	$27,150	$—	$ (5)	$27,145
June 30, 2006				
Agency/NJ Municipal Bonds	$ 3,016	$—	$(17)	$ 2,999
Corporate Debt Securities	500	—	—	500
	$ 3,516	$—	$(17)	$ 3,499

Restricted securities at June 30, 2006 of $2,550,000 are included in the table above.

Maturities of debt securities classified as available-for-sale at June 30, 2007 were all due within two years, with an amortized cost of $27,150,000 and an estimated fair value of $27,145,000.

Unrealized losses in the portfolio relate to various debt securities. For these securities, the unrealized losses were primarily due to increases in interest rates. The gross unrealized losses in the portfolio of investments represent less than one percent of the total fair value of the portfolio. The Company has concluded that unrealized losses in its investment securities are not other-than-temporary and the Company has the ability to hold securities to the expected recovery date.

4. Inventory

Inventory consisted of the following at June 30 (in thousands):

	2007	2006
Work in process	$ 58	$—
Finished goods	250	607
Reserve for obsolescence	—	(66)
	$308	$541

5. Property and Equipment

Property and equipment consisted of the following at June 30 (in thousands):

	2007	2006
Machinery and equipment	$ 6,076	$ 5,751
Leasehold improvements	17,476	17,418
Furniture and fixtures	814	800
Computer equipment	1,396	1,364
	25,762	25,333
Accumulated depreciation and amortization	(18,454)	(16,837)
	$ 7,308	$ 8,496
Depreciation expense	$ 1,617	$ 1,779

6. Other Balance Sheet Details

Accounts payable and accrued expenses consisted of the following at June 30 (in thousands):

	2007	2006
Trade accounts payable	$1,312	$1,517
Clinical trial accruals	1,989	1,459
Various legal counsel	425	1,564
Deferred rent expense	660	549
Make-whole interest derivative liability	—	821
Miscellaneous other current liabilities	1,158	1,181
	$5,544	$7,091

7. Stockholders' Equity

The Certificate of Incorporation of the Company authorizes 10,000,000 shares of preferred stock, $.01 par value per share. The preferred stock may be issued from time to time in one or more series, with such distinctive serial designations, rights and preferences as shall be determined by the Board of Directors.

On May 1, 2007, the Company closed an offering to certain institutional investors pursuant to which the Company issued and sold an aggregate of 4,848,485 registered shares of its common stock at $4.95 per share, through a registered direct offering, for aggregate net proceeds of approximately $22.3 million. The shares of common stock offered by the Company in this transaction were registered under the Company's existing shelf registration statement (File No. 333-114810) on Form S-3, which was declared effective by the Securities and Exchange Commission on May 25, 2004.

During the year ended June 30, 2007, holders of 5% Notes converted an aggregate of $12,770,000 of the 5% Notes principal and the Company paid approximately $959,000 of interest due to the Notes' holders in shares of common stock. In addition, on February 7, 2007, in accordance with the terms of the 5% Notes, the Company caused the holders of the 5% Notes to convert an aggregate $17,535,000 of the 5% Notes principal, and the Company paid approximately $1,318,000 of interest due to these Notes' holders in shares of common stock. The Company made a semi-annual interest payment of approximately $758,000 to the 5% Note holders on November 1, 2006. This interest payment may be made in (1) cash, (2) shares of common stock or (3) a combination thereof at the discretion of the Company. The Company decided to retire the accrued interest liability of approximately $758,000 due November 1, 2006 with payment of shares of common stock, resulting in an increase of common stock and additional paid in capital of $3,406 and $754,218, respectively. This transaction resulted in the issuance of 340,574 shares of common stock. These transactions resulted in the issuance of an aggregate of 12,523,563 shares of the Company's common stock.

On August 19, 2005 at a Special Meeting of Stockholders a majority of holders of common stock of the Company approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 70 million shares to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion into common stock for the 5% Notes and the Warrants, (see Note 12). The 5% Notes and Warrants were therefore no longer restricted as to conversion into shares of the Company's common stock. The liability for the Warrants was increased by approximately $270,000 on August 19, 2005 to reflect the increase in the Company's common stock valuation. This increase in the liability for the Warrants is reflected in the statement of operations and the Warrant liability of $3,018,000, was subsequently classified as permanent equity during the year ended June 30, 2006.

On August 2004, the Company sold 4,178,116 shares of its common stock, resulting in net proceeds to the Company of approximately $14.0 million. The shares were sold to institutional investors at a price of $3.61 per share. The shares of common stock were sold pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission.

In February 2002, the Company's Board of Directors declared a dividend of one new right per share pursuant to the 2002 Stockholder Rights Plan (the "2002 Rights Plan") adopted by the Board of Directors. The 2002 Rights Plan involved the distribution of one "Right" as a dividend on each outstanding share of the Company's common stock to each holder of record on March 15, 2002. The 2002 Rights Plan provides that if a third party acquires more than 15% of the Company's common stock without prior approval of the Board of Directors, all of the stockholders of the Company (other than the acquiring party) will be entitled to buy either shares of a special series of our Preferred Shares, or shares of the Company's common stock with a market value equal to double the Exercise Price for each Right they hold. Under these circumstances, the Board of Directors may instead allow each such Right (other than those held by the acquiring party) to be exchanged for one share of the Company's common stock. The exercise or exchange of these Rights would have a substantial dilutive effect on the acquiring party. The Company's Board of Directors retains the right at all times to discontinue the 2002 Rights Plan through redemption of all rights or amend the 2002 Rights Plan in any respect. The Rights will expire on March 1, 2012 (unless extended or unless the Rights are earlier redeemed by the Company as described in the 2002 Rights Plan. No shareholder has exercised this right as of June 30, 2007.

At the Annual Stockholder Meeting on December 6, 2006, the Company's stockholders approved the Immunomedics, Inc. 2006 Stock Incentive Plan ("2006 Stock Incentive Plan"). The plan was created with the intention to promote the interests of the Company, by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive to remain with the organization. The approval authorized 12,000,000 shares of common stock for issuance, which was comprised of 6,736,625 shares of common stock previously available under the 2002 Employee Share Option Plan (the "2002 Plan"), including 5,346,800 shares subject to outstanding options and an additional 5,263,375 shares of common stock.

The 2006 Stock Incentive Plan is divided into three separate equity incentive programs. These incentive programs consist of:

- Discretionary Grant Program under which eligible persons may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of the common stock;
- Stock Issuance Program under which eligible persons may be issued shares of common stock pursuant to restricted stock awards, restricted stock units, performance shares or other stock-based awards which vest upon completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be a fully-vested bonus for services rendered; and
- Automatic Grant Program under which eligible non-employee Board members will automatically receive grants at designated intervals over their period of continued Board service.

The Company's Employee Share Option Plan (the "Plan") permitted the grant of share options and shares to its employees for up to 8 million shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan). At June 30, 2007, 6,646,950 stock options were still available for future grant and shares of common stock were reserved for possible future issuance upon exercise of stock options both currently outstanding and which may be issued in the future.

Each of the Company's outside Directors who had been a Director prior to July 1st of each year is granted, on the first business day of July of each year, an option to purchase shares of the Company's common stock at fair market value on the grant date, the number of options to be issued is at the discretion of the Company's Board of Directors. For fiscal years 2007, 2006 and 2005 stock options to purchase 100,000, 70,000 and 50,000 shares of common stock respectively, were granted to these Directors. When an outside Director is elected to the Board of Directors, they are awarded options for 10,000 shares of the Company's common stock.

Information concerning options for the years ended June 30, 2007, 2006 and 2005 is summarized as follows:

	Number of Shares			Weighted Average Price		
	2007	2006	2005	2007	2006	2005
Options outstanding, beginning of year	5,254,200	5,486,650	4,837,750	$7.92	$8.62	$9.25
Options granted	341,500	686,500	926,150	$3.64	$2.55	$2.39
Options exercised	(87,150)	(54,250)	(1,250)	$2.65	$1.76	$3.25
Options cancelled or forfeited	(236,250)	(864,700)	(276,000)	$5.92	$6.30	$5.76
Options outstanding, end of year	5,272,300	5,254,200	5,486,650	$7.82	$7.92	$8.27

The aggregate intrinsic value of the outstanding and exercisable stock options as of June 30, 2007 is $3,230,000 and $2,295,000, respectively. The aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options at June 30, 2007, for those options for which the quoted market price was in excess of the exercise price. The total intrinsic value of options exercised during the 2007, 2006 and 2005 fiscal years was $174,000, $30,000 and $2,000, respectively.

The following table summarizes information concerning options outstanding under the Plans at June 30, 2007:

Range of exercise price	Number outstanding at June 30, 2007	Weighted average exercise price	Weighted average remaining term (yrs.)	Number exercisable at June 30, 2007	Weighted average exercise price
$ 1.44- 3.00	1,475,800	$ 2.13	7.5	913,550	$ 1.92
3.01- 5.00	1,051,000	4.27	5.2	830,000	4.27
5.01- 8.00	1,388,000	6.50	6.1	1,373,000	6.51
8.01-18.00	716,500	15.86	3.2	716,500	15.86
$ 18.01-24.56	641,000	20.57	4.0	641,000	20.57
	5,272,300	$ 7.82	5.7	4,474,050	$ 8.67

In connection with the termination arrangement with Amgen in April 2004, the Company issued a five-year warrant to purchase 100,000 shares of common stock at a price equal to $16.00 per share.

8. Income Taxes

The (benefit) provision for income taxes is as follows:

	Year Ended June 30,		
	2007	2006	2005
Federal			
Current	$ 100	$ —	—
Deferred	—	—	—
Total Federal	100	—	—
State			
Current	(601)	(490)	(590)
Deferred	—	—	—
Total State	(601)	(490)	(590)
Foreign			
Current	104	—	205
Deferred	—	—	—
Total Foreign	104	—	205
Total (Benefit)	$(397)	$(490)	$(385)

A reconciliation of the statutory tax rates and the effective tax rates for each of the years ended June 30 is as follows:

	2007	2006	2005
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes (net of Federal tax benefit)	(10.7)%	(7.2)%	(6.3)%
Foreign income tax	(2.8)%	(0.1)%	0.1%
Change in valuation allowance	49.8%	41.4%	40.2%
Other	(4.6)%	(1.8)%	(1.4)%
	(2.3)%	(1.7)%	(1.4)%

Immunomedics utilizes SFAS No. 109, *Accounting for Income Taxes,* to account for income taxes. For fiscal years 2007, 2006 and 2005, the Company recorded a state tax benefit of $647,000, $514,000 and $590,000, respectively, as a result of its sale of approximately $8,031,000, $6,385,000 and $7,335,000 of New Jersey state net operating losses, respectively.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets as of June 30, 2007 and 2006 are presented below (in thousands):

	2007	2006 As Adjusted
Deferred tax assets:		
Net operating loss carry forwards	$ 67,114	$ 71,711
Research and development credits	10,680	7,633
Property and equipment	3,190	2,833
Deferred revenue	12,439	4,985
Other	4,462	2,239
Total	97,885	89,401
Valuation allowance	(97,885)	(89,401)
Net deferred taxes	$ —	$ —

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowances for fiscal years 2007 and 2006 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as the Company continues to incur losses. The differences between book income and tax income primarily relates to the recognition of income resulting from the UCB Agreement and depreciation.

At June 30, 2007, the Company has available net operating loss carry forwards for federal income tax reporting purposes of approximately $184,000,000 and for state income tax reporting purposes of approximately $89,000,000, which expire at various dates between fiscal 2008 and 2027. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss and research credit carry forwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of certain financing arrangements, the Company may have experienced such ownership changes. Accordingly, the Company's net operating loss carry forwards available to offset future federal taxable income arising before such ownership changes may be limited. Similarly, the Company may be restricted in using its research credit carry forwards arising before such ownership changes to offset future federal income tax expense. Of the deferred tax asset valuation allowance related to the net operating loss carry forwards, approximately $24,400,000 relates to a tax deduction for non-qualified stock options. Immunomedics will increase capital contributed in excess of par when these benefits are deemed to be more likely than not to be realized for tax purposes. The net operating loss carry forwards for Federal income tax reporting purposes referred to above excludes certain losses from the Company's operations in The Netherlands and Germany, which may also be limited.

9. Related Party Transactions

Certain of the Company's affiliates, including members of its senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with the Company and its affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, the Company's Chairman, Chief Medical Officer and Chief Scientific Officer, Ms. Cynthia L. Sullivan, the President and Chief Executive Officer, who is the wife of Dr. David M. Goldenberg, and certain companies with which the Company does business, including the Center for Molecular Medicine and Immunology and IBC Pharmaceuticals, Inc.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of Immunomedics over 20 years ago and continues to play a critical role in its business. He currently serves as Chairman of the Board of Directors, Chief Medical Officer and Chief Scientific Officer, and is married to our President and Chief Executive Officer, Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with us involving not only his services, but intellectual property owned by him. In addition Dr. Goldenberg performs services for The Center for Molecular Medicine and Immunology ("CMMI"), a not-for-profit specialized cancer research center.

License Agreement. Pursuant to a License Agreement between Immunomedics and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to Immunomedics at the time of Immunomedics' formation in exchange for a royalty in the amount of 0.5% of the first $20,000,000 of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20,000,000. Five of the licensed U.S. patents have since expired. In November 1993 the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI – see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Employment Agreement.

Employment Agreement. Pursuant to the terms of his employment agreement in effect through June 30, 2006, (extended by the Board of Directors through to June 30, 2007), Dr. Goldenberg was entitled to receive incentive compensation equal to one-half of one percent (0.5%) on the first $75.0 million of all Annual Net Revenue (as defined therein) of Immunomedics, and one-quarter of one percent (0.25%) on all such Annual Net Revenue in excess thereof. Annual Net Revenue is defined to include the proceeds of certain dispositions of assets or interests therein, including royalties, certain equivalents thereof and, to the extent approved by the Board of Directors, non-royalty license fees.

Dr. Goldenberg was also entitled to receive Revenue Incentive Compensation during the period of his actual employment with the Company and for a period of three years thereafter, unless he unilaterally terminates his employment without cause or is terminated for cause. With respect to the period that Dr. Goldenberg is entitled to receive Revenue Incentive Compensation on any given products, it will be in lieu of any other percentage compensation based on sales or revenue due him with respect to such products under his employment agreement or the license agreement. A $100,000 annual minimum payment must be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments and the License Agreement. No payments were made in addition to the annual minimum payments during fiscal 2007, 2006 and 2005.

On June 28, 2007 (effective beginning July 1, 2007), the Company entered into an Amended and Restated Employment Agreement pertaining to Dr. Goldenberg's service to the Company as the Chief Scientific Officer and Chief Medical Officer (the "Goldenberg Agreement"), until June 30, 2011. Dr. Goldenberg's annual base salary is a minimum of $500,000, which shall be reviewed annually for appropriate increases by the Board of Directors of the Company. Dr. Goldenberg will also be eligible to participate in any Company's incentive compensation plan in place for its senior level executives and will be eligible to receive an annual discretionary bonus based upon certain performance standards to be determined by the Compensation Committee. Dr. Goldenberg's annual bonus target is 30% of his annual base salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Dr. Goldenberg will also be eligible to receive equity compensation awards under the Company's 2006 Stock Incentive Plan, at the discretion of the Compensation Committee.

Dr. Goldenberg will also be eligible to receive certain additional incentive compensation during the agreement term. Beginning with the 2008 fiscal year, for any fiscal year in which the Company records an annual net loss, Dr. Goldenberg shall receive a sum equal to 0.75% of the consideration the Company receives from any licensing agreement, sale of intellectual property or similar transaction with any third party, with certain exceptions as defined in the Goldenberg Agreement. For any fiscal year in which the Company records net income, Dr. Goldenberg shall receive a sum equal to 1.50% of the Company's Annual Net Revenue as defined in the Goldenberg Agreement for each such fiscal year, and thereafter throughout the non-competition period, as described in the Agreement.

Dr. Goldenberg will also be eligible to receive royalty payments on royalties received by the Company. For each fiscal year the Company shall pay Dr. Goldenberg a sum equal to a percentage of the annual royalties the Company receives on each of the products for which Dr. Goldenberg is an Inventor, and all products using, related to or derived from products for which Dr. Goldenberg is an Inventor. The percentage of royalties that the Company will pay to Dr. Goldenberg on each patented product will be determined based on the percentage of royalties that the Company must pay to external third parties. The Company agrees to make a minimum payment of $150,000 to Dr. Goldenberg during each of fiscal years during the Goldenberg Agreement, payable in equal quarterly payments, as an advance against the amounts due as additional incentive compensation, royalty payments and dispositions of undeveloped assets. In the event the Company completes a disposition of the Company's undeveloped assets for which Dr. Goldenberg was an Inventor, the Company will pay Dr. Goldenberg a sum equal to at least twenty percent or more of the consideration the Company receives from each disposition. The Company's obligation to compensate Dr. Goldenberg upon dispositions of undeveloped assets applies to all dispositions completed within the contract term or within three years thereafter.

Finally, it is a condition to his employment agreement that Dr. Goldenberg be permitted to continue his involvement with CMMI, as discussed in greater detail below. Dr. Goldenberg also is compensated by IBC Pharmaceuticals as discussed in greater detail in these notes to the consolidated financial statements.

Life Insurance. The Company has also agreed with Dr. Goldenberg to maintain in effect for his benefit a $2,000,000 whole life insurance policy. Dr. Goldenberg has the right to assign the beneficiary of the insurance policy. If Dr. Goldenberg retires from Immunomedics on or after his agreed retirement, or if his employment ends because of permanent disability, the Company must assign such policy to Dr. Goldenberg in consideration of the services previously rendered by Dr. Goldenberg to the Company. There are no outstanding loans as of June 30, 2007. If the employment of Dr. Goldenberg ends for any other reason, except for cause, Dr. Goldenberg has the option to purchase such policy for a price mutually agreed upon by him and the Board of Directors, but not to exceed the cash value thereof less any outstanding policy loans, or he may purchase such policy at its full cash value, less any outstanding loans, with the purchase price to the paid out of the proceeds of the policy or any earlier payment or withdrawal of all or any portion of its net cash value. The Company also currently maintains $34.0 million of life insurance on Dr. Goldenberg for the benefit of the Company.

Additionally, a trust created by Dr. Goldenberg is the beneficiary to a $10,000,000 life insurance policy on his life. The policy provides funds, which may be used to assist Dr. Goldenberg's estate in settling estate tax obligations and thus potentially reducing the number of shares of the Common Stock the estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what is estimated to be a 15-year period, the Company is obligated to pay $143,000 per year towards premiums in addition to amounts required to be paid by Dr. Goldenberg's Trust. The Company has an interest in this policy equal to the lesser of the cumulative amount of premium payments made by it under the policies, which, through June 30, 2007, amounted to $2.6 million, or the cash surrender value of the policy which at June 30, 2007 amounted to approximately $2.6 million. If Dr. Goldenberg's employment terminates, and the policy is not maintained, the Company would receive payment equal to the lesser of its invested cumulative premiums, or the cash surrender value in the policy.

Under the terms of the Goldenberg Agreement, effective July 1, 2007, the Company shall continue to pay the premium cost of life insurance policies on the life of Dr. Goldenberg noted above for existing insurance policies listed in the Agreement, including any succeeding policies; provided that any succeeding policies are comparable or more beneficial to Dr. Goldenberg and the Company in terms of scope, terms and premium costs. On September 7, 2007 Dr. Goldenberg and the Company entered into agreements to terminate certain severance payments and assignment of insurance benefits included as part of Dr. Goldenberg's previous employment agreement. The termination of this arrangement will reduce the Company's deferred compensation accrual and net loss by approximately $617,000 in the first quarter of fiscal year 2008.

The Goldenberg Agreement provides that in the event the Company terminates Dr. Goldenberg at any time without "Good Cause" (as defined in the Agreement) or Dr. Goldenberg resigns for "Good Reason" (as defined in the Agreement), Dr. Goldenberg will be entitled to receive a lump-sum severance payment in an amount equal to two times his annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, the Company shall pay monthly COBRA medical insurance costs, if Dr. Goldenberg continues medical coverage under COBRA, for a period of 24 months following such termination.

This agreement also provides that in the event of a change of control, if Dr. Goldenberg terminates his employment upon ninety (90) days prior written notice to the Company or its successor, following the second anniversary of a change of control of the Company, Dr. Goldenberg will be entitled to receive a lump sum severance payment in an amount equal to three times his annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Dr. Goldenberg will receive, for a period of three years following such termination, all medical and dental coverages in effect on the date of termination or, at the Company's election, cash in lieu of such coverage in an amount equal to Dr. Goldenberg's after-tax cost of continuing comparable coverage. Dr. Goldenberg will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Dr. Goldenberg was terminated (prorated to reflect Dr. Goldenberg's actual period of service during such fiscal year). Additionally, the

Goldenberg Agreement provides for a gross-up payment under certain circumstances to compensate Dr. Goldenberg for excise taxes that may be attributable to him as a result of the foregoing payments

Cynthia L. Sullivan

On December 31, 2006, Immunomedics Cynthia L. Sullivan entered into an Amended and Restated Employment Agreement pertaining to Ms. Sullivan's service as the Company's President and Chief Executive Officer (the "Sullivan Agreement"). The Sullivan Agreement amends and restates the previous employment agreement, dated as of March 10, 2001, by and between the Company and Ms. Sullivan, as extended by the Company on June 14, 2006, in its entirety.

Employment Agreement. The Sullivan Agreement will continue, unless earlier terminated by the parties, until December 30, 2008, and will be automatically extended for successive one-year periods unless either the Company or Ms. Sullivan provides a written notice at least 180 days preceding the date of any such extension. Ms. Sullivan's annual base salary under the Sullivan Agreement is $532,000, which shall be reviewed annually for appropriate increases by the Board of Directors or the Compensation Committee of the Board. Ms. Sullivan will also be eligible to participate in the Company's incentive compensation plan in place for its senior level executives. In addition, Ms. Sullivan will be eligible to receive an annual discretionary bonus determined by the Compensation Committee of the Board based upon certain performance standards to be determined by the Compensation Committee. Ms. Sullivan's annual bonus target is 30% of her annual base salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Ms. Sullivan will also be eligible to receive equity compensation awards under the Company's 2006 Stock Incentive Plan, or any such successor equity compensation plan as may be in place from time to time.

The Sullivan Agreement provides that in the event the Company terminates Ms. Sullivan at any time without "Cause" (as defined in the Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Agreement), Ms. Sullivan will be entitled to receive severance payments in an amount equal to two times her annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. Ms. Sullivan will also be entitled to any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated.

The Sullivan Agreement also provides that in the event of a change of control the Company terminates Ms. Sullivan without "Cause" (as defined in the Sullivan Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Sullivan Agreement), Ms. Sullivan will be entitled to receive a lump sum severance payment in an amount equal to three times her annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Ms. Sullivan will receive, for a period of 36 months following such termination, all medical and dental coverages in effect on the date of termination or, at the Company's election, cash in lieu of such coverage in an amount equal to Ms. Sullivan's after-tax cost of continuing comparable coverage. Ms. Sullivan will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated.

Relationships with The Center for Molecular Medicine and Immunology

The Company's product development has involved, to varying degrees, The Center for Molecular Medicine and Immunology (CMMI), a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to the Company pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute (NCI), is located in Belleville, New Jersey. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to devote such time as is necessary to fulfill his duties to the CMMI and IBC Pharmaceuticals, Inc, provided that such duties do not materially interfere with his ability to perform any of his obligations under the Goldenberg Agreement. Certain of the Company's consultants have employment relationships with CMMI, and Dr. Hans Hansen, the Company's emeritus executive officer, is an adjunct member of CMMI. Despite these relationships, the Company believes CMMI is independent of Immunomedics, and CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

The Company has reimbursed CMMI for expenses incurred on behalf of the Company, including amounts incurred pursuant to research contracts, in the amount of approximately $110,000, $64,000 and $69,000 during the years ended June 30, 2007, 2006 and 2005, respectively. In fiscal years ended June 30, 2007, 2006 and 2005 the Company incurred $67,000, $40,000 and $52,000, respectively, of legal expenses for patent related matters for patents licensed to Immunomedics from CMMI. The Company may decide whether or not to support them. However, any inventions made independently of the Company at CMMI are the property of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics, Inc.

As of June 30, 2007, the shares of IBC Pharmaceuticals, Inc. were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,599,705 shares of Series A Preferred Stock	73.26%
Third Party Investors	643,701 shares of Series B Preferred Stock	8.42%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

In each of the fiscal years 2007, 2006 and 2005, Dr. Goldenberg received $55,000 in compensation for his services to IBC. At June 30, 2007, Dr. Goldenberg was a director of IBC, while Cynthia L. Sullivan, Gerard G. Gorman and Phyllis Parker served as the President, Treasurer and Secretary, respectively, of IBC.

10. License Agreement

On May 9, 2006 the Company entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, the Company retains the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse the Company for the development cost actually incurred, plus a buy-in fee.

Under the terms of the UCB Agreement, the Company received in cash from UCB non-refundable payments totaling $38 million (which included a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement).

The Company determined that all elements under the collaboration and co-promotion agreement should be accounted for as a single unit of accounting under EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* . In accordance with SAB No. 104 (Topic 13, *Revenue Recognition*), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As the Company has continuing obligations under the UCB Agreement, and as significant development risk remains, the Company recorded the $38 million non-refundable payment as deferred revenue and is amortizing the $38 million payment received over the expected obligation period, which was initially estimated to end November 2009.

In January 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. Investigators were advised by UCB of this decision, and protocol amendments have been submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. At that time, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment.

In early March 2007, based on continuing discussions and information provided by UCB during the third quarter of fiscal 2007, the Company determined that UCB terminated the SLE clinical trials designed and initiated by Immunomedics. UCB and their experts in the field of SLE have decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. The clinical trial data from the recently stopped trials collected to date are valuable and will be analyzed as support for the new clinical trials. The protocols for the new SLE clinical trials will need to be reviewed and approved by the regulatory authorities. As a result of the UCB decision, the Company is no longer able to determine when these clinical trials will take place nor can it determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, the Company ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. The Company has been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE.

For the 2007 fiscal year the Company recognized $5,335,000 as License Fee Revenues as compared to $1,520,000 as License Fee Revenue from inception of the UCB Agreement through June 30, 2006. The remaining balance of $31,145,000 is recorded as Deferred Revenue in the accompanying consolidated balance sheet.

In addition to the upfront payment, the Company is entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. The Company will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, the Company will be entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. No clinical milestones or royalty payments were earned or received through June 30, 2006. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The UCB Agreement called for the creation of a global autoimmune guidance committee, with equal representation by the Company and UCB, to plan and oversee the conduct and progress of the development and commercialization of epratuzumab. UCB has the deciding vote on the committee. UCB will be solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with the Company responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. The Company is also obligated to manufacture and supply epratuzumab to the limit of its' present capacity, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune indication, if necessary. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

Costs incurred relating to the manufacture of epratuzumab supplied for the clinical trials are recorded as research and development expense as incurred.

The Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the UCB Agreement. Either the Company or UCB has the right to terminate the UCB Agreement by notice in writing to the other party upon or after any material breach of the UCB Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions.

11. Commitments and Contingencies

Employment Contracts

On June 28, 2007 the Amended and Restated Employment Agreement with Dr. Goldenberg was signed for the period through June 30, 2011, (see Note 9). As part of this new agreement a $150,000 annual minimum payment beginning in fiscal year 2008 will be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments. For each of the years ended June 30, 2007, 2006 and 2005, the Company paid Dr. Goldenberg the minimum required payment of $100,000.

On December 31, 2006, the Company and Cynthia L. Sullivan entered into a two year agreement, the Amended and Restated Employment Agreement pertaining to Ms. Sullivan's service as the Company's President and Chief Executive Officer (see Note 9).

Operating Lease

Immunomedics is obligated under an operating lease for facilities used for research and development, manufacturing and office space. In November 2001, the Company renewed for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which is fixed for the first five years and increases thereafter every five years. The renewal includes an additional 15,000 square feet of space. Rental expense related to this lease was approximately $663,000 for each of the 2007, 2006 and 2005 fiscal years.

Including the extension of the facility lease as described above, the minimum lease commitments for facilities are as follows for fiscal years (in thousands):

2008	$ 556
2009	$ 556
2010	$ 556
2011	$ 609
2012	$ 662
Thereafter	$7,271

Significant Contracts

On May 9, 2006 Immunomedics signed the UCB Agreement referred to in Note 10 above. As part of the UCB Agreement, Immunomedics is obligated to manufacture and supply epratuzumab for the completion on ongoing clinical trials in SLE. The Company is also obligated to manufacture and supply epratuzumab, if needed at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for future clinical trials relating to the treatment of Sjögren's syndrome, in necessary. The Company's manufacturing responsibility up to the commercial launch is limited by the Company's production capacity. The initial commercial launch for the SLE indication is unknown at present.

If epratuzumab is approved for commercialization in the United States for non-Hodgkin's lymphoma therapy, the Company will also be required to make a milestone payment in the amount of $600,000 to an outside third party.

Legal Matters

Immunomedics is a party to various claims and litigation arising in the normal course of business, which includes some or all of certain of our patents. Management believes that the outcome of such claims and litigation will not have a material adverse effect on the Company's consolidated financial position and results of operations. The following is a summary of certain claims that are outstanding:

Cytogen, Inc. and C.R. Bard Inc.

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, the Company settled legal fees associated with the suit with the attorneys representing it in the case. The Company recorded in other income a litigation settlement gain in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

Former Employee Patent Litigation

On October 10, 2006, the Company sued a former research scientist employee, seeking a declaration that the Company has the right, under a certain written agreement that the former employee executed at time he commenced work for the Company, to an immediate assignment of all of the employee's rights, titles and interest in three patent applications that the employee filed after leaving the employ of the Company. The Company further seeks a judgment compelling the former employee to perform under the agreement and immediately assign to the Company all of their rights, titles and interest in these patent applications. The Company also seeks damages for breach of contract.

On October 12, 2006, the Company was sued by the same former employee noted above as well as two other parties claiming rights to the patents, seeking a declaration that (i) a certain written agreement executed by the former employee at or about the time he commenced work for the Company does not obligate the former employee to assign to the Company three patent applications filed by him after he ceased working for the Company, (ii) the Company has no ownership rights in said patent applications, and (iii) a certain Recordation Form Cover Sheet that the Company filed with the United States Patent and Trademark Office ("PTO") with respect to two of the three patent applications was invalid and unenforceable. Plaintiffs further seek a permanent injunction requiring the Company to withdraw the Recordation Form Cover Sheet that was filed with the PTO. The Company intends to vigorously defend this action.

Legal counsel is presently taking depositions in regards to these proceedings.

Former Vendor Dispute

During the 2007 fiscal year a dispute arose with a vendor regarding the value of services performed on behalf of the Company. The Company is working with the vendor to negotiate a resolution to the matter and has accrued an amount representing the low end of the range that is expected to settle the matter. Negotiations are currently ongoing. The Company does not expect the ultimate resolution will be material to the Company's financial position, cash flow or results of operations for the full fiscal year.

12. Debt

In April 2005, the Company issued through a private placement $37,675,000 of 5% Senior Convertible Notes, due in May 2008, (the "5% Notes"). The net proceeds of $35,200,000 from the financing have been used to fund clinical development programs for epratuzumab in moderate and severe lupus patients, repay existing indebtedness and fund general working capital requirements. The 5% Notes bore interest at a fixed annual rate of 5%, paid semiannually November 1st and May 1st of each year. The 5% Notes were convertible into the Company's common stock at $2.62 per share.

The holders of the 5% Notes could elect to convert the 5% Notes into shares of common stock at any time and the Company could cause the holders of the 5% Notes to convert their 5% Notes prior to the maturity date of the 5% Notes if the market price of the Company's common stock for at least 20 trading days in any consecutive 30 trading day period, including on such 30th trading day, exceeds 150% of the conversion price in effect on that 30th trading day. On February 7, 2007, the Company called the remaining $17,535,000 of the 5% Notes that were outstanding and issued shares of common stock for the outstanding principal and related interest payments based on a formula defined in the 5% Notes Agreement.

During the years ended June 30, 2007 and 2006, $30,305,000 and $7,370,000 of the 5% Notes were converted into shares of common stock at the request of the 5% Notes' holders or at the direction of the Company in accordance with the terms of the 5% Notes Agreement. For the year ended June 30, 2007, the interest related payments due to the Note holders at the conversion date, including the accrued interest and make-whole interest payment of approximately $3,035,000 was paid for in 956,763 shares of common stock. During the year ended June 30, 2006 approximately $1,680,000 of accrued interest and make-whole interest payments were paid for in 597,744 shares in common stock.

The make-whole interest payment was considered a bifurcated derivative since the embedded call option can accelerate the settlement of the interest component of the debt cost at the holder's option. Since this instrument was bifurcated, changes in the fair value of the make-whole interest payment were recorded in current period operations. The changes in the derivative interest liability associated with its fair value were recorded as a credit of $821,000 to interest expense for the year ended June 30, 2007, as compared to a charge to interest expense of $525,000 for the year ended June 30, 2006. With the conversion of all of the 5% Notes as of June 30, 2007, the fair value of this instrument was zero.

As part of the transaction, the Company included detachable warrants (the "Warrants") to purchase additional shares of the Company's common stock. The Warrants (which expire in April 2008) are convertible into shares of the Company's common stock at a rate of 76.394 shares of common stock for each $1,000 amount of principal 5% Notes. The Warrants are exercisable at $2.98 per share. For the year ended June 30, 2007, 64,935 warrants were exercised. No warrants were exercised for the fiscal years ended June 30, 2006 or 2005.

The Company accounted for the proceeds received from the 5% Notes under the guidance of APB 14 *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*. The proceeds received from the issuance of debt and stock warrants were allocated between the two components based on the relative fair values of the two securities at the time of issuance. The portion of the proceeds allocated to the Warrants ($3,687,000), were amortized to interest expense over the life of the 5% Notes, subject to adjustments for the conversions of the 5% Notes into shares of common stock.

The Warrants were recorded as a liability in the June 30, 2005 balance sheet in accordance with EITF 00-19 -*Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, since at the time of issuance of the notes the Company did not have sufficient authorized and unissued shares available to settle the detachable warrant contract. In accordance with EITF 00-19, the liability contracts were revalued for each reporting period with changes in the fair value of the contract recorded in earnings. At a Special Shareholder's Meeting on August 19, 2005, the Company was approved by a majority of the common stock holders to increase the number of shares of authorized common stock to 110 million shares. The 5% Notes and Warrants were therefore no longer restricted as to conversion into shares of common stock. The $14,300,000 of restricted proceeds from these 5% Notes and Warrants that had been held in escrow were released and the balance in the Warrants liability of $3,018,000 was reclassified to permanent equity.

At the closing of the sale of the Company's 5% Notes, the Company retired and exchanged the entire $10,000,000 principal amount of its 3.25% Convertible Notes, that were due in January 2006, (the "3.25% Notes"), in two separate transactions. The Company paid approximately $5,090,000, (which includes interest accrued on the 3.25% Notes) from the proceeds of the offering to retire $5,000,000 of its outstanding principal. In addition, the Company converted $5,000,000 of its outstanding 3.25% Notes for the newly issued 5% Notes.

The costs incurred as part of the transaction for private placement of the 5% Notes ($2,507,000) were either amortized over the period the 5% Notes were outstanding prior to conversion and reported as interest expense, or classified to paid in capital when the 5% Notes were converted into shares of common stock. For the years ended June 30, 2007, 2006 and 2005, the Company amortized $439,000, $777,000 and $139,000, respectively, to interest expense and classified to additional paid in capital $794,000 and $358,000 for the 5% Notes conversions for the years ended June 30, 2007 and 2006, respectively.

The debt discounts associated with the 5% Notes were either amortized over the same period the 5% Notes were outstanding prior to conversion and reported as interest expense, or classified to paid in capital when converted into shares of common stock. For the years ended June 30, 2007, 2006, and 2005 the Company amortized $731,000, $1,609,000, and $205,000, respectively to interest expense and classified to additional paid in capital $1,324,000 and $369,000 for the 5% Notes conversions for the years ended June 30, 2007 and 2006, respectively.

Total interest expense and related amortization expense for the 5% Notes was $3,131,000, $5,037,000 and $658,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

In January 2004, the Company completed a $10,000,000 financing of 3.25% Senior Convertible Notes, which were due in January 2006, (the "3.25% Notes"). The notes bore interest at a fixed annual rate of 3.25% to be paid semiannually in arrears beginning in July 2004. On April 29, 2005 the Company retired and exchanged the entire $10,000,000 principal amount from proceeds from the 5% Notes. One half of the total principal was retired, including accrued interest. The remaining principal was exchanged for $5,000,000 of the 5% Notes. For the year ended June 30, 2005 the Company incurred interest expense of approximately $271,000.

In May 2003, Immunomedics completed a $6,376,000 bond financing with the New Jersey Economic Development Authority, pursuant to which Immunomedics was able to refinance its capital investment in a new manufacturing facility at a rate of interest below that which would have otherwise been available. The interest rate on the bonds was approximately 5.47% at June 30, 2007. In connection with this financing, Immunomedics granted certain security interests to the New Jersey Economic Development Authority with respect to its properties and assets, and agreed to become subject to certain customary affirmative as well as restrictive covenants, none of which it believes will affect its business or operations in any material respect. In addition, the bonds are subject to mandatory redemption, if the fair value of the Company's collateralized assets falls below the outstanding loan balance. The Company's collateral is recorded as restricted securities in the balance sheet. At June 30, 2007, the Company's indebtedness under this financing was approximately $1,275,000 due in equal monthly installments over the next twelve months. For the years ended June 30, 2007, 2006 and 2005 the Company incurred interest expense of approximately $104,000, $139,000 and $107,000, respectively. Interest and principal payments are due monthly.

13. Geographic Segments

Immunomedics manages its operations as one line of business of researching, developing, manufacturing and marketing biopharmaceutical products, particularly antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases, and it currently reports as a single industry segment. Immunomedics markets and sells its products in the United States and throughout Europe.

The following table presents financial information based on the geographic location of the facilities of Immunomedics as of and for the years ended (in thousands):

	June 30, 2007		
	United States	Europe	Total
Total assets	$ 58,009	$2,189	$ 60,198
Property and equipment, net	7,307	1	7,308
Revenues	5,658	2,848	8,506
Income (loss) before tax benefit	(17,694)	641	(17,053)

	June 30, 2006		
	As Adjusted (Note 2)		
	United States	Europe	Total
Total assets	$ 55,548	$2,694	$ 58,242
Property and equipment, net	8,495	1	8,496
Revenues	2,297	2,056	4,353
Income (loss) before tax benefit	(29,011)	(40)	(29,051)

	June 30, 2005		
	As Adjusted (Note 2)		
	United States	Europe	Total
Total assets	$ 47,672	$2,318	$ 49,990
Property and equipment, net	10,149	3	10,152
Revenues	798	3,015	3,813
Income (loss) before tax benefit	(27,551)	607	(26,944)

14. Defined Contribution Plans

U.S. employees are eligible to participate in the Company's 401(k) plan, while employees in international locations are eligible to participate in other defined contribution plans. Aggregate Company contributions to its benefit plans totaled approximately $34,000, $40,000 and $70,000 for June 30, 2007, 2006 and 2005, respectively.

15. Quarterly Results of Operations (Unaudited)

	Three Months Ended							
	June 30 2007(3)	March 31 2007(2)	Dec. 31 2006(2)	Sept. 30 2006(2)	June 30 2006(2)	March 31 2006(2)	Dec. 31 2005(2)	Sept. 30 2005(2)
	(In thousands, except for per share amounts)							
Consolidated Statements of Operations Data:								
Revenues	$ 838	$ 939	$ 3,399	$ 3,330	$ 2,152	$ 1,315	$ 463	$ 423
Gross profit(1)	531	721	570	570	483	955	191	151
Net loss	(4,624)	(5,117)	(4,457)	(2,458)	(5,606)	(5,692)	(8,770)	(8,492)
Net loss per common share allocable to common stockholders	$ (0.06)	$ (0.08)	$ (0.08)	$ (0.04)	$ (0.10)	$ (0.10)	$ (0.16)	$ (0.16)
Weighted average number of common shares outstanding	72,949	65,000	57,764	57,538	57,242	55,671	54,098	54,073

(1) Gross profit is calculated as product sales less cost of goods sold.

(2) Prior periods have been adjusted to reflect the changes in the method of accounting for collateral assignment split-dollar life insurance arrangements to conform to EITF Issue No. 06-10 "*Accounting for Collateral Assignment Split Dollar Life Insurance*", as discussed in Note 2 to our consolidated financial statements.

(3) Includes $125 of additional net expense relating to adjustments for executive insurance policies.

Immunomedics, Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Reserves
For the Years Ended June 30, 2007, 2006 and 2005

Allowance for Doubtful Accounts

Year ended:	Balance at Beginning of Period	Changes to Reserve(1)	Credits to Expense	Other Charges	Balance at End of Period
June 30, 2005	$(343,724)	$(88,217)	$(105,972)(2)	—	$(149,535)
June 30, 2006	$(149,535)	$ (2,085)	$ (30,160)(2)	—	$(117,290)
June 30, 2007	$(117,290)	$ —	$ (8,068)(2)	—	$(109,222)

(1) Uncollectible accounts written off, net of reserves
(2) Changes in estimate of reserve due to improved collection efforts

Reserve for Inventory Obsolescence

Year ended:	Balance at Beginning of Period	Changes to Reserve	Charges to Expense	Other Charges	Balance at End of Period
June 30, 2005	$(139,000)	$16,614	$(27,614)	$—	$(150,000)
June 30, 2006	$(150,000)	$89,000	$ (5,500)	$—	$ (66,500)
June 30, 2007	$ (66,500)	$66,500	$ —	$—	$ —

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures: We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Immunomedics; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, our management has concluded we maintained effective internal control over financial reporting as of June 30, 2007.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of Immunomedics' internal control over financial reporting.

Changes in internal controls: Such evaluation did not identify any changes in our internal controls over financial reporting that occurred during the three month period ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Immunomedics, Inc.

We have audited Immunomedics Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Immunomedics Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Immunomedics Inc.'s maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, shareholder's equity (deficit) and cash flows for each of the three years in the period ended June 30, 2007 of Immunomedics, Inc. and our report dated September 12, 2007 expressed an unqualified opinion.

/s/ Ernst & Young LLP

MetroPark, New Jersey
September 12, 2007

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Information about our executive officers is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Compensation of Executive Officers" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Nominees For Directors" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated in this annual report on Form 10-K by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors, the audit committee of our board of directors, our audit committee financial expert, our Code of Business Conduct, and other corporate governance matters is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Our Corporate Governance" contained in our definitive proxy statement related to our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

The text of our Code of Business Conduct, which applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) is posted in the "Corporate Governance" section of our website, www.immunomedics.com. A copy of the Code of Business Conduct can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and The NASDAQ Stock Market.

Item 11. *Executive Compensation*

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Compensation for Executive Officers and Directors" and "Director Compensation" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Ownership of Our Common Stock," and "Compensation for Executive Officers" and "Director Compensation" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section(s) entitled "Certain Relationships and Related Party Transactions" and "Our Corporate Governance," "Compensation for Executive Officers," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

Item 14. ***Principal Accounting Fees and Services.***

This information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Independent Registered Public Accounting Firm" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 5, 2007, which we intend to file within 120 days of the end of our fiscal year.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this Report:

1. Consolidated Financial Statements:

   Consolidated Balance Sheets—June 30, 2007 and 2006

   Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2007, 2006 and 2005

   Consolidated Statements of Changes in Stockholders' Equity for the years ended June 30, 2007, 2006 and 2005

   Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2006 and 2005

   Notes to Consolidated Financial Statements

   Reports of Independent Registered Public Accounting Firm—Ernst & Young LLP

2. Financial Statement Schedules:

   Schedule II—Valuation and Qualifying Reserves

3. List of Exhibits

Exhibit No.	Description
3.1(a)	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 6, 1982.(b)
3.1(b)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 4, 1983.(b)
3.1(c)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on December 14, 1984.(b)
3.1(d)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on March 19, 1986.(b)
3.1(e)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 17, 1986.(b)
3.1(f)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 21, 1990.(c)
3.1(g)	Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 12, 1992.(e)
3.1(h)	Certification of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 7, 1996.(h)
3.1(i)	Amended and Restated Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock of Immunomedics, Inc.(j)
3.1(j)	Certificate of Designation of Series G Junior Participating Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on March 15, 2002.(q)
3.1(k)	Certificate of Amendment to the Certificate of Incorporation of the Company as filed with the Secretary of the State of Delaware on August 25, 2005.(x)
3.2	Second Amended and Restated By-Laws of the Company.(z)
4.1	Specimen Certificate for Common Stock.(q)

Exhibit No.	Description
4.2	Rights Agreement, dated as of March 4, 2002, between the Company and American Stock Transfer and Trust Company, as rights agent, and form of Rights Certificate.(o)
4.3	Warrant For the Purchase of Shares of Common Stock of the Company, dated as of May 23, 2002.(p)
4.4	Indenture dated as of January 20, 2004, between the Company and The Bank of New York, as trustee, for 3.25% Convertible Senior Notes due January 12, 2006.(r)
4.5	Form of 3.25% Convertible Senior Note due January 12, 2006 (included in Exhibit 4.6).(r)
4.6	Registration Rights Agreement dated as of January 20, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006.(r)
4.7	Purchase Agreement dated as of January 12, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006.(r)
10.1#	Immunomedics, Inc. 2002 Stock Option Plan, as amended.(q)
10.2	Amendment, dated March 11, 1995, to the Amended and Restated License Agreement among the Company, CMMI, and David M. Goldenberg, dated December 11, 1990.(g)
10.3	License Agreement, dated as of January 21, 1997, between the Company and Center for Molecular Medicine and Immunology, Inc.(i)
10.4	License Agreement, dated March 5, 1999, by and between the Company and IBC Pharmaceuticals.(k)
10.5	Development and License Agreement, dated December 17, 2001, between the Company and Amgen, Inc. (Confidentiality treatment has been granted for certain portions of the Agreement).(l)
10.6	Agreement among the Company, David M. Goldenberg and the Center for Molecular Medicine and Immunology, Inc., dated May, 1983.(a)
10.7	Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.(d)
10.8	Contract for Services dated effective as of January 1, 2002 between the Company and Logosys Logistik GmbH.(n)
10.9	Contribution and Assignment Agreement, dated as of June 30, 2002, between IBC Pharmaceuticals, LLC and IBC Pharmaceuticals, Inc.(q)
10.10	Bond Financing Agreement, dated May 27, 2003, between the New Jersey Economic Development Authority, the Company as Borrower, Fleet National Bank as Agent and as Purchaser.(s)
10.11	Placement Agency Agreement, dated July 28, 2004, by and between the Company and RBC Capital Markets Corporation.(t)
10.12	Form of Registration Rights Agreement between Immunomedics, Inc. and several purchasers.(u)
10.13	Form of Warrant Agreement between Immunomedics, Inc. and JPMorgan Chase Bank, N.A. as Warrant Agent.(u)
10.14	Form of Indenture by and among Immunomedics, Inc., Law Debenture Trust Company of New York as Trustee, and JPMorgan Chase Bank, N.A. as Registrar, Paying Agent and Conversion Agent.(u)
10.15	Form of Purchase Agreement between Immunomedics, Inc. and several purchasers.(u)
10.16†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006.(bb)
10.17#	Change of Control and Severance Agreement, dated as of March 10, 2006, by and between the Immunomedics, Inc. and Gerard G. Gorman.(t)

Exhibit No.	Description
10.18#	Amended and Restated Employment Agreement, dated as of December 31, 2006, between Immunomedics, Inc. and Cynthia L. Sullivan. (u)
10.19	Form of Subscription Agreement by and among the Company and the Purchasers dated May 1, 2007. (v)
10.20	Form of Placement Agent Agreement by and between the Company and Lazard Capital Markets LLC dated May 1, 2007. (v)
10.21#	Amended and Restated Employment Agreement, effective as of July 1, 2007, between Immunomedics, Inc. and Dr. David M. Goldenberg. (w)
10.22#	Immunomedics, Inc. 2006 Stock Incentive Plan. (x)
10.23#	Amendment 2007-1 to the Immunomedics, Inc. 2006 Stock Incentive Plan. (x)
10.24#*	Form of Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.25#*	Form of Change of Control Addendum to the Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.26#*	Form of Notice of Grant of Stock Option under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.27#*	Form of RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.28#*	Form of Change of Control Addendum to RSU Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.29#*	Form of Initial Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.30#*	Form of Annual Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.31*	First Addendum, dated May 5, 1993, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.32*	Second Addendum, dated March 29, 1995, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.33*	Letter Amendment, dated October 5, 1998, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.34*	Fourth Amendment Expansion/Extension Agreement, dated August 15, 2001, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.35#*	Split-Dollar Insurance Agreement dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust.
10.36#*	Collateral Assignment dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust.
10.37#*	Split-Dollar Insurance Agreement dated April 2, 1992, by and between Immunomedics, Inc. and the David M. and Hildegard Goldenberg Irrevocable Trust.
10.38#	Executive Supplemental Benefits Agreement with David M. Goldenberg, dated as of July 18, 1986 (aa).
10.39#	David M. Goldenberg Severance Agreement, dated as of June 18, 2002, between David M. Goldenberg and the Company. (q).

Exhibit No.	Description
10.40*	Termination Agreement of the Split-Dollar Insurance Agreement dated September 7, 2007 between Immunomedics, Inc. and Eva J. Goldenberg, Deborah S. Goldenberg, Denis C. Goldenberg and Neil A. Goldenberg, the Trustees of the David M. and Hildegard Goldenberg Irrevocable Insurance Trust dated January 21, 1992.
10.41*	Termination Agreement of the Executive Supplemental Benefits Agreement dated September 7, 2007 between Immunomedics, Inc. and David M. Goldenberg.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 effective October 6, 1983 (Commission File No. 2-84940).

(b) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(c) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1990.

(d) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2 effective January 30, 1992 (Commission File No. 33-44750).

(e) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993.

(f) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993.

(g) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

(h) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

(i) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.

(j) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated December 15, 1998.

(k) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 23, 1999.

(l) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q (as amended) for the fiscal quarter ended March 31, 2001.

(m) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.

(n) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

(o) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 8, 2002.

(p) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on June 12, 2002.

(q) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

(r) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on April 23, 2004.

(s) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

(t) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on March 10, 2006.

(u) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on January 3, 2007.

(v) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on May 2, 2007.

(w) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on June 29, 2007.

(x) Incorporated by reference from exhibits to the Company's Annual Report of Form 10-K for the fiscal year ended June 30, 2005.

(y) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-8 (Commission File Number 333-143420).

(z) Incorporated by Reference from the Exhibits to the Company's Current Reports on Form 8-K as filed with the Commission on August 27, 2007.

(aa) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1986.

(bb) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

* Filed herewith

\# Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of this report

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOMEDICS, INC.

Date: September 13, 2007

By: /s/ CYNTHIA L. SULLIVAN

Cynthia L. Sullivan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID M. GOLDENBERG David M. Goldenberg	Chairman of the Board	September 13, 2007
/s/ CYNTHIA L. SULLIVAN Cynthia L. Sullivan	President, Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2007
Marvin E. Jaffe	Director	September 13, 2007
/s/ MORTON COLEMAN Morton Coleman	Director	September 13, 2007
/s/ MARY PAETZOLD Mary Paetzold	Director	September 13, 2007
/s/ BRIAN A. MARKISON Brian A. Markison	Director	September 13, 2007
/s/ DON C. STARK Don C. Stark	Director	September 13, 2007
/s/ EDWARD T. WOLYNIC Edward T. Wolynic	Director	September 13, 2007
/s/ GERARD G. GORMAN Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial and Accounting Officer)	September 13, 2007

EXHIBIT LIST
(excludes documents incorporated by reference)

10.24#*	Form of Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.25# *	Form of Change of Control Addendum to the Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.26#*	Form of Notice of Grant of Stock Option under the Immunomedics, Inc.2006 Stock Incentive Plan, as amended.
10.27#*	Form of RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.28#*	Form of Change of Control Addendum to RSU Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.29#*	Form of Initial Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.30#*	Form of Annual Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended.
10.31*	First Addendum, dated May 5, 1993, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.32*	Second Addendum, dated March 29, 1995, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.33*	Letter Amendment, dated October 5, 1998, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.34*	Fourth Amendment Expansion/Extension Agreement, dated August 15, 2001, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992.
10.35#*	Split-Dollar Insurance Agreement dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust.
10.36#*	Collateral Assignment dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust.
10.37#*	Split-Dollar Insurance Agreement dated April 2, 1992, by and between Immunomedics, Inc. and the David M. and Hildegard Goldenberg Irrevocable Trust.
10.40*	Termination Agreement of the Split-Dollar Insurance Agreement dated September 7, 2007 between Immunomedics, Inc. and Eva J. Goldenberg, Deborah S. Goldenberg, Denis C. Goldenberg and Neil A. Goldenberg, the Trustees of the David M. and Hildegard Goldenberg Irrevocable Insurance Trust dated January 21, 1992.
10.41*	Termination Agreement of the Executive Supplemental Benefits Agreement dated September 7, 2007 between Immunomedics, Inc. and David M. Goldenberg.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

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Dear Fellow Stockholders,

This past year has been one of significant developments, including progress in existing clinical trial agents, new agents entering clinical testing, a new antibody formulation, and new platform technologies.

For the first time in our history, we plan to evaluate clinically, a subcutaneous formulation of veltuzumab, our humanized anti-CD20 antibody. As recently reported, veltuzumab has shown activity at the low doses of 80 and 120 mg/m² when given intravenously to patients with non-Hodgkin's lymphoma. The relatively small amount of protein administered at these dose levels, enables the subcutaneous formulation. We plan to advance this new formulation first in an oncology indication, while expanding the intravenous formulation into an autoimmune disease. In parallel with these clinical developments, we continue discussions with potential partners with regard to out-licensing veltuzumab for the completion of its clinical development and eventual commercialization. We believe the subcutaneous formulation, together with current clinical results, enhances differentiation from other anti-CD20 antibodies.

We, and our partner UCB, faced challenges in early fiscal 2007 related to our Phase-III clinical trials, called ALLEVIATE, evaluating epratuzumab in patients with lupus. However, within two months of UCB's voluntary suspension of the studies due to sterility assurance concerns, the FDA lifted the clinical hold status of the trials. UCB has subsequently established new protocols under which clinical trials for the treatment of patients with lupus will be conducted, and has reiterated its commitment to further development of epratuzumab.

We continue to add value to epratuzumab by expanding its applications in oncology. The North Cancer Center Treatment Group is evaluating the addition of epratuzumab to rituximab and chemotherapy to treat patients with newly diagnosed diffuse large B-cell lymphoma. The Children's Oncology Group is testing epratuzumab in combination with standard chemotherapy in children with acute lymphoblastic leukemia. Results from the feasibility phase of both studies have shown that the two regimens are safe and efficacious.

Our solid tumor therapeutic product candidate, PAM4 labeled with yttrium-90, has shown encouraging initial results in our Phase I dose-escalation study in pancreatic cancer patients. Future plans include a dose-escalation study in which smaller Y-90 doses are given to patients repeatedly, in combination with gemcitabine. Assuming future clinical trials support regulatory approval in these patients, we will consider developing this product through commercialization on our own. We are excited about this prospect, but of course appreciate the challenge of treating pancreatic cancer.

During the year as planned, we began enrolling patients with multiple myeloma into a Phase I/II study with our humanized anti-CD74 antibody, milatuzumab, possibly the first anti-CD74 antibody in clinical testing. This has attracted the attention of key opinion leaders leading to additional studies in non-Hodgkin's lymphoma and chronic lymphocytic leukemia sponsored by investigators under a grant from the National Cancer Institute and other sources.

The advent of the Dock-and-Lock methodology jointly developed with our subsidiary, IBC Pharmaceuticals, Inc., has significantly transformed our preclinical programs. More importantly, for the first time in our history, we have a platform technology that we can potentially out-license to multiple partners on a non-exclusive, product-by-product basis.

We were able to significantly advance our clinical pipeline this year without increasing our cash burn of approximately $22 million per year. In May we added $22.3 million of cash through a registered direct offering of our common stock. Licensing remains an important part of our business strategy, and discussions with potential partners for several of our products and technologies are ongoing.

For fiscal 2008, we have set in place a very aggressive strategic plan, including the introduction of new products for preclinical development and the advancement of new therapeutics and product formulations to the clinic. I look forward to sharing with you our progress on these developments next year. On behalf of our senior management, employees and Board of Directors, thank you for your continued support.

Most sincerely,



Management Team

David M. Goldenberg, Sc.D., M.D.
Chairman of the Board, Chief Scientific Officer, Chief Medical Officer

Cynthia L. Sullivan, M.S., M.B.A.
President & Chief Executive Officer & Director

Gerard G. Gorman, M.B.A.
Sr. Vice President, Finance & Business Development & Chief Financial Officer

Ken Chang, Ph.D.
Vice President, Research & Development, IBC Pharmaceuticals, Inc.

Henry W. Founds, Ph.D.
Sr. Director Toxicology & Regulatory Affairs

Lutz Greiner-Bechert, Ph.D.
Vice President, European Operations

Hans J. Hansen, Ph.D.
Emeritus Vice President, Research & Development & Intellectual Property

Richard Prince, Ph.D.
Sr. Director, Regulatory Affairs & Quality Operations

William A. Wegener, M.D., Ph.D.
Vice President, Clinical Research

Jinyou Zhang, Ph.D.
Executive Director, Process Development & Manufacturing

Phyllis Parker
Corporate Secretary

Board Of Directors

David M. Goldenberg, Sc.D, M.D.
Chairman of the Board, Chief Scientific Officer, Chief Medical Officer

Morton Coleman, M.D.(3)(4)
Director of the Center for Lymphoma and Myleloma at New York Presbyterian Hospital-Cornell Medical Center

Marvin E. Jaffe, M.D.(1)(2)(3)(4)
Former President, R.W. Johnson Pharmaceutical Research Institute

Brian A. Markison(2)(3)(4)
Chairman of the Board,
President & Chief Executive Officer
King Pharmaceuticals, Inc.

Mary E. Paetzold, CPA(1)(2)(4)
Former Board Member, Vice President, CFO, Secretary and Treasurer of Ecogen, Inc.

Don C. Stark(1)(3)
President & CEO Whistler Associates, Inc.

Cynthia L. Sullivan, M.S., M.B.A.
President & Chief Executive Officer

Edward T. Wolynic, Ph.D.(2)(3)(4)
Former Chief Technology Officer & Group Vice President of Strategic Technologies, Engelhard Corporation

Standing Committees of the Board of Directors

(1) Audit Committee
(2) Compensation Committee
(3) Research & Development Committee
(4) Governance and Nominating Committee

Corporate Headquarters

Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950
Telephone: 973-605-8200
Fax: 973-605-8282
www.immunomedics.com
www.leukoscan.com

European Headquarters

Immunomedics GmbH
Otto-Roehm-Strasse 69
64293 Darmstadt
Germany
Telephone: 49-6151-6671566
Fax: 49-6151-6671577

Independent Registered Public Accounting Firm

Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Annual Meeting

Time: 10:00 a.m.
Date: Wednesday, December 5, 2007
Location: Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950

The Common Stock of Immunomedics, Inc. (IMMU) is traded on the NASDAQ Global Market.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Factors that could cause such differences include, but are not limited to, risks associated with new product development (including clinical trials outcome, regulatory requirement/actions), competitive risks to marketed products and availability of financing and other sources of capital as well as the risks discussed in the Company's Annual Report on Form 10-K for the year ended June 30, 2007.

END